3

Follow-Up Materials

06013109

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shangri-La Asia Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAY 09 2006 E

THOMSON FINANCIAL

FILE NO. 82- 5006

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/4/06

Exemption File No.82-5006

12-31-05
AR/S

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

2005 ANNUAL REPORT

Stock Code: 69

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, AMENDMENTS TO THE BYE-LAWS, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

Resolutions will be proposed at the Annual General Meeting of Shangri-La Asia Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 24 May 2006 at 10:00 a.m. to approve, inter alia, the matters referred to in this circular.

The Notice convening the Annual General Meeting together with the form of proxy for use at the Annual General Meeting are enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

* *For identification purpose only*

28 April 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"2005 Annual General Meeting"	the annual general meeting of the Company held at 10:00 a.m. on Thursday, 26 May 2005
"Annual General Meeting"	the annual general meeting of the Company to be held at 10:00 a.m. on Wednesday, 24 May 2006 at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong
"Board"	the Board of Directors of the Company
"Bye-Laws"	the bye-laws of the Company as amended from time to time
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the HK Stock Exchange with secondary listing on SGX-ST
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"KGL"	Kerry Group Limited
"Latest Practicable Date"	19 April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the HK Stock Exchange
"Notice"	a notice dated 28 April 2006 convening the Annual General Meeting, a copy of which is set out on pages 16 to 22 of this circular

"Recognised Stock Exchange"	any stock exchange recognised by the Securities and Futures Commission of Hong Kong and the HK Stock Exchange for the purpose of securities repurchases
"SFO"	Securities and Futures Ordinance
"SGX-ST"	the Singapore Exchange Securities Trading Limited
"Share(s)"	the ordinary share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Mandate"	a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase at any time until the next annual general meeting of the Company or such earlier period as stated in the Share Resolution the Shares up to a maximum of 10 per cent of the fully paid-up issued share capital of the Company at the date of the Share Resolution
"Share Resolution"	the ordinary resolution referred to in item 6B of the Notice
"Special Resolution"	the special resolution referred to in item 7 of the Notice
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Executive Directors:
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON†
Mr TOW Heng Tan†
Mr Timothy David DATTELS†
Mr HO Kian Hock
(alternate to Mr HO Kian Guan)

† *Independent Non-Executive Directors*

* *For identification purpose only*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

28 April 2006

Dear Shareholders,

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, AMENDMENTS TO THE BYE-LAWS, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information relating to, inter alia, (a) the Share Repurchase Mandate and (b) the amendments to the Bye-Laws to enable you to make an informed decision on whether to vote for or against the Share Resolution and the Special Resolution to be proposed at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

The latest general mandate to repurchase Shares up to a maximum of 10 per cent of the fully paid-up issued Shares was granted to the Directors at the 2005 Annual General Meeting.

The Share Resolution will be proposed at the Annual General Meeting to approve the grant of the Share Repurchase Mandate to the Directors. The Share Repurchase Mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in item 6B of the Notice.

Shareholders should refer to the explanatory statement contained in the Appendix I of this circular, which sets out further information in relation to the Share Repurchase Mandate.

3. AMENDMENTS TO THE BYE-LAWS

The Listing Rules have been amended such that, among other things, a listed issuer in general meeting shall have power by ordinary resolution to remove any director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his/her period of office. The amendment came into effect on 1 March 2006. Accordingly, the Directors propose to amend the Bye-Laws to reflect the change required by the Listing Rules.

In order to be consistent with the requirements under the code provision of Appendix 14 to the Listing Rules, the Directors propose to amend the Bye-Laws such that all Directors appointed by the shareholders at general meeting to fill casual vacancies, or by the Board to fill casual vacancies or as additions to the Board shall be subject to election by shareholders at the first general meeting after their appointment.

In addition, the Directors also propose to amend the Bye-Laws such that the term of office of alternate Director shall coincide with that of the relevant Director to whom such alternate Director serves as the alternate and that the rights of alternate Director are clearly provided in the Bye-Laws.

Details of the amendments are set out in item 7 of the Notice.

4. ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out on pages 16 to 22 of this circular. At the Annual General Meeting, ordinary resolutions to approve, inter alia, the Share Repurchase Mandate and the Special Resolution to approve the amendments to the Bye-Laws will be proposed.

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting if you so wish.

Pursuant to Bye-Law 70 of the Bye-Laws, subject to the Listing Rules, a resolution put to the vote of the general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three shareholders present in person or by duly authorized corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders present in person or by duly authorized corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) by any shareholder or shareholders present in person or by duly authorized corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In addition, if the aggregate proxies held by (i) the Chairman of a particular meeting, and (ii) the Directors, account for 5% or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in the proxies referred to above, the Chairman of the meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

5. RECOMMENDATION

The Directors are of the opinion that the grant of the Share Repurchase Mandate and the amendments to the Bye-Laws are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend shareholders to vote in favour of the Share Resolution and the Special Resolution to be proposed at the Annual General Meeting.

6. GENERAL INFORMATION

Your attention is drawn to the information contained in Appendix II and Appendix III of this circular which set out details of the retiring Directors proposed to be re-elected at the Annual General Meeting and the Directors' fees (including fees payable to members of the Audit and Remuneration Committees) for the year ended 31 December 2006 respectively.

Yours faithfully,
On Behalf of the Board of
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

The following is the explanatory statement required to be sent to shareholders under the Listing Rules to enable them to make an informed decision on whether to vote for or against the ordinary resolution in relation to the Share Repurchase Mandate to be proposed at the Annual General Meeting.

1. SHARE REPURCHASE PROPOSAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,529,522,474 fully paid-up Shares. It is proposed that up to a maximum of 10 per cent of the fully paid-up Shares in issue at the date of passing of the Share Resolution to approve the Share Repurchase Mandate may be repurchased by the Directors. Subject to the passing of the Share Resolution, on the basis that no further Shares are issued prior to the Annual General Meeting and ignoring other restrictions, the Company would be allowed under the Share Repurchase Mandate to repurchase up to a maximum of 252,952,247 fully paid-up Shares on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from the shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its constitutional documents and the laws of Bermuda.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated accounts contained in the annual report of the Company for the year ended 31 December 2005 and taking into account the financial position of the Company as at the Latest Practicable Date, in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. GENERAL

The Directors have undertaken to the HK Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Share Repurchase Mandate upon passing of the Share Resolution will be in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have a present intention, in the event that the Share Resolution is adopted by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Share Repurchase Mandate is approved.

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert (depending on the level of increase of shareholders' interests), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, KGL was directly or indirectly interested in 1,087,719,468 Shares[(note)] as recorded in the register required to be kept under Section 336 of the SFO, which constituted approximately 43 per cent of the voting rights attaching to the issued share capital of the Company. If the Share Repurchase Mandate were to be exercised in full, KGL would (assuming that there is no change in the relevant facts and circumstances) hold approximately 47.78 per cent of the voting rights attaching to the issued share capital of the Company.

It is considered that such increase may give rise to an obligation to make a mandatory offer as referred to above. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in such takeover obligations. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Share Repurchase Mandate.

Note: Such Shares include deemed interest in Shares held by a subsidiary of Shangri-La Hotel Public Company Limited, Thailand.

5. SHARE REPURCHASES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Shares whether on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST or by private arrangement.

6. MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the HK Stock Exchange during each of the previous twelve months (from 1 April 2005 to 31 March 2006) were as follows:

		Shares	
Year	Month	Highest Price *HK$*	Lowest Price *HK$*
2005	April	11.90	10.65
	May	11.90	11.40
	June	12.80	11.50
	July	14.30	12.10
	August	14.05	12.60
	September	13.55	11.95
	October	13.20	10.05
	November	12.50	10.90
	December	13.15	10.85
2006	January	13.20	12.10
	February	13.00	12.10
	March	12.85	12.05

In relation to the re-election of retiring Directors as referred to in item 3 of the Notice, Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing, Mr Ng Si Fong, Alan and Madam Kuok Oon Kwong retire by rotation in accordance with Bye-Law 99 of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election at the Annual General Meeting.

The following are the particulars of the abovementioned retiring Directors as required under Rule 13.51(2) of the Listing Rules:

Mr KUOK Khoon Loong, Edward

Mr Kuok, aged 53, is the Chairman of the Company. He was appointed as an Executive Director of the Company in March 2003 and was appointed as the Chairman of the Company in August 2003. He was previously the Chairman of Kerry Properties Limited (a company listed on The Stock Exchange of Hong Kong Limited) and a Director of Allgreen Properties Limited (a company listed on the Singapore Exchange Securities Trading Limited). He is the Chairman and Managing Director of Shangri-La International Hotels (Pacific Place) Limited and Shangri-La Hotel (Kowloon) Limited, a Vice Chairman of Kerry Holdings Limited and the Chairman of Shangri-La International Hotel Management Limited. Mr Kuok is also the Chairman of the Board of Kuok Philippine Properties, Inc. and EDSA Properties Holdings Inc. (both are listed companies in the Philippines). He has been with the Kuok Group since 1978. He has a Master's degree in Economics from the University of Wales in the United Kingdom. Mr Kuok is a brother of Madam Kuok Oon Kwong.

As at the Latest Practicable Date, Mr Kuok's interest in the Shares and underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest**	**Corporate Interest** *(Note 2)*	**Total**
The Company	Ordinary	3,456	–	297,410	300,866

Notes:

1. These shares were held by Mr Kuok as beneficial owner.
2. These shares represented the interest of a controlled corporation.

Underlying Shares – Share Options granted by the Company

Date of Grant	Exercise Price per Option Share	Number of Option Shares held as at the Latest Practicable Date
	HK$	
28 April 2005	11.60	500,000

Mr Kuok has a service contract with the Company. The emoluments of the executive Directors of the Company are reviewed by the Remuneration Committee of the Board of Directors of the Company with reference to the Group's performance and profitability, as well as the remuneration benchmark in the industry and the prevailing market conditions. For the year ended 31 December 2005, Mr Kuok received annual remuneration of approximately US$3,127,000 from the Group. This includes salary, housing, discretionary bonus, contribution to pension schemes and other benefits in kind.

Save as mentioned above, Mr Kuok does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr LUI Man Shing

Mr Lui, aged 62, was appointed as an Executive Director of the Company in March 2002. Mr Lui joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd. and Shangri-La Hotel Public Company Limited ("SHPCL"), both companies incorporated in Thailand. SHPCL is a company listed on the Stock Exchange of Thailand. In 1992, Mr Lui returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman of SHPCL, the Managing Director of Kerry Beverages Limited and a Director of a number of companies within the Shangri-La Asia Group and the Kuok Group (including Kerry Holdings Limited and Kerry Trading Co. Limited).

As at the Latest Practicable Date, Mr Lui's interest in the Shares and underlying Shares of the Company and its Associated Corporation within the meaning of Part XV of the SFO is as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest**	**Corporate Interest**	**Total**
Shangri-La Hotel Public Company Limited	Ordinary	10,000	–	–	10,000

Note:

1. These shares were held by Mr Lui as beneficial owner.

Underlying Shares – Share Options granted by the Company

Date of Grant	**Exercise Price per Option Share** *HK$*	**Number of Option Shares held as at the Latest Practicable Date**
29 May 2002	6.81	300,000
28 April 2005	11.60	300,000

Mr Lui does not have any service contract with the Group. The emoluments of the executive Directors of the Company are reviewed by the Remuneration Committee of the Board of Directors of the Company with reference to the Group's performance and profitability, as well as the remuneration benchmark in the industry and the prevailing market conditions. For the year ended 31 December 2005, Mr Lui received director's fee of approximately US$4,000 from the Company's subsidiary.

Save as mentioned above, Mr Lui does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr NG Si Fong, Alan

Mr Ng, aged 52, was appointed as an Executive Director of the Company in August 2002. Mr Ng is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Shangri-La Asia Group's new hotels developments and the refurbishment of existing hotels. Prior to taking up the current position in March 2002, Mr Ng was the Project Director of Kerry Properties (H.K.) Limited and a Director of Kerry Project Management (H.K.) Limited, both wholly-owned subsidiaries of Kerry Properties Limited. He joined the Kerry Group in 1990 and has since handled over twenty project developments, many of which have been the Kerry Group's signature projects, including hotels, top-end luxury residential developments and grade A commercial properties. Mr Ng is a chartered engineer by profession and has over 27 years of experience in design, construction and project management of various types of building and civil engineering projects.

As at the Latest Practicable Date, Mr Ng's interest in the underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Underlying Shares – Share Options granted by the Company

Date of Grant	Exercise Price per Option Share	Number of Option Shares held as at the Latest Practicable Date
	HK$	
29 May 2002	6.81	120,000
28 April 2005	11.60	300,000

Mr Ng has a service contract with the Company's subsidiary. The emoluments of the executive Directors of the Company are reviewed by the Remuneration Committee of the Board of Directors of the Company with reference to the Group's performance and profitability, as well as the remuneration benchmark in the industry and the prevailing market conditions. For the year ended 31 December 2005, Mr Ng received annual remuneration of approximately US$509,000 from the Company's subsidiary. This includes salary, housing, discretionary bonus, contribution to pension schemes and other benefits in kind.

Save as mentioned above, Mr Ng does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Madam KUOK Oon Kwong

Madam Kuok, aged 59, was appointed as a Non-Executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL"). This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. She was appointed as a Director of Allgreen Properties Limited (a company listed on the Singapore Exchange Securities Trading Limited) in 1986. Madam Kuok is also a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Stock Exchange of Thailand) and Shangri-La Hotels (Malaysia) Berhad, Malaysia (a company listed on the Bursa Malaysia Securities Berhad) (both of which she currently holds the position of Managing Director) and certain subsidiaries of SHL. Madam Kuok is a sister of Mr Kuok Khoon Loong, Edward.

As at the Latest Practicable Date, Madam Kuok's interest in the Shares and underlying Shares of the Company and its Associated Corporation within the meaning of Part XV of the SFO is as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest** *(Note 2)*	**Corporate Interest** *(Note 3)*	**Total**
The Company	Ordinary	151,379	192,011	108,673	452,063
Shangri-La Hotels (Malaysia) Berhad	Ordinary	–	–	10,000	10,000

Notes:

1. These shares were held by Madam Kuok as beneficial owner.
2. These shares were held by the spouse of Madam Kuok.
3. These shares were held through a company which was owned as to 50% by Madam Kuok.

Underlying Shares – Share Options granted by the Company

Date of Grant	Exercise Price per Option Share *HK$*	Number of Option Shares held as at the Latest Practicable Date
28 April 2005	11.60	300,000

The Company has issued a letter of appointment to Madam Kuok pursuant to which Madam Kuok is appointed as a Non-Executive Director of the Company for a term commencing from 30 May 2003 (the date of her last re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. She is entitled to a Director's fee payable by the Company. In addition, she has service contracts with the Company's subsidiaries from which she receives annual remuneration. For the year ended 31 December 2005, Madam Kuok received a Director's fee of HK$150,000 from the Company. She also received annual remuneration of approximately US$309,000 from the Company's subsidiaries. This includes salary, director's fees, discretionary bonus, contribution to pension schemes and other benefits in kind.

Save as mentioned above, Madam Kuok does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

In relation to the fixing of Directors' fees (including fees payable to members of the Audit and Remuneration Committees) as referred to in item 4 of the Notice, the Directors recommended that the Directors' fees for the financial year ended 31 December 2006 be fixed at HK$150,000 per annum payable to each non-executive Director of the Company, subject to such terms (including as to pro-rating for the year ended 31 December 2006) as the Directors (or a duly authorised committee thereof) may in their absolute discretion see fit.

The Directors also propose that fees be payable to members of the Remuneration and Audit Committees (who are non-executive Directors of the Company) for their services rendered in 2006. Details are set out below:

(i) a fee of HK$50,000 per annum be payable to each member of the Remuneration Committee who is a non-executive Director of the Company for the services rendered in 2006.

(ii) a fee of not exceeding HK$100,000 per annum be payable to each member of the Audit Committee who is a non-executive Director of the Company for the services rendered in 2006, HK$50,000 of which shall be paid as a retainer and the balance not exceeding HK$50,000 shall be calculated by reference to the actual attendance of such member at the Audit Committee meetings held during the year and subject to such other terms as the Directors may in their absolute discretion see fit.

The Directors' fees (including fees payable to members of the Audit and Remuneration Committees) for the financial year ended 31 December 2006 as mentioned above are the same as those for the financial year ended 31 December 2005 which were approved by the shareholders of the Company at the 2005 Annual General Meeting.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 24 May 2006 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the Directors and the Auditors for the year ended 31 December 2005;

2. To declare a final dividend for the year ended 31 December 2005;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

A. THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, (iv) the exercise of any conversion rights attaching to the Zero Coupon Guaranteed Convertible Bonds due 2009 issued by Shangri-La Finance Limited, and (v) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

7. To consider as Special Business, and if thought fit, pass with or without amendments the following resolution as a Special Resolution:

THAT the Bye-Laws of the Company adopted on 25 May 1993 and amended up to 26 May 2005 be amended as follows:

(a) by deleting the existing Bye-Law 90 in its entirety and substituting therefor the following new Bye-Law 90:

"90. The Company in general meeting may by Ordinary Resolution elect a person or persons qualified to be Directors to act as alternate Directors to any of the Directors of the Company or may authorize the Board to appoint such alternate Directors. Any alternate Director may be removed by the Company in general meeting by Ordinary Resolution and, if appointed by the Board, may be removed by the Board and, subject thereto, the office of alternate Director shall continue until the happening of any event which, were he a Director, would cause him to vacate such office or, if earlier, the date on which the relevant Director to whom such alternate Director serves as the alternate, ceases to be a Director. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director."

(b) by deleting the existing Bye-Law 91 in its entirety and substituting therefor the following new Bye-Law 91 and side-note:

Rights of alternate Directors

"91. (A) A Director may at any time, by notice in writing signed by him delivered to the Registered Office or to the Head Office or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director such appointment unless previously approved by the Board shall have effect only upon and subject to being so approved. The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or, if earlier, the date on which the relevant Director to whom such alternate Director serves as the alternate, ceases to be a Director.

(B) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the ordinary remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

(C) An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Bye-Laws shall apply as if he were a Director.

(D) Every person acting as an alternate Director shall (except as regards power to appoint an alternate Director and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him.

(E) Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

(F) No alternate Director shall by virtue of that position be a director for the purposes of the Companies Act, but shall nevertheless be subject to the provisions of the Companies Act in so far as they relate to the duties and obligations of directors (other than the obligations to hold any qualifying share in the Company) when performing the functions of a Director."

(c) by deleting the existing Bye-Law 97(A)(vi) in its entirety and substituting therefor the following new Bye-Law 97(A)(vi):

"(vi) if he shall be removed from office by an Ordinary Resolution of the Company under Bye-Law 104."

(d) by deleting the existing Bye-Law 102(A) in its entirety and substituting therefor the following new Bye-Law 102(A):

"102.(A) The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed to fill a casual vacancy shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."

(e) by deleting the words "annual general meeting" in Bye-Law 102(B) and substituting therefor the words "general meeting".

(f) by deleting the existing Bye-Law 104 and its side-note in their entirety and substituting therefor the following new Bye-Law 104 and side-note:

"104. The Company may by Ordinary Resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may elect another person in his stead. Any person so elected shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at such meeting, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."

Power to remove Director by Ordinary Resolution

(g) by deleting the existing Bye-Law 182(i) and its side-note in their entirety and replacing them with the following:

"(i) Intentionally deleted."

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 28 April 2006

Head Office and Principal Place
of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or at any adjournment thereof).

5. The registers of members of the Company will be closed from Friday, 19 May 2006 to Wednesday, 24 May 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at the above address no later than 4:00 p.m. on Thursday, 18 May 2006.

* *For identification purpose only*

總辦事處及香港
主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

附註：

1. 凡有權出席本通告所召開之大會(「大會」)，並於大會上投票之股東，均可委任不超過兩位代表出席及代其投票。倘股東委派兩位代表，則須在代表委任表格上清楚列明各受委代表所代表之本公司股份(「股份」)數目及有投票權之委任代表。倘有兩位委任代表，在下述情況下只有擁有投票權之委任代表方可代股東投票：(a)以舉手方式投票；(b)倘兩位代表欲以不同方式代股東投票；及(c)行使酌情權投票。受委代表毋須為本公司之股東。由一間結算所(或其代理人)(定義見本公司之公司細則)所委任之代表數目則不受上述規限。倘股東未有註明每位受委代表屆時可代表之股份數目及／或有投票權之受委代表姓名，則該股東將被視為已委任名列首位之代表出任其有投票權之受委代表，惟大會主席絕對有權酌情另作決定。而該名列首位之代表將代表股東所持有之所有股份。

2. 除上述附註1所述有關之結算所外，股東於任何時間僅有一份有效之代表委任表格。倘股東遞交一份以上之代表委任表格，按以下附註4所述方式遞交之最後一份代表委任表格將被視作唯一有效之代表委任表格處理。

3. 如屬任何股份之聯名登記持有人，則任何一位該等人士均可於大會上投票(不論親身或委派代表)，猶如彼等為唯一有權投票者。惟倘超過一位有關之聯名持有人親自或委派代表出席大會，則該等出席者中只有在股東名冊內排名首位者方有權就該等股份投票。排名首位而已身故之股東之個別遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

4. 代表委任表格及經授權人簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件之副本，須於大會(或任何續會)指定舉行時間最少四十八小時前送達本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)方為有效。

5. 本公司將由二零零六年五月十九日(星期五)至二零零六年五月二十四日(星期三)(包括首尾兩天)之期間內暫停辦理股份過戶登記。為符合資格獲得建議派發之末期股息，所有股份過戶文件連同有關股票必須不遲於二零零六年五月十八日(星期四)下午四時正前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司(地址如上)。

* 僅供識別

(c) 刪除現有公司細則第97(A)(vi)條全文，並以下列新公司細則第97(A)(vi)條取代：

「(vi) 倘其遭本公司根據公司細則第104條以普通決議案罷免。」

(d) 刪除現有公司細則第102(A)條全文，並以下列新公司細則第102(A)條取代：

「102.(A) 本公司可不時於股東大會上以普通決議案選舉任何人士為董事，以填補臨時空缺或作為董事會新增董事。任何獲委任以填補臨時空缺之董事僅將出任其職位直至本公司下屆股東大會為止，屆時將符合資格於大會上膺選連任，惟於釐定須於該大會輪值退任之董事或董事人數時將不被考慮。」

(e) 刪除公司細則第102(B)條「股東週年大會」一詞，並以「股東大會」取代。

(f) 刪除現有整條公司細則第104條及其旁邊註釋，並以下列新公司細則第104條及旁邊註釋取代：

「104. 儘管該等公司細則任何內容或本公司與有關董事之間任何協議之內容有所規定，本公司可以普通決議案於任何董事(包括董事總經理或其他執行董事)之任期屆滿前將其罷免(惟不影響該董事可就其與本公司之間任何合約遭違反而作出任何損害賠償之申索權)，以及可選舉另一人士取而代之。任何獲選舉之人士將僅出任其職位直至本公司下屆股東大會為止，屆時將符合資格於該大會上膺選連任，惟於釐定須於該大會輪值退任之董事或董事人數時將不被考慮。」 以普通決議案罷免董事之權力

(g) 刪除現有整條公司細則第182(i)條及其旁邊註釋，並以下列條文代替：

「(i) 特意刪去。」

承董事會命
香格里拉(亞洲)有限公司
公司秘書
高秀麗

香港，二零零六年四月二十八日

(B) 替任董事將有權訂立合約及於合約或安排或交易中擁有權益及獲利，以及獲償付費用及獲得彌償保證，猶如其為董事而享有者(於作出必要之變通後)，惟其將無權就其替任董事之委任而向本公司收取任何酬金，而按其委任人不時以書面通知指示本公司，原應付予有關委任人之一般酬金部份(如有)則除外。

(C) 如其委任人有所要求，替任董事將有權收取董事會或董事委員會會議通告，惟以代替其委任董事收取者為限，並於其委任董事不能親身出席之情況下，有權以董事身份出席任何有關會議並於會上投票，以及於該會議上以董事身份一般行使及履行其委任人之所有職能、權力及職責，而就該會議程序而言，該等公司細則之條文將適用，猶如其為董事。

(D) 每名出任替任董事之人士將(有關委任替任董事之權力及酬金則除外)須在各方面受公司細則內有關董事之條文所規限，而其本人須為其行事及失責向本公司負責，且不得被視為其委任董事之代理人或以代理人身份為其委任人行事。

(E) 每名出任替任董事之人士將有權為其所替任之每名董事投一票(倘其本身亦為董事，則指其本身以外之一票)。除非其委任通知書訂有相反條文，否則，由替任董事所簽署之任何董事會或董事委員會決議案將如其委任人所簽署之決議案一樣，具有相同效力。

(F) 就公司法而言，概無替任董事將因該職位而被視為董事，惟只要關乎其於履行董事職能時之董事職責及責任(持有本公司任何合資格股份之責任則除外)，則須受公司法之條文所規限。」

7. 作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為特別決議案：

動議本公司於一九九三年五月二十五日採納及最近於二零零五年五月二十六日修訂之公司細則修訂如下：

(a) 刪除現有公司細則第90條全文，並以下列新公司細則第90條取代：

「90. 本公司於股東大會上可以普通決議案選舉一名或以上合資格出任董事之人士，出任本公司任何董事之替任董事，或可授權董事會委任有關替任董事。任何替任董事可由本公司於股東大會上以普通決議案將其罷免，及倘由董事會委任，則可由董事會罷免，而在此條款規限下，替任董事將繼續出任其職位直至發生任何將導致其須辭任董事職位之事件(猶如其為董事)，或(如為較早日期)該替任董事所替任之有關董事終止任職董事之日期止。任何替任董事亦可以本身權利擔任董事，並可出任超過一名董事之替任董事。」

(b) 刪除現有公司細則第91條全文，並以下列新公司細則第91條及旁邊註釋取代：

「91. (A) 董事可於任何時間向本公司之註冊辦事處或總辦事處或於董事會會議上發出由其簽署之書面通知，委任任何人士(包括另一名董事)於其缺席期間出任其替任董事，並可以同樣方式隨時終止有關委任。倘若有關人士並非另一名董事，除非先前已獲董事會批准，否則有關委任須經董事會批准後方為有效。替任董事之委任將於發生任何將導致其須辭任董事職位之事件(猶如其為董事)，或(如為較早日期)該替任董事所替任之有關董事終止任職董事之日期終止。 替任董事之權利

本公司股份可能上市且獲香港證券及期貨事務監察委員會與香港聯交所就此認可之任何其他證券交易所或在新加坡證券交易所有限公司購回本身之股份；

(b) 本公司按照上文(a)段之批准可在有關期間購回之本公司股份之面值總額不得超過本公司於本決議案通過之日已發行股本面值總額之10%，而上述(a)段之批准亦以此為限；及

(c) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

C. **動議**：

待第6B項決議案獲得通過後，擴大本公司董事會獲授予並在當時生效之行使本公司配發股份權力之一般授權，即在本公司董事會根據該項一般授權而可予配發或同意有條件或無條件配發之股本之面值總額中加入相等於本公司根據第6B項決議案所獲授予之權力而購回之本公司股本面值總額之數額，惟該數額不得超過於本決議案通過之日本公司已發行股本面值總額之10%。

(c) 本公司董事會根據上文(a)段之批准而配發或同意有條件或無條件配發(不論是否依據購股權或其他原因而配發)之股本面值總額(根據(i)配售新股(按下文之定義),(ii)根據向購股權持有者授予或發行本公司股份之任何購股權計劃或類似安排而行使之任何購股權,(iii)根據本公司之公司細則以股份代替股息計劃之形式或類似安排而配發代替全部或部份股息之股份,(iv)行使由Shangri-La Finance Limited發行於二零零九年到期之零息附擔保可換股債券所附之任何轉換權,及(v)任何指定之授權而發行者除外)不得超過在本決議案通過之日本公司已發行股本面值總額之20%,而上述之批准亦以此為限;及

(d) 就本決議案而言:

「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日;或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

「配售新股」乃指本公司董事會在指定之期間內向某一指定記錄日期登記在股東名冊上之股份持有人按其當時之持股比例而提出之股份配售建議(惟本公司董事會有權就零碎股權或香港以外任何地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任,作出其認為必需之豁免或其他安排)。

B. **動議**:

(a) 一般性及無條件批准本公司董事會在有關期間(按下文之定義)內,根據所有適用法律及不時修訂之香港聯合交易所有限公司(「香港聯交所」)證券上市規則或任何其他證券交易所之要求(視乎情況而定)行使本公司之全部權力在香港聯交所或

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

(股份代號：00069)

茲通告香格里拉(亞洲)有限公司(「本公司」)謹訂於二零零六年五月二十四日星期三上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會，藉以考慮下列議程：

1. 省覽截至二零零五年十二月三十一日止年度之經審核賬目及董事會與核數師之報告；

2. 宣派截至二零零五年十二月三十一日止年度之末期股息；

3. 重選退任董事；

4. 釐定董事酬金(包括審核委員會及薪酬委員會成員之酬金)；

5. 重新委任核數師，並授權本公司董事會釐定其酬金；

6. 作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. **動議**：

(a) 在下文(c)段之規限下，一般性及無條件批准本公司董事會在有關期間(按下文之定義)內，行使本公司全部權力，以配發及發行本公司股本中之額外股份，並就此作出或授予將會或可能需行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段之批准並授權本公司董事會於有關期間內作出或授予售股建議、協議及購股權，該等權力將會或可能須在有關期間結束後行使；

有關通告第4項所述之釐定董事酬金（包括審核委員會及薪酬委員會成員之酬金），董事建議付給每位非執行董事每年150,000港元作為截至二零零六年十二月三十一日止財政年度之董事酬金。此付款受限於董事（或已授權之董事會委員會）絕對認為合適之條款（包括關於截至二零零六年十二月三十一日止年度內按比例計算）。

對於薪酬委員會及審核委員會內之本公司非執行董事在二零零六年所提供之服務，董事亦建議彼等獲發酬金。詳情如下：

(i) 對於薪酬委員會內之每位本公司非執行董事在二零零六年所提供之服務，建議支付每年50,000港元。

(ii) 對於審核委員會內之每位本公司非執行董事在二零零六年所提供之服務，建議支付每年不超過100,000港元之酬金，其中50,000港元是聘請費而另外不超過50,000港元之款項則以該名成員出席年內舉行之審核委員會會議之實際出席率計算，並受限於董事絕對認為合適之其他條款。

上述截至二零零六年十二月三十一日止財政年度之董事酬金（包括審核委員會及薪酬委員會成員之酬金）與截至二零零五年十二月三十一日止財政年度之酬金相同。該二零零五年度之酬金於二零零五年股東週年大會上由本公司之股東批准。

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價	於最後可行日期持有之購股權數目
	港元	
二零零五年四月二十八日	11.60	300,000

本公司已向郭女士發出聘用函，據此，郭女士獲委任為本公司非執行董事，任期由二零零三年五月三十日（彼最後一次獲重選為本公司董事之日期）起至股東週年大會結束止。彼有權收取本公司支付之董事袍金。此外，郭女士與本公司之附屬公司訂有服務合約，並自該等公司收取年薪。截至二零零五年十二月三十一日止年度，郭女士自本公司收取董事袍金150,000港元，並自本公司之附屬公司收取年薪約309,000美元，此金額包括薪金、董事袍金、酌情花紅、退休金計劃供款及其他實物利益。

除上述者外，郭女士並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

郭雯光女士

郭雯光女士，現年59歲，於一九九九年十一月獲委任為本公司非執行董事。彼為倫敦Gray's Inn之出庭辯護人兼律師（大律師）。於一九八六年，彼獲委任為新加坡Shangri-La Hotel Limited（「SHL」）之公司秘書。該職位有助彼積累處理上市公司之公司與法律事務以及酒店業務之經驗。於一九八八年，彼加入SHL之董事會，現為SHL之執行主席。於一九八六年，彼獲委任為Allgreen Properties Limited（一家在新加坡證券交易所有限公司上市之公司）之董事。郭女士亦為香格里拉亞洲集團旗下多間公司之董事，包括泰國Shangri-La Hotel Public Company Limited（一家在泰國證券交易所上市之公司）及馬來西亞Shangri-La Hotels (Malaysia) Berhad（一家在Bursa Malaysia Securities Berhad上市之公司）（彼為該兩間公司之董事總經理）及SHL若干附屬公司。郭女士為郭孔錀先生之胞姊。

於最後可行日期，郭女士於本公司及其相聯法團之股份及相關股份之權益（定義見證券條例第XV部）如下：

股份

		所持股份數目			
公司名稱	**股份類別**	**個人權益** *（附註1）*	**家屬權益** *（附註2）*	**公司權益** *（附註3）*	**總計**
本公司	普通股	151,379	192,011	108,673	452,063
Shangri-La Hotels (Malaysia) Berhad	普通股	–	–	10,000	10,000

附註：

1. 此等股份由郭女士以實益擁有人身份持有。

2. 此等股份由郭女士之配偶持有。

3. 此等股份為透過一間由郭女士擁有50%權益之公司持有。

吳士方先生

吳士方先生，現年52歲，於二零零二年八月獲委任為本公司執行董事。吳先生現時為香格里拉國際飯店管理有限公司之高級集團項目總監，負責監管香格里拉亞洲集團之新酒店發展及現有酒店之翻新工作。在二零零二年三月出任現時職位前，吳先生為嘉里發展有限公司之項目總監及嘉里項目管理(香港)有限公司之董事(兩家均為嘉里建設有限公司之全資附屬公司)。彼於一九九零年加盟嘉里集團，之後處理超過20個發展項目，其中許多均為嘉里集團名下項目，包括酒店、極級豪華住宅物業及甲級商用物業。吳先生為專業註冊工程師，於多種樓宇及土木工程項目之設計、建築及項目管理上擁有逾27年經驗。

於最後可行日期，吳先生於本公司相關股份之權益(定義見證券條例第XV部)如下：

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價 *港元*	於最後可行日期持有之購股權數目
二零零二年五月二十九日	6.81	120,000
二零零五年四月二十八日	11.60	300,000

吳先生與本公司之附屬公司訂有服務合約。本公司董事會之薪酬委員會經參考本集團之表現及盈利能力、業內之薪酬基準及當時市況，審閱本公司執行董事之薪酬。截至二零零五年十二月三十一日止年度，吳先生自本公司之附屬公司收取年薪約509,000美元，此金額包括薪金、房屋津貼、酌情花紅、退休金計劃供款及其他實物利益。

除上述者外，吳先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

於最後可行日期，雷先生於本公司及其相聯法團之股份及相關股份之權益（定義見證券條例第XV部）如下：

股份

公司名稱	股份類別	所持股份數目 個人權益 *（附註1）*	家屬權益	公司權益	總計
Shangri-La Hotel Public Company Limited	普通股	10,000	—	—	10,000

附註：

1. 此等股份由雷先生以實益擁有人身份持有。

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價 *港元*	於最後可行日期持有之購股權數目
二零零二年五月二十九日	6.81	300,000
二零零五年四月二十八日	11.60	300,000

雷先生並無與本集團訂立任何服務合約。本公司董事會之薪酬委員會經參考本集團之表現及盈利能力、業內之薪酬基準及當時市況，審閱本公司執行董事之薪酬。截至二零零五年十二月三十一日止年度，雷先生自本公司之附屬公司收取董事袍金約4,000美元。

除上述者外，雷先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價	於最後可行日期持有之購股權數目
	港元	
二零零五年四月二十八日	11.60	500,000

郭先生與本公司訂有服務合約。本公司董事會之薪酬委員會經參考本集團之表現及盈利能力、業內之薪酬基準及當時市況，審閱本公司執行董事之薪酬。截至二零零五年十二月三十一日止年度，郭先生自本集團收取年薪約3,127,000美元，此金額包括薪金、房屋津貼、酌情花紅、退休金計劃供款及其他實物利益。

除上述者外，郭先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

雷孟成先生

雷孟成先生，現年62歲，於二零零二年三月獲委任為本公司執行董事。雷先生於一九七七年加盟郭氏集團。彼先前為在泰國註冊成立之兩間公司Kerry (Thailand) Co. Ltd.及Shangri-La Hotel Public Company Limited（「SHPCL」）之董事總經理。SHPCL為一家在泰國證券交易所上市之公司。於一九九二年，雷先生返回香港負責監管郭氏集團在中國之投資及酒店項目之規劃及發展。彼現時為SHPCL之副主席及嘉里飲料有限公司之董事總經理，亦為香格里拉亞洲集團及郭氏集團內多間公司(包括嘉里控股有限公司及嘉里貿易有限公司)之董事。

有關通告第3項所述之重選退任董事，郭孔錀先生、雷孟成先生、吳士方先生及郭雯光女士根據公司細則第99條輪值告退。所有退任董事均有資格及願意於股東週年大會上膺選連任。

以下為根據上市規則第13.51(2)條之規定所需之上述退任董事資料：

郭孔錀先生

郭孔錀先生，現年53歲，本公司之主席。於二零零三年三月獲委任為本公司執行董事，並於二零零三年八月獲委任為本公司主席。彼曾擔任嘉里建設有限公司(一家在香港聯合交易所有限公司上市之公司)之主席及為Allgreen Properties Limited(一家在新加坡證券交易所有限公司上市之公司)之董事。彼為港島香格里拉大酒店有限公司及香格里拉大酒店(九龍)有限公司主席兼董事總經理、嘉里控股有限公司副主席及香格里拉國際飯店管理有限公司主席。郭先生亦為Kuok Philippine Properties, Inc.及EDSA Properties Holdings Inc.(兩間公司均在菲律賓上市)董事會之主席。彼自一九七八年開始加盟郭氏集團。彼持有英國University of Wales之經濟學碩士學位。郭先生為郭雯光女士之胞弟。

於最後可行日期，郭先生於本公司股份及相關股份之權益(定義見證券條例第XV部)如下：

股份

		所持股份數目			
公司名稱	**股份類別**	**個人權益** *(附註1)*	**家屬權益**	**公司權益** *(附註2)*	**總計**
本公司	普通股	3,456	—	297,410	300,866

附註：

1. 此等股份由郭先生以實益擁有人身份持有。

2. 此等股份指一間受控制公司之權益。

5. 本公司作出之股份購回

本公司並無於最後可行日期前六個月內在香港聯交所或認可證券交易所或新交所或以私人協議方式購回任何股份。

6. 市價

股份於二零零五年四月一日起至二零零六年三月三十一日止十二個月期間，每個月在香港聯交所買賣之最高價及最低價如下：

年份	月份	股份 最高價 港元	股份 最低價 港元
二零零五年	四月	11.90	10.65
	五月	11.90	11.40
	六月	12.80	11.50
	七月	14.30	12.10
	八月	14.05	12.60
	九月	13.55	11.95
	十月	13.20	10.05
	十一月	12.50	10.90
	十二月	13.15	10.85
二零零六年	一月	13.20	12.10
	二月	13.00	12.10
	三月	12.85	12.05

4. 一般事項

董事已向香港聯交所承諾，在適當之情況下，本公司於股份決議案獲得通過後根據股份購回授權行使權力購回股份時將會遵照上市規則及百慕達適用法例之規定。

各董事（於作出一切合理查詢後，就彼等所知）或彼等之任何聯繫人（定義見上市規則）現時概無意在股份決議案獲得本公司股東採納之情況下，向本公司出售股份。

關連人士（定義見上市規則）概無知會本公司，表示在股份購回授權獲批准之情況下，彼等現時擬向本公司出售任何股份，而彼等亦無承諾不會在股份購回授權獲批准之情況下向本公司出售任何股份。

倘股份購回導致股東於本公司之投票權之相應權益增加，此增加將就收購守則而言被視作一項收購事宜。故此，一名股東或一批行動一致之股東（視乎股東權益增加之水平）可取得或鞏固對本公司之控制權，而須根據收購守則第26條作出強制性收購。

於最後可行日期，根據證券條例第336條規定所須存置之登記名冊內記載，KGL直接或間接擁有1,087,719,468股股份（附註）之權益，佔本公司已發行股本所附之投票權約43%。倘股份購回授權獲全面行使（假設有關之事實及情況不變），則KGL將持有本公司已發行股本所附之投票權約47.78%。

此增加可能導致出現須根據上文所述而作出強制性收購之情況。董事目前無意行使股份購回授權至某一程度，以致產生該收購之情況。除上文所述者外，董事並無覺察到任何根據股份購回授權所作出之任何購回可能產生須遵照收購守則承擔之後果。

附註：　該等股份包括由泰國Shangri-La Hotel Public Company Limited之一間附屬公司所持有之股份。

以下為上市規則規定須送呈股東之說明函件，使各股東可在獲得充足資料之情況下，決定投票贊成或反對將於股東週年大會上提呈有關股份購回授權之普通決議案。

1. 股份購回建議

於最後可行日期，本公司之已發行股本為2,529,522,474股已繳足股份。建議董事可購回之股份不得超過於股份決議案批准股份購回授權當日之已繳足股本之已發行股份10%。待股份決議案獲得通過後，假設於股東週年大會舉行前不再發行其他股份以及在不計入其他限制之情況下，本公司應可按股份購回授權在香港聯交所或認可證券交易所或新交所最多購回252,952,247股已繳足股份。

2. 購回之理由

董事認為，獲股東授予一般授權以讓本公司在市場購回股份，乃符合本公司及其股東之最佳利益。該等購回可使本公司資產淨值及／或本公司之每股盈利增加(須視乎當時市況及資金安排而定)，而且只有在董事相信該購回將為本公司及其股東帶來利益之情況下方會作出。

3. 購回之資金來源

在購回股份時，本公司只可運用其公司規章文件及百慕達法例規定可合法作此用途之資金。

倘於建議購回時期之任何時間內全面進行建議之股份購回，或會對本公司之營運資金或資產負債比率(與本公司截至二零零五年十二月三十一日止年度之年報所載經審核綜合賬目所披露之狀況比較及考慮到本公司於最後可行日期之日之財務狀況)有重大之不利影響。

然而，董事不擬建議行使股份購回授權至某一程度，以致在該情況下董事認為會對本公司不時所需之營運資金或資產負債比率有重大之不利影響。

根據公司細則第70條(惟受限於上市規則),於股東大會上提呈投票之決議案必須以舉手方式表決,除非於宣佈舉手方式表決之結果時或之前或於撤回任何以投票方式表決之要求時:

(i) 大會主席;或

(ii) 至少三位親身出席大會之股東或其正式授權之公司代表或其委任代表(彼等須為有權於會議上投票之人士);或

(iii) 任何親身出席大會之股東或其正式授權之公司代表或其委任代表(由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一);或

(iv) 任何親身出席大會之股東或其正式授權之公司代表或其委任代表(由其持有附有權利可於大會上投票之股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一)

要求以投票方式表決。

此外,倘由(i)大會主席及(ii)董事所持有之委任代表投票權合共佔該會議之總投票權5%或以上,以及倘以舉手方式表決任何決議案時該會議之表決結果與上述代表委任表格所指示者相反,則持有上述委任代表投票權之大會主席及/或任何董事必須要求以投票方式表決,除非以該等人士持有之總代表權而言,舉行投票表決顯然不會推翻舉手表決之結果。

5. 推薦建議

董事認為,授予股份購回授權及修訂公司細則符合本公司及其股東之最佳利益。因此,董事建議各股東投票贊成將於股東週年大會上提呈之股份決議案及特別決議案。

6. 一般資料

謹請 閣下注意本通函附錄II及附錄III分別載有關於建議在股東週年大會上重選之退任董事之詳情及截至二零零六年十二月三十一日止年度之董事酬金(包括審核委員會及薪酬委員會成員之酬金)。

此致

列位股東 台照

代表董事會
香格里拉(亞洲)有限公司
主席
郭孔錀
謹啟

二零零六年四月二十八日

2. 股份購回一般授權

最近期授予之股份購回一般授權乃在二零零五年股東週年大會上，向董事授予可購回最多不超過10%之已發行及繳足股份之一般授權。

股份決議案將於股東週年大會上提呈，以批准向董事授予股份購回授權。股份購回授權將一直生效，直至本公司下屆股東週年大會結束時或通告所載第6B項決議案所述之任何較早日期為止。

謹請股東參閱本通函附錄I所載有關股份購回授權其他資料之說明函件。

3. 修訂公司細則

上市規則已作出修訂，致使(其中包括)上市發行人有權在股東大會上以普通決議案，在任何董事(包括董事總經理或其他執行董事)任期屆滿前將其罷免；但此類罷免並不影響該董事依據任何合約提出之損害賠償申索。該修訂於二零零六年三月一日生效。故此，董事建議修訂公司細則，以反映上市規則規定之變動。

為配合上市規則附錄14所載守則條文項下之規定，董事建議修訂公司細則，致使由股東於股東大會上委任以填補臨時空缺，或由董事會委任以填補臨時空缺或作為董事會新增董事之所有董事，均須於獲委任後首個股東大會上由股東選舉。

此外，董事亦建議修訂公司細則，致使替任董事之任期將與其所替任之有關董事之任期相符，以及替任董事之權利於公司細則內以明文規定。

有關修訂之詳情載於通告第7項。

4. 股東週年大會

股東週年大會通告載於本通函第16頁至22頁。多個普通決議案(其中包括批准股份購回授權)及有關批准修訂公司細則之特別決議案將於股東週年大會上提呈表決。

股東週年大會代表委任表格隨本通函附上。無論　閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格，　閣下仍可親身出席股東週年大會並於會上投票。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉(亞洲)有限公司*

（股份代號：00069）

執行董事：
郭孔錀先生（主席）
叶龍蜚先生（副主席）
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事：
郭雯光女士
何建源先生
李鏞新先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生†
蘇慶贊先生†
Timothy David DATTELS先生†
何建福先生
（何建源先生之替任董事）

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

† 獨立非執行董事

* 僅供識別

敬啟者：

建議授予股份購回一般授權，
修訂公司細則，
重選退任董事及
股東週年大會通告

1. 緒言

本通函旨在向各股東提供有關包括(a)股份購回授權及(b)修訂公司細則之詳情，而使各股東在獲得充足資料之情況下，決定投票贊成或反對於股東週年大會上提呈之股份決議案及特別決議案。

「認可證券交易所」　任何獲香港證券及期貨事務監察委員會與香港聯交所認可作購回證券用途之證券交易所

「證券條例」　證券及期貨條例

「新交所」　新加坡證券交易所有限公司

「股份」　本公司股本中每股面值1.00港元之普通股

「股份購回授權」　一般性及無條件授權董事，在任何期間直至本公司下屆股東週年大會結束之日或在股份決議案內所訂較早之日，行使權力購回本公司股份，惟最多可購回本公司於股份決議案通過之日已發行股本10%之已繳足股份

「股份決議案」　通告中第6B項之普通決議案

「特別決議案」　通告中第7項之特別決議案

「收購守則」　香港公司收購及合併守則

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零五年股東週年大會」	本公司於二零零五年五月二十六日(星期四)上午十時舉行之股東週年大會
「股東週年大會」	本公司將於二零零六年五月二十四日(星期三)上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「董事會」	本公司董事會
「公司細則」	不時修訂之本公司細則
「本公司」	香格里拉(亞洲)有限公司，一間於百慕達註冊成立之豁免及有限責任公司，其股份於香港聯交所主板擁有第一上市地位及新交所擁有第二上市地位
「董事」	本公司之董事
「本集團」	本公司及其附屬公司
「香港聯交所」	香港聯合交易所有限公司
「港元」	香港法定貨幣港元
「香港」	中華人民共和國香港特別行政區
「KGL」	Kerry Group Limited
「最後可行日期」	二零零六年四月十九日，即本通函付印前確認所載若干資料之最後可行日期
「上市規則」	香港聯交所證券上市規則
「通告」	於二零零六年四月二十八日所發出召開股東週年大會之通告，該通告已載於本通函第16頁至第22頁

目 錄

頁次

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部之香格里拉(亞洲)有限公司股份**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

(股份代號：00069)

建議授予股份購回一般授權，
修訂公司細則，
重選退任董事及
股東週年大會通告

香格里拉(亞洲)有限公司將於二零零六年五月二十四日(星期三)上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會上提呈決議案，以批准包括本通函所載之事項。

股東週年大會通告載於本通函內，而股東週年大會代表委任表格則隨本通函附上。無論　閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

* 僅供識別

中文譯本只供參考，內容以英文為準　　　　二零零六年四月二十八日

CONTENTS

CORPORATE INFORMATION

As at 4 April 2006

BOARD OF DIRECTORS

Executive Directors

Mr KUOK Khoon Loong, Edward (Chairman)
Mr YE Longfei (Deputy Chairman)
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors

Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr Timothy David DATTELS*
Mr HO Kian Hock (Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

REMUNERATION COMMITTEE

Mr KUOK Khoon Loong, Edward (Chairman)
Mr Alexander Reid HAMILTON
Mr TOW Heng Tan

AUDIT COMMITTEE

Mr Alexander Reid HAMILTON (Chairman)
Mr HO Kian Guan
Mr TOW Heng Tan

COMPANY SECRETARY

Ms KO Sau Lai

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

REGISTERED ADDRESS

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

PRINCIPAL SHARE REGISTRAR

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

BRANCH SHARE REGISTRAR IN HONG KONG

Abacus Share Registrars Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

KEY DATES

Closure of Registers of Members
19 May 2006 to 24 May 2006, both dates inclusive

ANNUAL GENERAL MEETING

24 May 2006

Payment of 2005 Final Dividend#
2 June 2006

STOCK CODE

The Stock Exchange of Hong Kong Limited
00069

\# *Subject to shareholders' approval of the final dividend at the Annual General Meeting*

Company's website: http://www.shangri-la.com
Financial information: http://www.ir.shangri-la.com


GARDEN
SHANGRI-LA HOTEL, SINGAPORE

MAJOR AWARDS WON IN 2005

- China Hotel Industry Pioneer Award,
  Horwath Asia Pacific, Sonnenblick-Goldman and the China Tourist Hotels Association
- Best Company – Hotel Sector in Asia, *Global Finance (USA)*
- Best Asia Pacific Hotel Group, *Travel Weekly (UK)*
- Preferred Hotel Brand of the Chinese Businessman, *Tide (China)*
- Best Hotel Chain for Business and Vacation in Asia, *Asiamoney*
- Top Asia Pacific Hotel Chain, *Travel Bulletin (UK)*
- Best Business Hotel Chain in Asia-Pacific, *Business Traveller (UK)*
- Best Business Hotel Brand in Asia-Pacific, *Business Traveller (Asia Pacific)*
- Best Hotel Group in Asia-Pacific, *Business Traveller (Germany)*
- Best Hotel Brand in China, *Business Traveller (China)*
- Best Overseas Hotel, *The Guardian and The Observer (UK)*
- Best Regional Hotel Chain, *TTG Asia*
- Best Hotel Chain in Asia Pacific, *Selling Long Haul (UK)*
- Best Hotel Chain in Asia, *FinanceAsia*



HOTEL AND PROJECT INFORMATION


PRESIDENTIAL SUITE

As at 31 December 2005

1 OPERATING HOTELS

a. Owned and managed by the Group (Total 35 hotels)

		Available Rooms	No. of Apartments
Hong Kong	Island Shangri-La	565	
	Kowloon Shangri-La	700	
Beihai, Mainland China	Shangri-La Hotel	362	
Beijing, Mainland China	Shangri-La Hotel	528	
	China World Hotel	716	
	Traders Hotel	570	
	The Kerry Centre Hotel	487	
Changchun, Mainland China	Shangri-La Hotel	458	81
Dalian, Mainland China	Shangri-La Hotel	562	
Hangzhou, Mainland China	Shangri-La Hotel	383	
Harbin, Mainland China	Shangri-La Hotel	340	
Qingdao, Mainland China	Shangri-La Hotel	501	
Shanghai, Mainland China	Pudong Shangri-La	957	
Shenyang, Mainland China	Traders Hotel	588	
Shenzhen, Mainland China	Shangri-La Hotel	522	
Wuhan, Mainland China	Shangri-La Hotel	448	
Xian, Mainland China	Shangri-La Golden Flower Hotel	416	
Zhongshan, Mainland China	Shangri-La Hotel	457	
Fuzhou, Mainland China	Shangri-La Hotel	414	
Cebu	Shangri-La's Mactan Island Resort & Spa	543	
Manila	Edsa Shangri-La	650	
	Makati Shangri-La	694	
Singapore	Shangri-La Hotel	750	
	Rasa Sentosa Resort	459	
	Traders Hotel	546	
Bangkok	Shangri-La Hotel	799	24
Kota Kinabalu	Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah	330	
	Shangri-La's Tanjung Aru Resort	495	
Kuala Lumpur	Shangri-La Hotel	695	
Penang	Shangri-La Hotel	442	
	Golden Sands Resort	395	
Jakarta	Shangri-La Hotel	668	
Surabaya	Shangri-La Hotel#	389	
Fiji	Shangri-La's Fijian Resort, Yanuca Island	436	
Yangon	Traders Hotel	385	
	Total	**18,650**	**105**

The Group has an effective 10% equity interest in the Shangri-La Hotel, Surabaya.

As at 31 December 2005

b. Owned but not managed by the Group (Total 1 hotel)		Available Rooms	No. of Apartments
Shanghai, Mainland China	Portman Ritz-Carlton Hotel	510	
	Total	**510**	

c. Owned by third parties but managed by the Group (Total 12 hotels)		Available Rooms	No. of Apartments
Nanjing, Mainland China	Shangri-La Dingshan[1]	259	
Changzhou, Mainland China	Traders Fudu Hotel	378	
Kunshan, Mainland China	Traders Hotel	219	
Manila	Traders Hotel	290	
Taipei	Shangri-La's Far Eastern Plaza Hotel	420	
Sydney	Shangri-La Hotel	563	
Cairns	Shangri-La Hotel, the Marina	256	
Putrajaya, Malaysia	Shangri-La Hotel	118	
New Delhi, India	Shangri-La Hotel	323	
Muscat, Sultanate of Oman	Shangri-La's Barr Al Jissah Resort & Spa[2]	302	
Dubai	Shangri-La Hotel	301	
Dubai	Traders Hotel	250	
	Total	**3,679**	

Notes:
(1) The Group terminated the management contract with this hotel in January 2006.
(2) Another wing with 194 rooms of this resort opened for business in January 2006.

As at 31 December 2005

2 HOTELS UNDER DEVELOPMENT

a. Owned and managed by the Group

		Projected Rooms	No. of Apartments	Projected Opening
Guangzhou, Mainland China	Shangri-La Hotel, Pazhou	728		Late 2006
Chengdu, Mainland China	Shangri-La Hotel	568		Early 2007
Xian, Mainland China	Shangri-La Hotel	397		Mid 2007
Inner Mongolia, Mainland China	Shangri-La Hotel, Baotou	360	11	Mid 2007
Inner Mongolia, Mainland China	Shangri-La Hotel, Huhhot	373	11	Mid 2007
Qingdao, Mainland China	Shangri-La Hotel (Phase II)	190	12	Late 2007
Shenzhen, Mainland China	Shangri-La Futian	550	51	Late 2007
Wenzhou, Mainland China	Shangri-La Hotel	360	20	Early 2008
Ningbo, Mainland China	Shangri-La Hotel	562	60	Early 2008
Inner Mongolia, Mainland China	Shangri-La Hotel, Manzhouli	200		Mid 2008
Guilin, Mainland China	Shangri-La Hotel & Spa	430		2009
Shanghai, Mainland China	Shangri-La Expo	700		Late 2009
Shanghai, Mainland China	Luxury hotel (part of composite development of Jingan Project)	800		2010
	Shangri-La Hotel, Jingan (part of composite development of Jingan Project)	300		2011
Penang, Malaysia	Shangri-La's Rasa Sayang Resort & Spa (redevelopment)	304		Late 2006
Chiangmai, Thailand	Shangri-La Hotel & Spa	280		Mid 2007
Boracay, The Philippines	Shangri-La Resort & Spa	214		Early 2008
Villingili Island, Maldives	Shangri-La Resort & Spa	90		Early 2008
	Total	**7,406**	**165**	

b. Under operating lease and managed by the Group

London, United Kingdom	Shangri-La Hotel At London Bridge Tower	195	Late 2010
	Total	**195**	

As at 31 December 2005

c. Owned by third parties but managed by the Group		Projected Rooms	No. of Apartments	Projected Opening
Urumqi, Mainland China	Traders Hotel	500		Late 2007
Macau, Mainland China	Shangri-La Hotel	500		Early 2008
	Traders Hotel	1,000		Early 2008
Dongguan, Mainland China	Shangri-La Hotel	500		Mid 2008
Sanya, Mainland China	Shangri-La's Sunny Bay Resort & Spa	550		Late 2009
Suzhou, Mainland China	Shangri-La Hotel	390		Mid 2010
Kuala Lumpur, Malaysia	Traders Hotel	571		Mid 2006
Bangalore, India	Shangri-La Retreat & Spa	388		Mid 2008
	Shangri-La Hotel	350		Mid 2008
	Traders Hotel	250		Late 2008
Seychelles	Shangri-La Hotel	100		Late 2007
Vancouver, Canada	Shangri-La Hotel	120		Early 2008
Doha, Qatar	Shangri-La Hotel	250		Late 2008
Chicago, USA	Shangri-La Hotel	200		Early 2009
	Total	**5,669**		

In January 2006, the Group signed a management agreement for a 340 rooms luxury hotel to be developed in Las Vegas, USA. The hotel is expected to open for business in early 2010.




Manzhouli
Harbin
Changchun
Huhhot
Urumqi
Baotou
Shenyang
Beijing
Dalian
Qingdao
London
Xian
Nanjing
Changzhou
Kunshan
Suzhou
Shanghai
Hangzhou
Ningbo
Chengdu
Wuhan
Wenzhou
Qatar
Dubai
New Delhi
Guilin
Fuzhou
Taipei
Guangzhou
Dongguan
Zhongshan
Shenzhen
Beihai
Macau
Hong Kong
Muscat
Chiangmai
Sanya
Vancouver
Yangon
Manila
Bangalore
Bangkok
Maldives
Boracay
Chicago
Cebu
Penang
Kota Kinabalu
Kuala Lumpur
Putrajaya
Singapore
Seychelles
Jakarta
Surabaya
Cairns
Fiji
Sydney



LOBBY SCULPTURE
AT SHANGRI-LA WING
SHANGRI-LA HOTEL, BANGKOK

FINANCIAL HIGHLIGHTS

	2005 US$ Million	Restated 2004 US$ Million	2005/ 2004 % Change	Restated 2003 US$ Million	Restated 2002 US$ Million	Restated 2001 US$ Million
CONSOLIDATED						
Sales	**842**	726	16%	540	601	600
Profit/(loss) attributable to equity holders of the Company	**151**	114	33%	7	35	(12)
Dividends	**65**	58	12%	41	20	42
Total equity	**2,630**	2,165	21%	1,846	1,833	1,808
Net borrowings to total equity ratio	**33.0%**	40.2%	18%	57.7%	55.3%	56.5%
Earnings/(losses) per share (in US cents)	**6.14**	4.85	27%	0.33	1.59	(0.55)
Dividends per share (in HK cents)	**20.00**	19.00	5%	14.00	7.00	15.00
Net asset value per share (in US dollars)	**1.04**	0.90	16%	0.85	0.84	0.83

Operating Profit Before Finance Costs* by Geographical Area


US$ Million
92
99
40
123
163
2001
2002
2003
2004
2005

* *Before corporate expenses, properties valuation gain/loss, gain/loss on financial assets held for trading and derivative financial instrument, amortisation of trademark and licences and negative goodwill; and other non-operating items*

Hotel Management
Other Areas
Singapore, Malaysia & Thailand
The Philippines
Mainland China
Hong Kong

Total Equity


US$ Million
1,808
1,833
1,846
2,165
2,630
2001
2002
2003
2004
2005

Share of Profit of Associates by Geographical Area


US$ Million
14
31
22
41
64
2001
2002
2003
2004
2005

Mainland China
Singapore, Malaysia & Thailand
Other Areas

Earnings/(losses) Per Share


US Cents
(0.55)
1.59
0.33
4.85
6.14
2001
2002
2003
2004
2005


HORIZON CHINESE RESTAURANT

OPERATING STATISTICS AND REVENUE ANALYSIS

Hotels	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
The People's Republic of China						
Hong Kong						
Kowloon Shangri-La	100%					
Average No. of available rooms		**700**	700	706	723	725
Occupancy		**74.0%**	71.1%	39.2%	59.4%	61.1%
Average transient rates (US$)		**214**	183	177	164	172
Island Shangri-La	80%					
Average No. of available rooms		**565**	565	565	565	565
Occupancy		**78.6%**	70.6%	51.3%	74.9%	70.6%
Average transient rates (US$)		**287**	238	197	204	228
Mainland China						
Shangri-La Hotel, Beijing	38%					
Average No. of available rooms		**528**	528	657	657	657
Occupancy		**73.6%**	41.4%	32.7%	70.2%	58.7%
Average transient rates (US$)		**105**	96	65	67	75
China World Hotel, Beijing	50%					
Average No. of available rooms		**716**	716	716	716	729
Occupancy		**79.1%**	71.9%	40.0%	25.3%	57.5%
Average transient rates (US$)		**170**	151	128	112	123
Traders Hotel, Beijing	50%					
Average No. of available rooms		**570**	567	552	552	552
Occupancy		**85.0%**	84.4%	64.7%	83.8%	72.5%
Average transient rates (US$)		**93**	83	78	74	77
Portman Ritz-Carlton Hotel, Shanghai	30%					
Average No. of available rooms		**507**	578	564	564	564
Occupancy		**78.9%**	81.1%	61.1%	80.1%	74.7%
Average transient rates (US$)		**213**	174	152	147	138
Shangri-La Hotel, Hangzhou	45%					
Average No. of available rooms		**383**	383	384	384	384
Occupancy		**74.2%**	80.8%	74.8%	74.3%	65.1%
Average transient rates (US$)		**118**	108	89	90	89

Hotels	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Mainland China (Continued)						
Shangri-La Hotel, Shenzhen	51.3%					
Average No. of available rooms		**522**	522	522	522	522
Occupancy		**68.5%**	76.3%	61.7%	80.6%	76.5%
Average transient rates (US$)		**92**	85	80	80	87
Shangri-La Golden Flower Hotel, Xian	100%					
Average No. of available rooms		**416**	416	417	421	423
Occupancy		**75.3%**	70.8%	40.4%	67.5%	68.5%
Average transient rates (US$)		**64**	61	55	59	62
Shangri-La Hotel, Beihai	97%					
Average No. of available rooms		**362**	362	362	362	363
Occupancy		**37.5%**	40.9%	38.6%	44.1%	38.9%
Average transient rates (US$)		**44**	41	39	37	39
Shangri-La Hotel, Changchun	90%					
Average No. of available rooms		**458**	458	458	458	458
Occupancy		**71.1%**	75.9%	68.5%	67.0%	61.8%
Average transient rates (US$)		**80**	73	65	62	64
Traders Hotel, Shenyang	100%					
Average No. of available rooms		**588**	588	588	588	588
Occupancy		**65.1%**	65.2%	54.9%	57.0%	62.2%
Average transient rates (US$)		**41**	40	42	43	53
Shangri-La Hotel, Qingdao	100%					
Average No. of available rooms		**501**	502	482	420	420
Occupancy		**79.4%**	78.4%	66.4%	78.4%	64.8%
Average transient rates (US$)		**94**	81	69	64	66
Shangri-La Hotel, Dalian	100%					
Average No. of available rooms		**562**	562	562	562	562
Occupancy		**73.8%**	75.9%	58.2%	67.6%	63.3%
Average transient rates (US$)		**90**	72	67	67	71

Hotels	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Mainland China (Continued)						
Pudong Shangri-La, Shanghai (Including Phase II)	100%					
Average No. of available rooms		**732**	606	606	606	609
Occupancy		**72.8%**	81.0%	68.8%	83.5%	70.8%
Average transient rates (US$)		**198**	166	137	134	134
Shangri-La Hotel, Harbin	100%					
Average No. of available rooms		**341**	346	346	346	346
Occupancy		**69.1%**	79.4%	69.2%	71.9%	60.7%
Average transient rates (US$)		**71**	61	57	52	57
Shangri-La Hotel, Wuhan	92%					
Average No. of available rooms		**460**	476	500	505	505
Occupancy		**69.7%**	71.3%	55.5%	62.9%	48.2%
Average transient rates (US$)		**66**	63	59	55	63
The Kerry Centre Hotel, Beijing	23.75%					
Average No. of available rooms		**487**	487	483	487	487
Occupancy		**79.0%**	78.0%	59.6%	79.5%	68.4%
Average transient rates (US$)		**145**	124	111	113	118
Shangri-La Hotel, Zhongshan	51%					
Average No. of available rooms		**430**	259	N/A	N/A	N/A
Occupancy		**59.8%**	69.6%	N/A	N/A	N/A
Average transient rates (US$)		**71**	62	N/A	N/A	N/A
Shangri-La Hotel, Fuzhou	100%					
Average No. of available rooms		**392**	N/A	N/A	N/A	N/A
Occupancy		**60.3%**	N/A	N/A	N/A	N/A
Average transient rates (US$)		**70**	N/A	N/A	N/A	N/A

Hotels	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
The Philippines						
Makati Shangri-La, Manila	100%					
Average No. of available rooms		**693**	697	699	699	703
Occupancy		**83.1%**	75.0%	59.0%	47.2%	41.6%
Average transient rates (US$)		**121**	111	104	122	144
Edsa Shangri-La, Manila	100%					
Average No. of available rooms		**651**	652	649	649	650
Occupancy		**65.6%**	64.8%	59.1%	65.0%	56.8%
Average transient rates (US$)		**76**	71	67	69	81
Shangri-La's Mactan Island Resort & Spa, Cebu	100%					
Average No. of available rooms		**543**	543	543	543	543
Occupancy		**81.4%**	72.4%	60.3%	62.9%	58.5%
Average transient rates (US$)		**126**	118	104	92	107
Malaysia						
Shangri-La Hotel, Kuala Lumpur	52.78%					
Average No. of available rooms		**694**	695	695	705	714
Occupancy		**70.1%**	74.4%	64.7%	56.1%	59.4%
Average transient rates (US$)		**87**	76	73	63	61
Shangri-La Hotel, Penang	31.67%					
Average No. of available rooms		**441**	440	440	441	445
Occupancy		**67.6%**	70.1%	54.6%	50.9%	54.2%
Average transient rates (US$)		**44**	40	38	39	41
Shangri-La's Rasa Sayang Resort & Spa, Penang	52.78%					
Average No. of available rooms		**N/A**	512	512	514	514
Occupancy		**N/A**	58.9%	50.6%	60.2%	68.6%
Average transient rates (US$)		**N/A**	83	77	77	79
Golden Sands Resort, Penang	52.78%					
Average No. of available rooms		**395**	395	395	395	395
Occupancy		**70.6%**	79.4%	58.0%	66.8%	61.2%
Average transient rates (US$)		**78**	56	56	55	54

Hotels	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Malaysia (Continued)						
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah	64.59%					
Average No. of available rooms		**329**	328	328	328	330
Occupancy		**79.3%**	78.7%	64.1%	54.5%	61.8%
Average transient rates (US$)		**71**	57	46	51	52
Shangri-La's Tanjung Aru Resort, Kota Kinabalu	40%					
Average No. of available rooms		**495**	495	495	495	495
Occupancy		**80.9%**	79.4%	52.4%	56.7%	63.0%
Average transient rates (US$)		**80**	66	52	52	51
Myanmar						
Traders Hotel, Yangon	59.16%					
Average No. of available rooms		**397**	403	403	392	392
Occupancy		**46.8%**	48.2%	36.8%	38.6%	35.6%
Average transient rates (US$)		**34**	33	34	34	40
Singapore						
Shangri-La Hotel	100%					
Average No. of available rooms		**750**	750	758	760	760
Occupancy		**79.6%**	73.8%	54.2%	65.0%	67.5%
Average transient rates (US$)		**164**	149	135	139	143
Rasa Sentosa Resort	100%					
Average No. of available rooms		**459**	459	459	459	459
Occupancy		**79.7%**	74.3%	58.2%	71.2%	70.9%
Average transient rates (US$)		**100**	95	91	88	88
Traders Hotel	40.75%					
Average No. of available rooms		**546**	546	546	547	547
Occupancy		**83.5%**	82.1%	56.6%	69.0%	75.1%
Average transient rates (US$)		**89**	77	79	85	89

Hotels	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Thailand						
Shangri-La Hotel, Bangkok	73.61%					
Average No. of available rooms		**799**	799	840	843	850
Occupancy		**78.6%**	80.8%	57.2%	59.8%	57.3%
Average transient rates (US$)		**117**	111	103	96	98
Indonesia						
Shangri-La Hotel, Jakarta	25%					
Average No. of available rooms		**668**	668	668	668	668
Occupancy		**51.3%**	47.4%	39.1%	35.5%	20.8%
Average transient rates (US$)		**103**	94	92	101	104
Shangri-La Hotel, Surabaya	10%					
Average No. of available rooms		**389**	389	389	389	389
Occupancy		**56.6%**	56.7%	46.3%	46.3%	39.6%
Average transient rates (US$)		**66**	61	60	63	65
Fiji						
Shangri-La's Fijian Resort, Yanuca Island	71.64%					
Average No. of available rooms		**436**	436	436	436	436
Occupancy		**75.2%**	63.6%	62.7%	72.8%	61.4%
Average transient rates (US$)		**143**	112	104	85	69

Investment Properties	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
The People's Republic of China						
Mainland China						
China World Trade Center						
Phase I	40%					
Commercial						
Average net leaseable area (sq. m.)		**22,210**	21,444	21,397	21,401	21,099
Occupancy		**96.4%**	98.9%	99.5%	98.3%	97.1%
Average rate per sq. m. per month (US$)		**55**	50	47	44	40
Offices						
Average net leaseable area (sq. m.)		**63,634**	63,774	63,915	63,906	63,464
Occupancy		**99.3%**	97.8%	95.4%	94.4%	95.2%
Average rate per sq. m. per month (US$)		**35**	34	35	35	30
Serviced Apartments						
Average net leaseable area (sq. m.)		**50,167**	50,167	31,696	48,115	41,654
Occupancy		**78.6%**	60.2%	62.6%	59.5%	62.5%
Average rate per sq. m. per month (US$)		**25**	26	28	30	31
Phase II	43%					
Commercial						
Average net leaseable area (sq. m.)		**6,292**	6,206	6,187	6,398	5,780
Occupancy		**99.3%**	99.2%	98.3%	95.8%	95.3%
Average rate per sq. m. per month (US$)		**50**	48	45	40	37
Offices						
Average net leaseable area (sq. m.)		**52,525**	52,525	50,903	51,006	50,686
Occupancy		**99.8%**	99.2%	90.6%	96.7%	97.9%
Average rate per sq. m. per month (US$)		**37**	34	33	28	27
Total Rental Revenue (US$'000)		**82,171**	75,211	68,006	70,011	62,563
Century Towers Apartments, Beijing	50%					
Serviced Apartments						
Average net leaseable area (sq. m.)		**31,319**	31,639	31,646	31,802	31,802
Occupancy		**53.5%**	47.5%	43.0%	53.2%	62.3%
Average rate per sq. m. per month (US$)		**11**	11	12	13	14
Total Rental Revenue (US$'000)		**2,271**	1,993	1,890	2,648	3,370

Investment Properties	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Mainland China (Continued)						
Shanghai Centre	30%					
Commercial						
Average gross leaseable area (sq. m.)		**7,312**	7,204	6,997	6,971	7,102
Occupancy		**99.1%**	95.7%	100%	96.8%	86.0%
Average rate per sq. m. per month (US$)		**67**	57	51	50	52
Offices						
Average gross leaseable area (sq. m.)		**30,174**	30,825	30,534	26,398	25,993
Occupancy		**94.2%**	93.4%	83.6%	89.5%	92.0%
Average rate per sq. m. per month (US$)		**30**	27	24	24	24
Serviced Apartments						
Average gross leaseable area (sq. m.)		**39,780**	39,780	39,780	39,780	39,780
Occupancy		**76.9%**	81.9%	77.5%	81.5%	77.7%
Average rate per sq. m. per month (US$)		**44**	40	37	35	38
Total Rental Revenue (US$'000)		**31,540**	28,934	24,585	23,529	25,492
Shangri-La Hotel, Changchun	90%					
Commercial						
Average gross leaseable area (sq. m.)		**1,718**	1,573	1,498	1,175	1,119
Occupancy		**88.2%**	94.1%	91.2%	86.3%	94.5%
Average rate per sq. m. per month (US$)		**18**	17	19	29	32
Offices						
Average gross leaseable area (sq. m.)		**4,205**	4,900	4,983	4,175	4,006
Occupancy		**81.1%**	79.4%	68.9%	72.6%	69.4%
Average rate per sq. m. per month (US$)		**17**	16	18	19	19
Serviced Apartments						
Average gross leaseable area (sq. m.)		**5,400**	4,759	4,073	4,073	4,073
Occupancy		**85.7%**	87.7%	77.1%	62.0%	56.3%
Average rate per sq. m. per month (US$)		**32**	30	29	24	30
Total Rental Revenue (US$'000)		**2,809**	2,588	2,145	1,771	1,866
Shangri-La Residences, Dalian	100%					
Serviced Apartments						
Average net leaseable area (sq. m.)		**28,549**	28,549	28,549	28,549	28,565
Occupancy		**69.4%**	65.4%	59.2%	49.1%	40.6%
Average rate per sq. m. per month (US$)		**14**	13	14	15	16
Total Rental Revenue (US$'000)		**3,363**	3,158	2,974	2,624	2,275

Investment Properties	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Mainland China (Continued)						
Beijing Kerry Centre	23.75%					
Commercial						
Average gross leaseable area (sq. m.)		**12,675**	12,675	12,675	12,675	12,675
Occupancy		**98.6%**	97.4%	96.9%	95.6%	85.4%
Average rate per sq. m. per month (US$)		**16**	14	13	12	11
Offices						
Average gross leaseable area (sq. m.)		**83,963**	83,963	84,076	84,189	80,485
Occupancy		**96.2%**	95.8%	91.2%	90.3%	95.0%
Average rate per sq. m. per month (US$)		**26**	24	24	24	20
Serviced Apartments						
Average gross leaseable area (sq. m.)		**33,718**	33,718	33,718	33,718	33,718
Occupancy		**71.8%**	65.3%	69.5%	73.8%	81.2%
Average rate per sq. m. per month (US$)		**19**	19	22	25	27
Total Rental Revenue (US$'000)		**32,206**	29,830	28,215	27,276	26,946
Shanghai Kerry Centre	24.75%					
Commercial						
Average net leaseable area (sq. m.)		**5,635**	5,635	5,635	5,635	5,809
Occupancy		**90.1%**	90.6%	90.9%	92.1%	75.4%
Average rate per sq. m. per month (US$)		**32**	29	27	25	21
Offices						
Average gross leaseable area (sq. m.)		**34,396**	34,396	34,396	34,396	34,396
Occupancy		**93.9%**	98.4%	97.9%	94.3%	96.4%
Average rate per sq. m. per month (US$)		**26**	22	21	18	15
Serviced Apartments						
Average gross leaseable area (sq. m.)		**16,671**	16,671	16,671	16,671	16,671
Occupancy		**85.7%**	77.8%	72.7%	73.8%	70.3%
Average rate per sq. m. per month (US$)		**27**	26	26	27	29
Total Rental Revenue (US$'000)		**16,940**	15,259	14,398	13,462	11,754

Investment Properties	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Singapore						
Shangri-La Apartments, Singapore	100%					
Serviced Apartments						
Average gross leaseable area (sq. m.)		**9,474**	9,661	9,981	9,981	9,981
Occupancy		**89.9%**	89.3%	79.1%	73.1%	81.7%
Average rate per sq. m. per month (US$)		**55**	50	46	47	50
Total Rental Revenue (US$'000)		**5,068**	4,780	4,004	3,725	4,688
Shangri-La Residences, Singapore	100%					
Serviced Apartments						
Average gross leaseable area (sq. m.)		**10,684**	10,684	10,684	10,684	10,684
Occupancy		**85.5%**	87.0%	79.4%	79.8%	87.5%
Average rate per sq. m. per month (US$)		**32**	31	29	28	28
Total Rental Revenue (US$'000)		**3,427**	3,354	2,941	2,833	3,068
Tanglin Mall, Singapore	40.75%					
Commercial						
Average net leaseable area (sq. m.)		**11,300**	11,285	10,339	11,270	11,330
Occupancy		**100%**	98.0%	99.0%	100%	94.0%
Average rate per sq. m. per month (US$)		**49**	41	42	44	43
Total Rental Revenue (US$'000)		**5,520**	5,361	5,136	6,094	5,636
Tanglin Place, Singapore	40.75%					
Commercial						
Average net leaseable area (sq. m.)		**1,073**	1,073	1,069	1,069	1,069
Occupancy		**100%**	100%	100%	100%	100%
Average rate per sq. m. per month (US$)		**38**	36	35	34	34
Offices						
Average net leaseable area (sq. m.)		**2,117**	2,116	2,116	2,116	2,116
Occupancy		**75.0%**	76.0%	75.0%	92.0%	83.0%
Average rate per sq. m. per month (US$)		**21**	21	23	22	23
Total Rental Revenue (US$'000)		**885**	920	914	973	925

Investment Properties	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Malaysia						
UBN Tower, Kuala Lumpur	52.78%					
Commercial						
Average gross leaseable area (sq. m.)		**2,065**	2,064	2,045	2,035	2,027
Occupancy		**63.4%**	79.8%	91.0%	87.7%	77.5%
Average rate per sq. m. per month (US$)		**20**	24	27	27	28
Offices						
Average gross leaseable area (sq. m.)		**30,639**	30,639	30,639	30,639	30,639
Occupancy		**39.0%**	40.6%	42.1%	44.5%	50.3%
Average rate per sq. m. per month (US$)		**14**	14	14	14	14
Total Rental Revenue (US$'000)		**2,217**	2,499	2,686	3,214	3,444
UBN Apartments, Kuala Lumpur	52.78%					
Serviced Apartments						
Average gross leaseable area (sq. m.)		**8,800**	8,834	8,867	8,867	8,867
Occupancy		**77.2%**	70.6%	58.1%	58.7%	56.8%
Average rate per sq. m. per month (US$)		**7**	7	7	7	7
Total Rental Revenue (US$'000)		**550**	504	421	420	549

Investment Properties	Group's effective interests (As at 31 December 2005)	2005	2004	Year 2003	2002	2001
Thailand						
Chao Phya Tower, Bangkok	73.61%					
Commercial						
Average net leaseable area (sq. m.)		**476**	476	476	476	1,359
Occupancy		**89.6%**	100%	100%	93.8%	84.9%
Average rate per sq. m. per month (US$)		**9**	9	8	8	5
Offices						
Average net leaseable area (sq. m.)		**7,348**	7,348	7,400	7,496	6,592
Occupancy		**94.0%**	88.1%	57.8%	67.4%	49.8%
Average rate per sq. m. per month (US$)		**6**	5	5	4	4
Total Rental Revenue (US$'000)		**513**	471	277	269	240
Shangri-La Hotel, Bangkok	73.61%					
Serviced Apartments						
Average gross leaseable area (sq. m.)		**2,669**	2,669	N/A	N/A	N/A
Occupancy		**86.5%**	70.5%	N/A	N/A	N/A
Average rate per sq. m. per month (US$)		**18**	15	N/A	N/A	N/A
Total Rental Revenue (US$'000)		**503**	212	N/A	N/A	N/A

As at 31 December 2005

SHANGRI-LA ASIA LIMITED

OPERATING HOTELS

The People's Republic of China

Hong Kong

- Island Shangri-La, 80%
- Kowloon Shangri-La, 100%

Mainland China

- Shangri-La Hotel, Beijing, 38%
- China World Hotel, Beijing, 50%
- Traders Hotel, Beijing, 50%
- Portman Ritz-Carlton Hotel, Shanghai, 30%
- Shangri-La Hotel, Hangzhou, 45%
- Shangri-La Hotel, Shenzhen, 51.30%
- Shangri-La Golden Flower Hotel, Xian, 100%
- Shangri-La Hotel, Beihai, 97%
- Shangri-La Hotel, Changchun, 90%
- Traders Hotel, Shenyang, 100%
- Shangri-La Hotel, Qingdao, 100%
- Shangri-La Hotel, Dalian, 100%
- Pudong Shangri-La, Shanghai, 100%
- Shangri-La Hotel, Harbin, 100%
- Shangri-La Hotel, Wuhan, 92%
- Shangri-La Hotel, Zhongshan, 51%
- Shangri-La Hotel, Fuzhou, 100% (Note 1)
- The Kerry Centre Hotel, Beijing, 23.75%

The Philippines

- Makati Shangri-La, Manila, 100%
- Edsa Shangri-La, Manila, 100%
- Shangri-La's Mactan Island Resort & Spa, Cebu, 100%

Malaysia

- Shangri-La Hotel, Kuala Lumpur, 52.78%
- Shangri-La Hotel, Penang, 31.67%
- Golden Sands Resort, Penang, 52.78%
- Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah, 64.59%
- Shangri-La's Tanjung Aru Resort, Kota Kinabalu, 40%

Myanmar

- Traders Hotel, Yangon, 59.16%

Singapore

- Shangri-La Hotel, 100%
- Rasa Sentosa Resort, 100%
- Traders Hotel, 40.75%

Thailand

- Shangri-La Hotel, Bangkok, 73.61%

Indonesia

- Shangri-La Hotel, Jakarta, 25%
- Shangri-La Hotel, Surabaya, 10%

Fiji

- Shangri-La's Fijian Resort, Yanuca Island, 71.64%

PROPERTIES

The People's Republic of China

- Beijing, China World Trade Center & Century Towers Apartments, 40%-50%
- Shanghai Centre, 30%
- Dalian, Shangri-La Residences, 100%
- Beijing, Kerry Centre, 23.75%
- Shanghai, Kerry Centre, 24.75%

Singapore

- Shangri-La Apartments, 100%
- Shangri-La Residences, 100%
- Tanglin Mall, 40.75%
- Tanglin Place, 40.75%

Malaysia

- UBN Tower, Kuala Lumpur, 52.78%
- UBN Apartments, Kuala Lumpur, 52.78%

Thailand

- Chao Phya Tower, Bangkok, 73.61%

PROJECTS UNDER DEVELOPMENT

The People's Republic of China

Mainland China

- Shangri-La Hotel, Chengdu, 80%
- Shangri-La Hotel, Pazhou, Guangzhou, 100%
- Shangri-La Hotel, Ningbo, 95%
- Shangri-La Futian, Shenzhen, 100%
- Shangri-La Hotel & Spa, Guilin, 100%
- Shangri-La Hotel, Xian, 100%
- Shangri-La Hotel, Qingdao (Phase II), 100%
- Shangri-La Hotel, Wenzhou, 100%
- Shangri-La Hotel, Baotou, Inner Mongolia, 100%
- Shangri-La Hotel, Huhhot, Inner Mongolia, 100%
- Shangri-La Hotel, Manzhouli, Inner Mongolia, 100%
- Shangri-La Expo, Shanghai, 23.2%
- Shanghai Composite Development Jingan District, up to a maximum of 49%
- Beijing, China World Trade Center (Phase III) 40%

Republic of Mongolia

- Office building, Ulaanbaatar, Mongolia, 60%

The Philippines

- Shangri-La Resort & Spa, Boracay, 100%

Maldives

- Shangri-La Resort & Spa, Villingili Island, 70%

Thailand

- Shangri-La Hotel & Spa, Chiangmai, 73.61%

Malaysia

- Shangri-La's Rasa Sayang Resort & Spa, Penang, 52.78% (Note 2)

United Kingdom

- Shangri-La Hotel At London Bridge Tower, London (Under operating lease)

LAND HELD FOR FUTURE DEVELOPMENT

The People's Republic of China

Mainland China

- Tianjin, 90%

Fiji

- Natadola Land, 71.64%

Malaysia

- Palm Beach Land, 52.78%

HOTEL MANAGEMENT

- SLIM International Limited, Cook Islands, 100%
- Shangri-La International Hotel Management Limited, Hong Kong, 100%
- Shangri-La Hotel Management (Shanghai) Co., Ltd, The People's Republic of China, 100%
- Shangri-La International Hotel Management Pte Ltd, Singapore, 100%

Notes:
1 Shangri-La Hotel, Fuzhou opened for business on 25 January 2005.
2 The resort closed down for redevelopment since 1 December 2004.
3 In January 2006, the Group acquired a building in Paris, it plans to convert it to a Shangri-La Hotel.



TOWER WING HORIZON CLUB – PREMIER ROOM
SHANGRI-LA HOTEL, SINGAPORE



DIRECTORS AND SENIOR MANAGEMENT


RESORT STYLE SWIMMING POOL
SHANGRI-LA HOTEL DUBAI

DIRECTORS

Executive Directors

Mr KUOK Khoon Loong, Edward, aged 53, is the Chairman of the Company. He was appointed as an Executive Director of the Company in March 2003 and was appointed as the Chairman of the Company in August 2003. He was previously the Chairman of Kerry Properties Limited (a company listed on The Stock Exchange of Hong Kong Limited) and a Director of Allgreen Properties Limited (a company listed on the Singapore Exchange Securities Trading Limited). He is the Chairman and Managing Director of Shangri-La International Hotels (Pacific Place) Limited and Shangri-La Hotel (Kowloon) Limited, a Vice Chairman of Kerry Holdings Limited and the Chairman of Shangri-La International Hotel Management Limited. Mr Kuok is also the Chairman of the Board of Kuok Philippine Properties, Inc. and EDSA Properties Holdings Inc. (both are listed companies in the Philippines). He has been with the Kuok Group since 1978. He has a Master's degree in Economics from the University of Wales in the United Kingdom. Mr Kuok is a brother of Madam Kuok Oon Kwong.

Mr YE Longfei, aged 64, is the Deputy Chairman of the Company. He was appointed as an Executive Director of the Company in December 1997 and was the Chairman of the Company from October 2000 to August 2003. He is also a Director of Kerry Holdings Limited. Prior to joining the Kuok Group, Mr Ye served in various positions in the Shanghai Municipal Government. Mr Ye graduated from the Shanghai Fudan University in physics.

Mr Giovanni ANGELINI, aged 60, was appointed as an Executive Director of the Company in June 1999. He joined the Shangri-La Asia Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited, a position that he has held since 1999, a Director of Kerry Holdings Limited and a Director of a number of companies within the Shangri-La Asia Group. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. Mr Angelini graduated from The Institute Volonta (University of Rome) in Business Administration. He is an experienced hotel/hospitality industry operator and during his past 41 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.

In 2004, Mr Angelini was awarded the degree of doctor of business administration in hospitality management "Honoris Causa" by the Johnson & Wales University, USA.

Mr LUI Man Shing, aged 62, was appointed as an Executive Director of the Company in March 2002. Mr Lui joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd. and Shangri-La Hotel Public Company Limited ("SHPCL"), both companies incorporated in Thailand. SHPCL is a company listed on the Stock Exchange of Thailand. In 1992, Mr Lui returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman of SHPCL, the Managing Director of Kerry Beverages Limited and a Director of a number of companies within the Shangri-La Asia Group and the Kuok Group (including Kerry Holdings Limited and Kerry Trading Co. Limited).





Mr NG Si Fong, Alan, aged 52, was appointed as an Executive Director of the Company in August 2002. Mr Ng is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Shangri-La Asia Group's new hotels developments and the refurbishment of existing hotels. Prior to taking up the current position in March 2002, Mr Ng was the Project Director of Kerry Properties (H.K.) Limited and a Director of Kerry Project Management (H.K.) Limited, both wholly-owned subsidiaries of Kerry Properties Limited. He joined the Kerry Group in 1990 and has since handled over twenty project developments, many of which have been the Kerry Group's signature projects, including hotels, top-end luxury residential developments and grade A commercial properties. Mr Ng is a chartered engineer by profession and has over 27 years of experience in design, construction and project management of various types of building and civil engineering projects.

Non-Executive Directors

Madam KUOK Oon Kwong, aged 59, was appointed as a Non-Executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL"). This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. She was appointed as a Director of Allgreen Properties Limited (a company listed on the Singapore Exchange Securities Trading Limited) in 1986. Madam Kuok is also a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Stock Exchange of Thailand) and Shangri-La Hotels (Malaysia) Berhad, Malaysia (a company listed on the Bursa Malaysia Securities Berhad) (both of which she currently holds the position of Managing Director) and certain subsidiaries of SHL. Madam Kuok is a sister of Mr Kuok Khoon Loong, Edward.

Mr HO Kian Guan, aged 60, was appointed as a Non-Executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the Bursa Malaysia Securities Berhad (the "BMSB")) and Keck Seng Investments (Hong Kong) Limited (a company listed on The Stock Exchange of Hong Kong Limited). Mr Ho is a Director of Petaling Garden Berhad, Pelangi Berhad (both companies listed on the BMSB) and Parkway Holdings Limited (a company listed on the Singapore Exchange Securities Trading Limited). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, Shangri-La Hotel Limited, Singapore and Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Stock Exchange of Thailand). He is a brother of Mr Ho Kian Hock.

Mr LEE Yong Sun, aged 61, was appointed as a Non-Executive Director of the Company in December 2001. He is the Vice Chairman of Kerry Holdings Limited, a Director of Kerry Group Limited and a Director of China World Trade Center Company Limited (a company listed on Shanghai Stock Exchange). He has been with the Kuok Group since 1971. He graduated from the University of Singapore with a degree in Accountancy (B. Acc. Honours). He is a Fellow member of the Institute of Certified Public Accountants of Singapore and has extensive experience in banking, accounting and finance.



Mr Roberto V. ONGPIN, aged 69, was appointed as a Non-Executive Director of the Company in August 2003. He is Deputy Chairman of SCMP Group Limited and Director of E2-Capital (Holdings) Limited, both listed on The Stock Exchange of Hong Kong Limited. He is also the Chairman of PhilWeb Corporation and ISM Communications Corporation, listed companies in the Philippines. Prior to 1979, Mr Ongpin was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

Mr Alexander Reid HAMILTON, aged 64, was appointed as an Independent Non-Executive Director of the Company in November 2001. He was previously an Independent Non-Executive Director of Imagi International Holdings Limited, COSCO International Holdings Limited and Man Sang International Limited, all listed on The Stock Exchange of Hong Kong Limited ("HKSE"). He is a Director of a number of companies including CITIC Pacific Limited, China COSCO Holdings Company Limited and Esprit Holdings Limited, all listed on HKSE, and a Director of JF China Region Fund, Inc. (a USA registered closed end fund quoted on the New York Stock Exchange). He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Institute of Directors. He was a partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr Hamilton is the Chairman of the Board's Audit Committee.

Mr TOW Heng Tan, aged 50, was appointed as an Independent Non-Executive Director of the Company in January 2003. He is presently the Senior Managing Director (Investments) of Temasek Holdings (Private) Limited, covering ASEAN investments and development initiatives for knowledge-based businesses and promising local enterprises. In addition, he was appointed as a Director of Cress Limited and International Enterprise Singapore in September 2002 and January 2003 respectively. He was also appointed as a Director of ComfortDelGro Corporation Limited ("ComfortDelGro") (a company listed on the Singapore Exchange Securities Trading Limited ("SGX-ST")) in February 2003 and serves on the Remuneration Committee of ComfortDelGro. Besides, he was appointed as a Director of Keppel Corporation Limited (a company listed on the SGX-ST) and Surbana Corporation Pte. Ltd. (formerly known as "HDB Corporation Pte. Ltd.") in September 2004 and is also a member of the Executive Committee, Remuneration and Share Option Committee and Board Risk Committee of Keppel Corporation Limited. Mr Tow started his career with the then Coopers & Lybrand. He was later an investment banker with Schroders International Merchant Bankers Ltd in Singapore and the Managing Director of Lum Chang Securities Pte Ltd. He was a Senior Director of DBS Vickers Securities (Singapore) Pte Ltd, after Lum Chang Securities was folded into Vickers Ballas which then merged with DBS Securities to form DBS Vickers. Mr Tow is a Fellow of the Association of Chartered Certified Accountants (UK), a fellow of the Chartered Institute of Management Accountants (UK) and is a member of the Institute of Certified Public Accountants of Singapore.



Mr Timothy David DATTELS, aged 48, was appointed as an Independent Non-Executive Director of the Company in February 2004. Mr Dattels is currently a Managing Director for Newbridge Capital, LLC, the Asian investment vehicle for Texas Pacific Group. He serves as a Director of Shenzhen Development Bank, one of the five banks listed in China, Parkway Holdings Limited, a company listed on the Singapore Exchange Securities Trading Limited, and Sing Tao News Corporation Limited, a Hong Kong based media company listed on The Stock Exchange of Hong Kong Limited. He is a trustee of the Asian Art Museum of San Francisco and also serves on the Dean's Advisory Board of the Rotman School of Business at the University of Toronto as well as a member of the Asia Pacific Council of The Nautre Conservatory. He has held various management positions at Goldman Sachs and was elected Partner in 1996. He was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments. He holds a BA (Honors) from The University of Western Ontario and an MBA from Harvard Business School.

Mr HO Kian Hock, aged 58, was appointed as an Alternate Director to Mr Ho Kian Guan in November 2004. He is a Director and Vice Chairman of Keck Seng Investments (Hong Kong) Limited (a company listed on The Stock Exchange of Hong Kong Limited) and a Director of Keck Seng (Malaysia) Berhad (a company listed on the Bursa Malaysia Securities Berhad (the "BMSB")). He is an Alternate Director of Petaling Garden Berhad, Pelangi Berhad (both companies listed on the BMSB) and Parkway Holdings Limited (a company listed on the Singapore Exchange Securities Trading Limited). He is also an Alternate Director of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited and Shangri-La Hotel Limited, Singapore (all are subsidiaries of the Company). He is a brother of Mr Ho Kian Guan.

SENIOR MANAGEMENT

Chief Marketing Officer

Mr Martin F. WAECHTER, aged 49, rejoined the Group in 2004, returning from a post on the board of managing directors of Frankfurt-based Steigenberger Hotels AG. Previously, he was with the Group for seven years as vice president, sales and marketing, responsible for global sales and distribution, and vice president marketing, responsible for 11 properties in Southeast Asia and China. He has more than 25 years hotel marketing experience in Hong Kong, Singapore, Shanghai, Korea, Philippines, and his native Germany.

Chief Financial Officer

Mr Madhu RAO, aged 54, joined Shangri-La International Hotel Management Limited in May 1988 as group financial controller. He was appointed chief financial officer of the Company in 1997. He is a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand. He was previously with a leading chartered accountancy practice in Mumbai, India for 17 years, including 12 years as partner. Mr Rao is a graduate of the University of Mumbai and a fellow member of the Institute of Chartered Accountants of India. He placed among the top 10 students India-wide at the intermediate and final chartered accountancy examinations in 1972 and 1974.

Chief Operating Officer

Mr Symon BRIDLE, aged 47, was Vice President prior to assuming the role of Chief Operating Officer. Previously, he has also held the positions of group director of operations as well as general manager posts at Island Shangri-La, Hong Kong and Shangri-La's Far Eastern Plaza Hotel, Taipei. Before joining the Group in 1990, Mr Bridle worked with luxury hotel groups in South Africa, including Southern Sun at the Johannesburg Sun & Towers and Westin Hotels at the Carlton Hotel, Johannesburg.

Vice President

Mr Philippe CARETTI, aged 48, holds dual positions as vice president and general manager of the Pudong Shangri-La, Shanghai. Since joining the Group in 1994, he has held general manager and hotel manager positions at Shangri-La's Far Eastern Plaza Hotel, Taipei and Island and Kowloon Shangri-La Hotels, Hong Kong. Mr Caretti has over 20 years' experience in the hotel industry and has worked with luxury hotel groups in Tokyo, Chicago and Istanbul, including the Mandarin Oriental Hotels in Hong Kong, Bangkok and Jakarta. He holds a diploma in Hotel Management from the renowned Lausanne Hotel Management School in his native Switzerland, as well as a diploma in Executive Finance.





Vice President

Mr Lothar NESSMANN, aged 46, was formerly general manager of Shangri-La's Far Eastern Plaza Hotel, Taipei from 2001 to 2004. Previously, he was general manager/area director of operations for Rotana Hotels, Suites & Resorts, based in Abu Dhabi, for three years. From 1993 to 1998, he held general manager/resident manager positions with Traders Hotel, Singapore, Shangri-La's Far Eastern Plaza Hotel, Taipei and Shangri-La Hotel, Kuala Lumpur. His previous operations and food and beverage management experience included posts in Malaysia, China, Kuwait and the UK.

Vice President

Mr JIN Jian Ping, aged 49, is the Group's China specialist vice president, based in Shanghai. He ensures that his assigned hotels meet their financial performance targets and comply with corporate operational standards, as well as represents the management company to the owners and shareholders. He also sources new hotel development opportunities for the Group. Mr Jin joined the Group in 2002, as deputy director of operations (China) and was promoted the same year to group director of operations supervising nine hotels in China. Previously, he was general manager and owner's representative of Nanjing Dingshan Garden Hotel from 1987 to 2000. There, he led the repositioning of Shangri-La Dingshan, Nanjing to a five-star hotel from concept and design to construction.

Vice President

Mr Cetin SEKERCIOGLU, aged 45, since joining the Group in 1994, he has held general manager posts in Singapore, Bangkok (where he was also area manager), China, Malaysia and Indonesia. He began his 25-year hospitality industry career in food and beverage, with posts in his native Turkey, Hong Kong, USA, Switzerland, France and UK.

Company Secretary

Ms KO Sau Lai, aged 45, joined the Kuok Group in 1986. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.





MANAGEMENT DISCUSSION AND ANALYSIS



BLUE HORIZON BAR
SHANGRI-LA HOTEL, SYDNEY

1. OPERATIONS REVIEW

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments

The Group's turnover from operations is derived principally from its hotels. The Group benefited from the continuing robust travel demand in Hong Kong and Mainland China, buoyant global tourism and business travel and the economic growth throughout the regions that the Group operates in. Both room and food and beverage revenues improved significantly. Overall weighted average annual occupancy of Group-owned hotels increased to 73% compared to 71% for 2004, while weighted average room yield ("RevPAR") registered a 16% year-on-year increase.

The performance of the Group's investment properties in Mainland China from which the Group derives the majority of its property rentals, continues to improve.

Revenues

For the year ended 31 December

Combined Revenue by Trade

	2005		2004		%
	US$ million	**%**	US$ million	%	Change
Hotel Operation	**1,132.8**	**82%**	970.0	81%	17%
Hotel Management	**16.5**	**1%**	12.4	1%	33%
Property Rentals	**230.4**	**17%**	215.0	18%	7%
Total	**1,379.7**	**100%**	1,197.4	100%	15%

BREAKDOWN OF SALES

For the year ended 31 December

	SUBSIDIARIES			ASSOCIATES		
	2005 US$ Million	2004 US$ Million	% Change	**2005 US$ Million**	2004 US$ Million	% Change
Hotel Operation						
The People's Republic of China						
Hong Kong	**181.9**	155.0	17%	**–**	–	N/A
Mainland China	**253.5**	208.0	22%	**252.7**	211.5	19%
Singapore	**110.6**	93.1	19%	**23.1**	20.8	12%
The Philippines	**104.0**	88.2	18%	**–**	–	N/A
Malaysia	**70.6**	78.6	(10%)	**21.7**	18.0	21%
Thailand	**48.4**	46.0	5%	**–**	–	N/A
Fiji	**32.1**	20.0	60%	**–**	–	N/A
Indonesia	**–**	–	N/A	**28.4**	24.7	15%
Myanmar	**5.8**	6.1	(4%)	**–**	–	N/A
	806.9	695.0	16%	**325.9**	275.0	19%
Hotel Management	**16.5**	12.4	33%	**–**	–	N/A
Hotels Sub-total:	**823.4**	707.4	16%	**325.9**	275.0	19%
Property Rentals						
The People's Republic of China						
Mainland China	**6.2**	5.8	7%	**201.3**	183.6	10%
Singapore	**8.5**	8.1	4%	**8.7**	8.4	3%
Malaysia	**3.1**	3.4	(7%)	**1.8**	4.9	(63%)
Thailand	**0.8**	0.8	4%	**–**	–	N/A
Properties Sub-total:	**18.6**	18.1	3%	**211.8**	196.9	8%
Total	**842.0**	725.5	16%	**537.7**	471.9	14%

Note: Revenue of the hotel management group is stated after elimination of revenue earned from fellow subsidiaries.

N/A: Not Applicable

(a) Revenues

Hotel Operation

As at 31 December 2005, the Group has equity interest in 36 operating hotels, including the Portman Ritz-Carlton Hotel, Shanghai, and the Shangri-La Hotel, Surabaya (in which the Group has only 10% interest).

The key performance indicators of the Group's hotels on a combined basis are as follows:

Country	**2005** Occupancy (%)	**2005** Weighted Average Transient Room Rate (US$)	**2005** RevPAR (US$)	2004 Occupancy (%)	2004 Weighted Average Transient Room Rate (US$)	2004 RevPAR (US$)
The People's Republic of China						
Hong Kong	**76**	**248**	**188**	71	207	157
Mainland China	**72**	**112**	**78**	72	99	72
Singapore	**81**	**123**	**98**	77	111	84
The Philippines	**77**	**110**	**85**	71	101	70
Malaysia	**73**	**74**	**54**	73	64	46
Thailand	**79**	**117**	**89**	81	111	87
Fiji	**77**	**123**	**105**	65	97	80
Indonesia	**51**	**103**	**48**	47	94	40
Myanmar	**47**	**34**	**15**	48	33	15

Notes: (i) The RevPAR of hotels under renovation have been computed by excluding the number of rooms under renovation.

(ii) Performance indicators of 2004 for hotels in Malaysia had included Shangri-La's Rasa Sayang Resort & Spa, Penang, a resort closed down since 1 December 2004 for redevelopment. The performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.

(iii) Combined Revenue is the aggregate of turnover of all operating subsidiaries and associates while consolidated revenues relate to operating subsidiaries only.

Overall, combined room rentals increased by 19% to US$618.5 million. Correspondingly, combined food and beverage revenue increased by 15%.

The People's Republic of China

Hong Kong

The hotel industry in general experienced a strong recovery in 2005, supported by a continuing growth in arrivals. However, the recent closing down of two luxury hotels (accounting for over 1,200 rooms) coupled with the lack of new supply in the core business districts and anticipated increase in visitors arrivals in 2006 (both from Mainland China and other countries) will push up room yields further.

The Group's two hotels which have already completely refurbished their products recently, benefited from the favourable market conditions. Consolidated revenues of the two hotels increased by 17 % in 2005. Combined room rentals increased by 30% while combined food and beverage revenues increased by 6%. The average room rates of the Island Shangri-La, Hong Kong and the Kowloon Shangri-La, Hong Kong for the year reached US$287 and US$214, respectively.

Mainland China

The Group's hotels in Mainland China accounted for 45% of the Group's combined revenues. Combined revenues of the hotels increased by 21%. Weighted average annual occupancies of all hotels remained unchanged at 72% while weighted average room rates increased by 13% to US$112. All the hotels recorded increases in room rate, ranging from 3% in Shenyang to 24% in Dalian. However, occupancies of some hotels in provincial cities experienced temporary declines, pending the absorption of increased supply. In particular, the Shangri-La hotels in Harbin and Zhongshan recorded a decrease of 10 percentage points in occupancies. Despite this, all the hotels recorded improvement in RevPAR with the exception of a marginal decrease recorded by hotels in Hangzhou, Beihai and Shenzhen of less than 3%.

Given the continuing growth in domestic travel and international arrivals and the long lead time for emergence of competitive supply, the Group remains optimistic on the overall prospects of its hotel business in Mainland China for the foreseeable future.

The Shangri-La Hotel, Fuzhou soft-opened for business on 25 January 2005 and has 414 rooms available for sale. Phase 2 of the Pudong Shangri-La, Shanghai ("SLPU") which comprises 375 guest rooms and complementary facilities, soft-opened for business on 19 July 2005. With a total 957 guest rooms, it is currently the largest hotel in the Group. Both these new products have been well received by the market.

Singapore

Business at the Group's Singapore hotels continued to improve with combined revenues increasing by 17%. Weighted average RevPAR increased by 17%, supported by 4 percentage point increase in annual occupancies and 11% increase in room rate. The Singapore government has recently initiated steps for the development of integrated resorts to further improve its position as a preferred tourist-destination and maintain a healthy trend of visitor arrivals in the medium term. The outlook for the Group's hotels remains very positive.

The Philippines

The performance of the Group's hotels continued to improve with overall positive economic indicators for the country. The improved perception on the country's security situation has also helped to support the operating performance. RevPAR and room rate increases ranged between 19% to 23% and 7% to 10%, respectively. Annual occupancies of the Makati Shangri-La, Manila and Shangri-La's Mactan Island Resort & Spa, Cebu ("MAC"), were in excess of 80%.

During the year, the Edsa Shangri-La, Manila ("ESL") commenced the renovation of 110 rooms and the Group opened the CHI Spa Village at MAC on 1 July. In 2006, the Group will renovate 188 guest rooms at MAC and 62 rooms in ESL. The overall outlook for the Group's hotels remains positive.

Malaysia
The Group's hotels recorded a weighted average increase in RevPAR by 17%. The strong performance was mainly attributable to significant improvements in room rate as weighted average annual occupancies remained unchanged at 73%. In particular, the two hotels in Sabah experienced robust growth in a buoyant market. Average transient room rates of the Golden Sands Resort, Penang and Shangri-La's Tanjung Aru Resort, Kota Kinabalu increased by 38% and 24%, respectively. Shangri-La's Rasa Sayang Resort & Spa, Penang which closed for redevelopment on 1 December 2004 is scheduled to re-open in the last quarter 2006.

The overall prospects for 2006 are healthy.

Thailand
Business of the Shangri-La Hotel, Bangkok was affected by the drop in arrivals at the beginning of the year after the tsunami struck Southern Thailand in December 2004. The hotel, though, successfully focused on regional business to mitigate the effect of decrease in long-haul business. Average room rate increased by 5% while occupancy declined marginally to 79% from 81%. The CHI spa, which first opened in July 2004, won a number of accolades, including the TTG and Baccarat awards for the best new Spa. With a gradual return of long-haul travelers to Thailand, the Group expects improvement in the hotel's performance in 2006.

Fiji
Renovation of the Lagoon Wing guest rooms at Shangri-La's Fijian Resort, Yanuca was substantially completed at the end of 2004 and the renovated product was well received. As a result, occupancy increased by 12 percentage points to 75% and the average room rate rose by 28%.

After considering the refurbishment costs and anticipated benefits in respect of the 128 rooms Fiji Mocambo, Nadi, the Group disposed this hotel in December 2005.

Indonesia and Myanmar
The performance of the Shangri-La Hotel, Jakarta ("SLJ") improved with annual room rate and RevPAR increasing by 9% and 20%, respectively. The performance of the Traders Hotel, Yangon continued to be adversely affected by Myanmar's uncertain political and economic environment. Occupancy decreased to 47% while room rate marginally increased by 3%.

Hotel Management
The hotel management arm of the Group, SLIM International Limited and its subsidiaries (the "SLIM Group"), provides technical consultation and project management services for hotels under development or renovation and hotel management and marketing services for operating hotels. The SLIM Group has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 31 December 2005, it also had hotel management contracts in respect of 12 other operating hotels and technical services and hotel management contracts in respect of 14 hotel projects owned by third parties.





CHINA WORLD HOTEL, BEIJING

Aided by the strong recovery of the hotels' business and successful signing of new contracts, the SLIM Group recorded a 33% increase in revenues on consolidation.

In 2005, the Group signed seven new hotel management contracts:

- Shangri-La Hotel, Seychelles (opening in late 2007)
- Traders Hotel, Macau (opening in early 2008)
- Shangri-La Hotel, Macau (opening in early 2008)
- Shangri-La Hotel, Bangalore, India (opening in mid 2008)
- Shangri-La Retreat & Spa, Bangalore, India (opening in mid 2008)
- Traders Hotel, Bangalore, India (opening in late 2008)
- Shangri-La Hotel, Chicago, USA (opening in early 2009)

The following hotels opened for business in 2005:

- Traders Fudu Hotel, Changzhou, Mainland China (on 3 January with 378 rooms)
- Shangri-La Hotel, New Delhi, India (on 14 September with 322 rooms)
- Traders Hotel, Kunshan, Mainland China (on 18 October with 300 rooms)
- Shangri-La's Barr Al Jissah Resort & Spa, Muscat, Oman (on 14 December with 302 rooms). Another wing of the resort comprising 194 rooms opened for business on 21 January 2006.

In January 2006, the Group signed a management agreement for a 340 rooms luxury hotel to be developed in Las Vegas, USA. The hotel is expected to open for business in early 2010.

The Group terminated the following management contracts:

- for a project in Haikou, Mainland China (in May 2005)
- Traders Hotel, Chennai, India (in November 2005)
- Shangri-La Dingshan, Nanjing, Mainland China (in January 2006)

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associated companies. The average yields in these two cities recorded an increase ranging from 4% to 23%. The Shangri-La Residences in Dalian recorded increase in yields of 13%.

In Singapore, the weighted average yields of serviced apartments increased by 10% and of the commercial space increased by 4%, with occupancy rates reaching 98%. Yields of office space, however, registered a decline of 4%.

In Bangkok, yields of office space registered an increase of 11%, supported by an increase in the occupancy rate, from 88% to 94%. The annual occupancy and monthly rate of the serviced apartments increased to 87% and US$18 per square meter.

In Kuala Lumpur, yields of office space decreased marginally by 3%, albeit yields of the serviced apartments increased by 9%.

On 1 May 2005, the Group's subsidiaries completed the agreement to dispose their entire shareholding in Johdaya Karya Sdn Bhd ("Johdaya") which owns a commercial and office complex in Johor Bahru.

(b) Consolidated Profits

Consolidated profits attributable to the equity holders of the Company for 2005 increased to US$151.0 million from US$113.5 million in 2004. The financial performance reflected the combined effects of the 16% *increase in consolidated* turnover, a 11.5 percentage point increase in the gross profit ratio and an increase of US$8.1 million in net income from non-operating items.

The detailed breakdown of the profit is as follows:

Consolidated Profit Attributable to Equity Holders of the Company

For the year ended 31 December

	2005 US$ million	2004 US$ million	% Change
Company & Subsidiaries			
Hotel Operation			
Hong Kong	**40.4**	28.1	44%
Mainland China	**31.1**	26.5	17%
Singapore	**20.4**	20.6	(1%)
The Philippines	**(0.8)**	4.6	NM
Malaysia	**3.2**	5.0	(35%)
Thailand	**8.3**	7.3	14%
Fiji	**5.2**	0.8	515%
Myanmar	**(0.4)**	(0.8)	48%
	107.4	92.1	17%
Property Rentals			
Mainland China	**1.7**	1.0	67%
Singapore	**3.1**	2.9	9%
Malaysia	**0.8**	0.8	3%
Thailand	**0.2**	0.2	1%
	5.8	4.9	20%
Hotel Management	**(3.8)**	0.6	NM
Associates			
Hotel Operation			
Mainland China	**16.3**	5.2	214%
Singapore	**1.0**	0.6	79%
Malaysia	**1.2**	2.2	(47%)
Indonesia	**-**	(0.4)	NM
	18.5	7.6	144%
Property Rentals			
Mainland China	**27.8**	23.8	17%
Singapore	**1.8**	1.7	6%
Malaysia	**0.2**	0.5	(61%)
	29.8	26.0	15%
Operating Profit After Tax	**157.7**	131.2	20%
Less:			
– Corporate expenses net	**(10.0)**	(6.6)	(52%)
– Pre-opening expenses and amortisation of land use rights for projects	**(2.2)**	(5.8)	61%
– Net finance costs on corporate borrowings	**(30.4)**	(32.5)	6%
– Interest expenses on convertible bonds	**(6.7)**	(7.3)	9%
Profit before Non-Operating Items	**108.4**	79.0	37%

	2005 US$ million	2004 US$ million	% Change
Non-Operating Items:			
– Fair value gains on investment properties	**36.1**	6.6	445%
– Realised and unrealised gains on financial assets held for trading	**6.6**	19.3	(66%)
– Gains from non-hedging interest-swap contracts	**3.5**	–	NM
– Gains/(losses) on disposal of investment in subsidiaries	**0.3**	(0.9)	NM
– Losses on disposal of interest in associates	**(2.1)**	–	NM
– Retrenchment payout and discarding of fixed assets due to redevelopment of a resort	**–**	(4.9)	NM
– Gain on disposal of a hotel	**1.7**	–	NM
– Amortisation of negative goodwill	**–**	5.5	NM
– Expenses on share options granted	**(3.5)**	–	NM
– Reversal of deferred provision for taxation on possible future distribution of retained profits of a subsidiary after group reorganisation	**–**	8.9	NM
	42.6	34.5	24%
Profit attributable to equity holders of the Company	**151.0**	113.5	33%

Notes:

1. Interest expenses of operating units' bank borrowings and deferred tax provision are included in operating results.

2. All balances stated are net of share of minority interests.

3. Profit of the hotel management group is stated before elimination of revenue earned from fellow subsidiaries and operating results of the subsidiaries are stated before elimination of management fees charged by the hotel management group.

NM: Not Meaningful

Profit after tax and before non-operating items for 2005 as compared to 2004 has been affected by the following:

(a) Performance based bonus at hotels and investment properties of the Group was higher by US$6.9 million while that at hotel management company and the Company was higher by US$6.7 million and US$2.4 million, respectively.

(b) Income tax charged in respect of effective interest in associates increased by US$8.7 million mainly due to corresponding increase in taxable profits while that relating to subsidiaries increased by US$28.8 million (after the US$8.9 million special credit in 2004 grouped under non-operating items). Of this, US$11.9 million is attributable to an increase in taxable profits and US$16.9 million due to net increase in deferred income tax provision principally arising from:

- a reversal of provision of US$4.1 million relating to potential tax balancing charge on future disposal of fixed assets in 2004 by a subsidiary in Singapore consequent upon satisfying certain exemption clauses under local tax laws;

- a reversal of provision of US$1.3 million by subsidiaries in Singapore resulting from a decrease in income tax rate from 22% to 20%;

- US$7.2 million incrementally provided in 2005 relating to the subsidiaries in the Philippines pursuant to an increase in the corporate income tax rate from 32% to 35%; and
- US$5.8 million incrementally provided in 2005 relating to gains on revaluation of investment properties.

(c) Consolidated Net Asset Value and Gearing Ratio

As at 31 December 2005, the Group's net asset value (total equity) increased to US$2,630.2 million from last year's US$2,165.4 million largely due to the issuance of 123,146,531 new shares to holders of share options and convertible bonds who have exercised their rights, adjustments required to negative goodwill under the new accounting standards and the profits for the year. The net borrowings to total equity ratio improved from 40.2% as at 31 December 2004 to 33.0%.

The currency mix of the Group's total tangible assets and total liabilities as at 31 December 2005 is as follows:

	Total Tangible Assets	**Total Liabilities**
In Hong Kong dollars	8%	63%
In Renminbi	47%	10%
In Singapore dollars	17%	2%
In Philippine Pesos	10%	8%
In Malaysian Ringgit	9%	4%
In Thai Baht	4%	2%
In US dollars	2%	10%
In Fiji dollars	2%	1%
In other currencies	1%	–
	100%	100%

Note: Total tangible assets included all *non-current and current* assets with the exception of goodwill and trademarks while total liabilities included balances of minority interests and loans from them.

(d) Financial indicators of the Group

	2005	2004
Return on Equity Profit attributable to equity holders of the Company/ Average equity attributable to equity holders of the Company	**6.93%**	6.25%
EBITDA (in US$'000) Earnings before interest, tax, depreciation (including losses on disposal), amortisation and non-operating items	**265,261**	222,723
EBITDA Margin EBITDA/Sales	**31.50%**	30.70%

2. CORPORATE DEBT AND FINANCIAL CONDITIONS

Taking advantage of the liquidity in the banking system and with a view to address its capital commitment requirements, the Group executed 8 unsecured bilateral Hong Kong dollars/US dollars dual currency corporate loan agreements with individual banks in 2005 in a total amount of equivalent US$744.5 million. These loans have a maturity of 5 years with an all-inclusive cost of 37 basis points over HIBOR/LIBOR. These loans give the Group the flexibility for shifting the currency of its borrowings from time to time considering financial market conditions. These new loans have also served to push out loan maturities and reduced the loan interest margin. With these facilities in place, the Group prepaid HK$2,080 million borrowings under loan agreements which carried a higher interest rate. Following the exercise of the conversion right by some of the convertible bonds holders, the outstanding aggregate principle amount of the zero coupon guaranteed convertible bonds due March 2009 with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment) reduced to US$61 million as at 31 December 2005. Subsequent to the year end, convertible bonds with principal amount of US$2.4 million were also converted. Unless previously redeemed, converted or purchased and cancelled, the outstanding bonds will be redeemed at 114.633 percent of their principal amount on the maturity date.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2005 is as follows:

	Maturities of Borrowings Contracted as at 31 December 2005				
	Repayment				
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Borrowings					
Corporate bank loans	103.2	387.1	440.0	–	930.3
Project bank loans and overdrafts	49.4	20.3	69.8	14.0	153.5
Convertible bonds	–	–	59.2	–	59.2
Total	**152.6**	**407.4**	**569.0**	**14.0**	**1,143.0**
Undrawn but Committed facilities					
Bank loans and overdrafts	**163.6**	**8.5**	**520.3**	**-**	**692.4**

As at 31 December 2005, all the above borrowings were unsecured except the bank loan of a subsidiary amounting to US$36,000 (2004: US$68,000) which was secured by charges over certain motor vehicles of the subsidiary with net book values totalling US$93,000 (2004: US$112,000).

The currency-mix of the borrowings and cash and bank balances as at 31 December 2005 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	897.5	30.5
In US dollars	162.2	83.2
In Renminbi	47.3	88.4
In Singapore dollars	–	13.8
In Philippine Pesos	–	6.6
In Malaysian Ringgit	36.0	3.9
In Thai Baht	–	34.8
In Fiji dollars	–	14.4
In other currencies	–	0.5
Total	**1,143.0**	**276.1**

The borrowings in Hong Kong dollars, Malaysian Ringgit and United States dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Cost of Funds and SIBOR/LIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 31 December 2005, of the Group's cash and bank balances, US$193.4 million (2004: US$116.1 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Myanmar and Fiji. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

The Group also executed proportionate guarantees in favour of banks for securing banking facilities to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates as at 31 December 2005, amounted to US$30.4 million (2004: US$25.3 million).

3. TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise Interest Risk

This is accomplished in the loan re-financing and loan negotiation process. The Group closely monitors its loan portfolio and compares the interest margin under existing agreements against new offers and borrowing rates under different currencies.

During the year, the Group executed new corporate loan agreements to re-finance substantial portion of the loans drawn down / available under the earlier agreements which carried a higher interest rate. The subsidiary in Thailand executed a five-year bank loan agreement of Thai Baht 800 million to provide funding for the hotel project in Chiangmai.

The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest rate swap contracts. The Group has entered into new five-year HIBOR interest swap contracts for an aggregate principal amount of HK$1,300 million, and seven-year HIBOR and LIBOR interest swap contracts for an aggregate principal amount of HK$2,560 million and US$100 million, respectively. As at 31 December 2005, the Group had outstanding contracts for an aggregate principal amount of HK$4,360 million at fixed interest rates ranging between 4.335% and 5.29% per annum, and US$100 million at fixed interest rate of 4.7% per annum. The interest cover continues through November 2012. Together with the convertible bonds outstanding, the Group has fixed its interest liability on 67% of its term loans outstanding.





GREAT MOTHERLAND OF CHINA MURAL
ISLAND SHANGRI-LA, HONG KONG

(b) Minimise Currency Risk

The Group has an economic hedge in terms of currency risk to the extent that all the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the general expectations about the strengthening of the Renminbi and in compliance with directives issued by the foreign exchange regulatory authorities, some subsidiaries in Mainland China have contracted bank loan facilities partly in Renminbi and partly in Hong Kong dollars. As mentioned earlier, the Group has secured new corporate bank loans in dual-currencies to provide flexibility to switch the currency in the event of relative weakness of either currency. Moving forward, the Group plans to selectively increase the funding assistance provided to its subsidiaries in Mainland China in order to further reduce their Renminbi borrowings.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

4. FIXED ASSET VALUATIONS

(a) Fixed Assets Values* – by Geographical Area

	2005 US$ million	%	2004 US$ million	%
The People's Republic of China				
Hong Kong	**220**	**6%**	218	6%
Mainland China	**1,994**	**51%**	1,686	47%
Singapore	**681**	**18%**	696	19%
The Philippines	**383**	**10%**	364	10%
Malaysia	**345**	**9%**	365	10%
Thailand	**127**	**3%**	135	4%
Fiji	**53**	**1%**	54	2%
Indonesia	**35**	**1%**	35	1%
Myanmar	**31**	**1%**	32	1%
Maldives	**5**	**0%**	–	0%
Total	**3,874**	**100%**	3,585	100%

* Including total fixed assets value owned by subsidiaries and the effective interest share of fixed assets value owned by associates.

(b) Independent Valuation of Properties

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "new HKFRS") that are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted the new HKFRS in the financial statements for the year ended 31 December 2005 and the 2004 comparatives have been amended as required. The significant changes include:

I. The Group's hotel properties can no longer be accounted for as investment properties under HKAS 40 "Investment Property". Accordingly, for the accounting year beginning on 1 January 2005, instead of stating the hotel properties at fair value, the Group adopted the following accounting policies retroactively:

(1) The underlying buildings and integral plant and machinery are stated at cost less accumulated depreciation and impairment, if any, under HKAS 16 "Property, Plant and Equipment";

(2) the underlying freehold land is stated at cost less impairment, if any, under HKAS 16 "*Property, Plant and Equipment*"; and

(3) the underlying leasehold land is stated at cost and subject to annual operating lease rental charge (amortisation of land cost) as required by HKAS 17 "Leases".

Adoption of these new accounting policies have the following significant consequences:

(a) The net book value of fixed assets, the overall provision for deferred tax liabilities and the net asset value of the Group is reduced.

(b) The annual depreciation and lease rental charges increase and provision for deferred tax liabilities decrease. Overall, the profit after tax attributable to the equity holders of the Company ("PAT") and the earnings per share ("EPS") of the Group is reduced.

For the year ended 31 December 2005, the Group charged net additional depreciation and amortisation expenses of US$44.4 million after adjustment of minority interests and provision for deferred tax liabilities; and shared such additional expenses of US$4.4 million of its associates.

II. For the accounting year beginning on 1 January 2005, the Group adopted the following accounting policy retroactively for its investment properties:

– The Group's investment properties continue to be stated at fair value. All changes in the fair value of investment properties from one balance sheet date to the next will be reported in the income statement. Previously, such changes were taken directly to the investment property revaluation reserve account on a portfolio basis to the extent that the reserve remained in surplus.

Adoption of this new policy will affect the PAT and the EPS of the Group depending on the results of the annual revaluation.

All investment properties are stated at professional valuations carried out by the following independent firms of professional valuers as at 31 December 2005:

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Chesterton Petty Limited	:	For properties in Mainland China

Colliers Valuation Consultancy & Valuation (Singapore) Pte Ltd and DTZ Debenham Tie Leung (SEA) Pte Limited	:	For properties in Singapore
W.M. Malik & Kamaruzaman	:	For properties in Malaysia

The valuations of all the investment properties made in 2005 year end resulted in a net increase in profit of US$36.1 million after adjustment of minority interests and additional provision for deferred tax liabilities relating to the full effect of temporary differences arising from revaluation of the properties.

5. FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The Group continued to gradually dispose of its investment portfolio in trading securities. In 2005, this disposal for US$6.8 million recorded realised gains of US$1.0 million before adjustment for minority interests (US$1.0 million after minority interests). Dividend income from trading securities of US$1.0 million before adjustment of minority interests (US$0.9 million after minority interests) was recorded.

As at 31 December 2005, the market value of the Group's investment portfolio was US$37.8 million which included an unrealised gain of US$6.5 million before adjustment of minority interests (US$5.6 million after minority interests). The investment portfolio included 11,805,055 ordinary shares in the Company ("such SA shares") with a market value of US$19.7 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group, which is listed on the Stock Exchange of Thailand. Such SA shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company had undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to parties independent of the Kuok Group. The investment portfolio also included 6,072,968 ordinary shares in Kerry Properties Limited ("KPL") with a market value of US$16.1 million as at 31 December 2005. Subsequent to the year-end and up to the date of this report, the Group further disposed of part of its investment portfolio for US$1.9 million and recorded realised gains of US$0.4 million (both before and after adjustment of minority interests).

6. DEVELOPMENT PROGRAMMES

Construction work of the following hotels is progressing satisfactorily:

	Rooms	Projected Opening
In Mainland China		
Shangri-La Hotel, Pazhou, Guangzhou	728	Late 2006
Shangri-La Hotel, Chengdu	568	Early 2007
Shangri-La Hotel, Xian	397	Mid 2007
Shangri-La Hotel, Baotou	360	Mid 2007
Shangri-La Hotel, Huhhot	373	Mid 2007
Shangri-La Hotel, Qingdao (Phase II)	190	Late 2007
Shangri-La Futian, Shenzhen	550	Late 2007
Shangri-La Hotel, Wenzhou	360	Early 2008
Shangri-La Hotel, Ningbo	562	Early 2008
Shangri-La Hotel, Manzhouli	200	Mid 2008
In other countries		
Shangri-La Hotel & Spa, Chiangmai, Thailand	280	Mid 2007
Shangri-La Resort & Spa, Boracay, The Philippines	214	Early 2008

The construction of the hotel in Guilin, Mainland China is expected to commence in second half 2006 and to be completed in 2009. The 304-room Shangri-La's Rasa Sayang Resort & Spa, Penang, currently under redevelopment, is due to re-open in the last quarter of 2006.

In June 2004, the independent shareholders of the Company and KPL approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of four connected sites in Jingan District, Shanghai in which the Group and KPL will have an interest up to a maximum of 49% and 51%, respectively. It is intended to build a high-end composite development consisting of offices, high end retail and two luxury hotels. Each of the Group and KPL own a piece of land in the area. As at 31 December 2005, the Group and KPL have already acquired the entire interest in the other two parcels of land. In respect of the land which was held by a subsidiary in which the Group originally has 99% equity interest, 50.5% interest thereof has also been disposed to KPL. It is expected that development would commence in the second half of 2006 after KPL transfers 48.5% out of its 99% interest in its land to the Group and the local party transfers its remaining 1% interest in two pieces of land equally to the Group and KPL. The maximum total investment in the entire project is not expected to exceed US$700 million. Phase I of this project is expected to be completed in 2010.

The Group entered into a joint venture agreement in January 2005 to develop a mixed-use complex in Ulaanbaatar, Republic of Mongolia and has identified a land to build an office tower. Ground work has commenced and the building is expected to be completed in 2008. The project company is now identifying a suitable piece of land for hotel development. The Group will have 60% equity interest in this project.

In February 2005, the Group entered into an operating lease agreement for a Shangri-La hotel at London Bridge Tower, scheduled to open in late 2010. This marks the Group's foray into the European market. The hotel will be the first new-build five-star hotel to open in the Central London area in over a decade. Designed by the acclaimed architect Renzo Piano, the iconic 310 meter tall, 70-storey London Bridge Tower is situated on the South Bank of the Thames River, minutes from the City of London, easily accessible to Canary Wharf and close to key tourist attractions, making it an ideal location both for business and leisure travellers. The deluxe, 195-room, 18-floor Shangri-La will occupy floors 34 to 52 of the Tower. The Tower will have direct access to a key transport interchange providing extensive mainline railway, bus and underground stations. The Group's investment for fit-out costs and pre-opening expenses is estimated at US$40 million and will be largely incurred in 2009.

In June 2005, the Group accepted the invitation of the Government of the Republic of Maldives (the "Maldivian Government") and entered into a joint venture agreement to develop a luxury resort in the Island of Villingili in Addu Atoll. This resort will open for business with 90 rooms in early 2008. The Group has 70% equity interest in this project with the balance 30% owned by the Maldivian Government. As disclosed in the 2004 annual report, the Group originally only had a management contract to develop the resort but having assessed the business potential, it decided to invest in the project's equity capital.

In January 2006, the Group acquired the entire interest in the historic palace of Prince Roland Bonaparte at a consideration of EUR 92 million. It plans to convert it to a 140 deluxe guestrooms Shangri-La Hotel, Paris in late 2008, making the Group's European debut. Located at 10, avenue d'Iena, near the Trocadero, the building offers some of the city's finest views of the River Seine and the Eiffel Tower, which is a 15-minute walk away. The historic and architectural integrity of the building exterior will be maintained and the Group will work with top interior designers to renew and enhance the inner space.

In February 2006, the independent shareholders of the Company, at its special general meeting, approved the entering into of connected transactions with KPL and Allgreen Properties Limited ("Allgreen") (both connected persons to the Company) relating to the establishment of a joint venture company in Pudong, Shanghai to acquire a piece of prime land located adjacent to the Shanghai New International Expo Centre for a mixed-use development which is currently intended (subject to market conditions) to comprise a hotel, offices, serviced suites/serviced apartments, commercial and related ancillary facilities. The Group will have an interest of 23.2% in the joint venture company. Construction work will commence in the second half 2006 after securing necessary local approvals and is expected to be completed in late 2009. The total investment in the entire project is not expected to exceed US$590 million.

The estimated funding required directly at the corporate level for all the new projects is currently estimated at US$756 million and will be mainly financed by existing surplus cash on hand, operating fund flows and available borrowing facilities. Joint venture partners and locally contracted project loans will provide the balance of funds required for these developments.

The Group's "CHI" spa has been well received by the market since its debut at the Shangri-La Hotel, Bangkok in July 2004. Designed to create a sanctuary of tranquility inspired by the legend of "Shangri-La," the CHI spa features some of the largest and most luxurious private suites and villas in the hotel sector. CHI spas offer a range of specialised therapies based on Chinese and Himalayan healing traditions, philosophies and rituals. The essence of "CHI" symbolises Shangri-La's definition of a complete well-being concept within an Asian context. The "CHI" spa village at MAC and the CHI spa at SLPU opened for business in June 2005 and October 2005, respectively. There are at present plans for more than ten CHI spas to be introduced in various hotels and resorts managed by the Group over the next few years.

Over the past few years, nearly all of the Group's flagship hotels have been fully renovated and are positioned to benefit from the upturn in business. Nevertheless, there are still some renovations being undertaken by some of the Group's subsidiaries which will involve capital expenditure of approximately US$65 million. This expenditure will be financed mainly from operating cash flows of the individual hotels, supplemented by locally contracted short-term bank loans, where appropriate.

7. SALE OF NON-CORE ASSETS

The Group intends to sell all those assets that it considers "non-core" at favourable prices as and when suitable opportunities arise.

On 1 May 2005, the Group's subsidiaries completed a conditional sale and purchase agreement entered in May 2004 to dispose their entire shareholding in Johdaya, which owns a commercial and office complex in Johor Bahru, Malaysia. This disposal of 27 million shares of Johdaya at a price of RM2.43 per share provided extra funds to finance the Group's capital expenditure commitments. The Group's effective interest in Johdaya was 35.83% as at 30 April 2005. The Group recorded a net loss on disposal of US$2.1 million (after adjustment of minority interests).

In December 2005, the Group's subsidiary also completed the disposal of the Fiji Mocambo, Nadi and recorded a net gain on disposal of US$1.7 million (after adjustment of minority interests).

8. MANAGEMENT CONTRACTS

The Group has embarked on a rapid pace of expansion by also entering into management contracts for third-party-owned hotels that do not require capital commitment. Four new hotels opened for business in 2005 and the total number of operating hotels under management contracts increased to 11 with 3,614 rooms, after excluding the Shangri-La Dingshan, Nanjing the management contract in respect of which was terminated in January 2006.

In addition, the Group has contracts on hand for development of 15 new hotels as at the date of this report. These represent an inventory of 6,009 rooms. The development projects are located in Macau (2 hotels), Doha (Qatar), Kuala Lumpur, Vancouver, Chicago, Las Vegas, Seychelles, Bangalore (India) (3 hotels), Suzhou, Dongguan, Sunny Bay – Sanya, and Urumqi (all in Mainland China).

In late 2005, the Group acquired the trademarks and licences from an independent third party thus enabling it to provide hotel management and related services in the USA under the "Shangri-La" and "Traders" brand names.

The Group continues to review proposals it receives for management opportunities and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

9. CORPORATE SOCIAL RESPONSIBILITY

Corporate Philanthropy

The Group is committed to supporting the communities in which it operates. Apart from contributions to the Red Cross in the immediate aftermath of the tsunami disaster that struck the southeast Asia region in December 2004, the Group's subsidiaries have also teamed up with various social charitable organisations in different countries. The Company donated HK$500,000 to the "President's Relief Fund for Earthquake Victims – 2005" in October 2005 following the earthquake in Pakistan. The Company is also a regular donor under the Corporate Contribution Program of The Community Chest of Hong Kong. The Company donated HK$180,000 in March 2005 and again in March 2006.

A special committee, the Corporate Social Responsibility Committee, comprising senior executives from various




LOUNGE
SYDNEY

divisions at the Group's corporate office seeks to widen the scope of the Group's support of worthy social and environmental causes.

Care for Children ("CFC"), a Beijing-based charity organisation, is the Group's corporate charity partner. A registered charity in Mainland China, the United Kingdom and the United States, CFC works in partnership with national and local governments in Mainland China to introduce foster care and other strategic initiatives to relieve hardship, distress and sickness and to enrich the lives of orphans and other needy children. Its vision is to place one million Chinese orphans into foster families by 2010.

Throughout 2005, the Group supported CFC by leveraging its substantial network, providing financial assistance through guest donation programmes, sponsoring venues for the charity's events and workshops, etc.

As part of a fundraising campaign dubbed "Dare to Care," donation envelopes designed in the traditional style of Chinese "hong baos" ("red packets") are placed in restaurant bill folders and on nightly guestroom turndown trays in Group's Mainland China and Hong Kong hotels. Donations can also be made directly upon guest check out. The programme will be rolled out in the Group's other hotels the second quarter of 2006. As CFC expands its efforts to other Asia Pacific areas, the Group will be developing additional supporting initiatives.

Environmental Initiatives and Practices

The Group, a founding member of the Asia Pacific Hotels Environmental Initiative, has historically been an industry leader in environment-friendly initiatives and practices. In accordance with the Group's Environmental Policy, all Shangri-La and Traders hotels have "Green Programmes" to identify ways to reduce wastage and eradicate practices that could damage the environment.

The Group's commitment to environmental awareness has, to date, resulted in 20 hotel properties receiving certification to ISO 14001, the international Environmental Management System standard. A number of Group hotels were the first to receive certification in their markets, and the Island Shangri-La, Hong Kong was the first to receive certification in the Asia Pacific region. Certification is only awarded to those organisations that are able to demonstrate the implementation of ISO 14001 throughout their operations.

The awarded hotels have also undertaken a number of environment-friendly measures benefiting their communities, including the installation of energy-saving light bulbs, sewage treatment facilities and the use of biodegradable cleaning materials and water restrictors.

The Group has an extensive list of internally developed environmental "best practices" which hotels not yet certified as ISO14001 also follow. All properties use an Environmental Management System manual as a guideline. This helps to identify and address the immediate and long-term impact of every hotel's operations on its local environment and ensures on-going compliance with national and international requirements.

In March 2006, the Group donated HK$4 million to The Nature Conservancy, a leading global conservation organisation founded in 1951 by leading scientists in the USA. The Conservancy is now helping the Chinese government to develop a Biodiversity Conservation Blueprint for all of Mainland China – the first comprehensive and systematic assessment of biodiversity and conservation priorities in the nation's history. The Conservation Blueprint will lay a solid scientific and policy foundation for conservation work in Mainland China while helping to train the next generation of Chinese conservation science practitioners.

Community Affair

To support The Hong Kong Polytechnic University's initiatives and efforts in providing hotel management education, the Company donated HK$5 million to the University Development Fund.

10. MANAGEMENT STRATEGIES

General

The Asia Pacific region, and in particular Mainland China, which clearly presents tremendous opportunities for continuing growth, remain the Group's main focus for business and capital investments. The Group has been committed to the Mainland China market since opening its first hotel in Hangzhou, in 1984. Currently, the Group has equity interests in 18 hotels and manages 2 hotels in Mainland China with an inventory 9,816 rooms. In 2005, the Group was recognised for its contributions to the hotel industry in Mainland China and conferred the first annual "China Hotel Industry Pioneer Award" during the China Hotel Development and Financing Seminar in Beijing which was jointly organised by an eminent firm of hospitality industry consultants and the China Tourist Hotels Association. The Group will continue to expand the number of properties that it owns and operates in Mainland China and also selectively enter into management contracts for third-party-owned hotels.

Mainland China's economic fundamentals continue to be sound and progressive relaxation of travel restrictions, coupled with rising urban incomes, is helping to create a boom in domestic and outbound travel. Foreign visitor arrivals continue to increase at around 8% per annum. The Group's plans for expansion are therefore timed to capitalise fully on Mainland China's economic advancement as well as specific developments including the country's entry into the World Trade Organization, Beijing's role as host of the 2008 Olympics and Shanghai as host of the World Expo 2010.

Where appropriate this strategy would involve participation in the development of large scale mixed-use property complexes (i.e. office, residential, serviced apartments, hotels and retail) in major cities. Taking into account the investment commitment and with a view to benefiting from synergies inherent in such developments, the Group has already participated in a few composite developments in conjunction with KPL and/or Allgreen. Both KPL and Allgreen are significant property groups and have experience and expertise in developing and managing large scale mixed-use property projects. The Group considers that this mode of partnership may be adopted for large scale high-end mixed-use property projects in future, where appropriate.

With a view to further diversifying its portfolio, heightening the global awareness of the Group's brand name and, improving returns to shareholders, the Group is also steadily expanding in its youngest markets, South Asia and the Middle East, and has taken steps to plant the Shangri-La flag in key European and North American gateway cities.

The Group has set up development offices in Beijing and Dubai to facilitate execution of the development strategy in Mainland China and the Middle East/South Asia respectively.

Prospects

The operating performance of the hotels during the year has been encouraging. The Group's average RevPAR increased 16%, mainly from improving average room rates. The pricing momentum witnessed in 2005 has been maintained in the first quarter of 2006. This will help the Group to further improve its operating profit margins. Barring any major adverse developments in the global or regional economic situation, the Group remains optimistic about its financial performance in 2006.

11. MARKETING

Sales and Marketing

The year 2005 saw a continuation of strong business from all major source markets, with a year-on-year increase of 5% in total room nights for all the Group's managed hotels.

Commercial travel accounted for 63% of total revenue.

The following chart sets out the revenue contribution to the Group's hotels (owned and/or managed) by country of guest residence:



7.49%
19.19%
12.25%
2.71%
8.66%
4.68%
0.8%
0.93%
2.66%
7.24%
6.38%
6.15%
20.86%
Mainland China
Japan
Hong Kong
Rest of Asia-Pacific
Australia
UK
Germany
France
Italy
Rest of Europe
Middle East
North America
Rest of world

The Group's emphasis on revenue management was supported by an extensive training programme to develop in-house personnel as dedicated revenue management experts at the hotel level.

Group-wide sales and catering sales force automation systems were launched in 2005. These enabled the individual hotels and regional sales offices to share sales leads, consolidate and track revenues and generally streamline the sales process.

Shangri-La's exclusive guest recognition programme, Golden Circle, remained a strong marketing focus in 2005. Unlike other loyalty programmes, Golden Circle does not offer points. Instead, members are individually recognised and each stay tailored to include the services and amenities important to them.

The year concluded with over 800,000 Golden Circle members worldwide. Golden Circle members accounted for more than 27% of total folio revenue for the Group. The average spend per stay of a member was 15% higher than that of non-members.

The breakdown of the membership is as follows:


16.90%
17.10%
10.90%
6.10%
6.70%
4.20%
7.80%
3.10%
12.40%
3.60%
7.10%
1.30%
2.80%
Mainland China
USA
Japan
UK
Singapore
Australia & New Zealand
Hong Kong
Malaysia
Other Asia
Germany
Other Europe
Canada
Others

In 2005, the Group maintained its well-established relationships with 33 airlines worldwide through productive frequent flyer programme partnerships.

The television advertising campaign "Where will you find your Shangri-La" continued its regional run on CNN, Discovery, ESPN and BBC, as well as Mainland China and Hong Kong local television stations. This was complemented by in-flight TV on key global airline networks.

The global print advertising campaign "Heaven & Earth" was expanded to include additional advertising creative for the Shangri-La brand and ran in key business, lifestyle and travel publications in Asia, Europe and North America.

With the introduction of CHI Spa in late 2004, a supporting advertising campaign was developed in 2005 and ran in premium lifestyle titles in Hong Kong and Singapore as well as regional Asia and Spa titles.

The Traders advertising campaign shared the travel secrets of the smart traveler and highlighted the brand as the smart choice for travelers looking for practicality and efficiency in a convenient location.

In public relations, the traditionally sales-oriented "road shows" by general managers to Europe and the USA changed focus in 2005 to a public relations approach, designed to reach and influence (1) all levels of target media; (2) upper echelon clients and decision-makers; and (3) market opinion leaders.

The European and North American PR Tours represented the first time the hotel group reached out to all three core audiences through events marketing, in London, Hamburg, Paris, Los Angeles and New York.

12. FOOD AND BEVERAGE OPERATIONS

With a significant contribution to food and beverage profits from catering sales, this aspect was a top priority for the food and beverage operations, in terms of both product and service. Many of the hotels' ballrooms and function facilities were renovated. Ongoing training programmes reinforced the objectives of securing customer satisfaction and establishing market leadership in catering at all locations.

With approximately 80% of restaurant guests comprising external (non-hotel) guests, the Group has continued to develop restaurants that appeal to the local community and respect the local heritage. These new restaurants continue to re-invent themselves as the group moves forward. "Satoo" in SLJ and "Heat" in ESL are two examples of former "hotel coffee shops" which have been recreated to embrace local culture and food requirements, whilst also offering great diversity and choice for internal hotel guests. Along these lines was also developed the Yi Cafe at SLPU coincidental with the commissioning of the new Tower 2.

The highly acclaimed opening of 2005 took place in arguably the most focused food capital in Asia. "The Line" in the Shangri-La Hotel, Singapore transformed a successful "coffee shop" into one of the most talked-about restaurants globally, for 2005.

Likewise, the Jade on the 36th Restaurant and Bar at the new Tower 2 in SLPU was developed with local cultural sensitivity, but its design expanded boundaries in its modern interpretation of a Chinese icon, the rice bowl.

Resorts have also seen new creative and interactive restaurants becoming the norm. These changes have created vibrant entertainment hubs.

The Traders brand was updated with the new restaurant design in the Traders Hotel, Singapore. This trend will be maintained at the Traders Hotel, Kuala Lumpur, scheduled for opening in mid-2006.

Food Safety

With increasing global concerns of the H5N1 virus and its potential for causing major health problems for human beings, the Group has initiated several processes and training programmes to improve staff awareness of the need to maintain a good overall health environment both at the workplace and at home. This supplements the already stringent and comprehensive Shangri-La Food Safety Management System which has been in place for over five years and covers processes from receiving to preparing, cooking and serving food items and safeguards against cross contamination of products.

Each hotel has a qualified hygienist in its employment responsible for monitoring the implementation of the Food Safety Management System at the hotel. Compliance is also independently audited by a qualified third party agency.

13. HUMAN RESOURCES

The number of employees in the Group continues to increase. As of 31 December 2005, the Company and its subsidiaries had approximately 18,400 employees. The headcount of all the Group's managed hotels totalled 29,000. Salaries and benefits, including provident fund, insurance and medical cover, housing and share option schemes are maintained at competitive levels and bonuses are awarded based on individual performance as well as the financial performance of business units.

The Company has two share option schemes. Details of these two schemes are provided in the section headed "Share Options" of the Report of the Directors. As of this date, options outstanding under the two schemes are as follows:

	Executive Option Scheme			New Option Scheme	
Grant Date	1 May 1998	15 January 2000	15 January 2001	29 May 2002	28 April 2005
Exercise price per option share	HK$8.26	HK$8.82	HK$8.18	HK$6.81	HK$11.60
Balance as at 1 January 2005	5,839,776	4,814,709	1,765,948	4,892,000	–
Granted in 2005	–	–	–	–	18,150,000
Lapsed in 2005	–	(104,555)	–	(75,000)	(330,000)
Exercised in 2005	(2,153,064)	(1,027,254)	(271,684)	(2,477,000)	–
Balance as at 31 December 2005	**3,686,712**	**3,682,900**	**1,494,264**	**2,340,000**	**17,820,000**
Lapsed subsequent to 31 December 2005	–	–	–	–	(210,000)
Exercised subsequent to 31 December 2005	–	–	–	(60,000)	–
Balance as at 4 April 2006	3,686,712	3,682,900	1,494,264	2,280,000	17,610,000

The Group charged US$3,468,000 in its 2005 income statement for the new options granted during the year.

The Board's remuneration committee reviews matters relating to the compensation and the incentives proposed for senior management and executive directors.

Employee satisfaction and morale remains high. This is indicated by the Group's low staff turnover rate relative to industry norms.




MARRAKECH RESTAURANT (MOSAIC)
SHANGRI-LA HOTEL, DUBAI

People Development

The Shangri-La Academy in Beijing which opened in December 2004, saw a total of 700 service and supervisory level employees graduating from its four core certificate programs and its diploma program. The Shangri-La Academy will continue to accelerate and intensify employee training in keeping with the Group's expansion, especially in Mainland China where the workforce is expected to double to 20,000 in four years' time. The establishment of this Academy is integral to the Group's efforts at standardising the delivery of its brand promise throughout its network of hotels worldwide.

The development of managerial staff with high potential continued under the Group's three core talent development programs – the 18-month Corporate Management Trainee Program (CMT), 12-month Corporate Executive Training Program (CET) and the 18-month Corporate Trainee Program (CT). Through these three programmes, existing employees are systematically supervised through on-the-job training and cross-hotel exposure. In 2005, a total of 48 trainees were enrolled into these programs.

The year 2005 also saw the launch of two key internal and external training programmes. The Group's own sales training program – Shangri-La's Training for Aggressive Revenues (STAR) – ensures Shangri-La's sales teams are fully equipped with the knowledge, skills and concepts to maximise revenue performance of their units. As well, e-learning courses for management staff were launched with eCornell, in which 57 online courses will be made available for employees over the next five years.

Proprietary Service Culture Training

The Group's service culture training, through its Shangri-La Care Programme, has continued to create a competitive advantage and enhance its reputation for award-winning, highly personalised service. The latest module, Shangri-La Care 4, was rolled out to all the Group's managed hotels in August 2005. The module's main theme is "Taking Ownership – The Shangri-La Way". All new employees undergo training in the four modules of the programme within six months of joining. The Shangri-La Care Programme is designed to develop a consistent style of service that will deliver the Shangri-La experience for the guest and build brand loyalty.

The Group views the development and retention of the best and brightest talent in our industry as a strategic imperative.

14. INFORMATION TECHNOLOGY

The Group is an industry leader in its astute use of information technology. It was the first hotel operator in the region to deploy a distributed reservation, trilingual point of sale and sophisticated yield management systems. These strategically co-developed applications enable the Group to deploy IT applications across the various geographies it operates in, regardless of infrastructural or other limitations in these places. The Group is continuing its plan to upgrade its information technology infrastructure with the aim of maximising revenue potential, improving productivity and further strengthening customer relations.

Online Booking

The Group's proprietary bilingual web booking engine now allows bookings for a wider range of negotiated rates, and also offers a best rate guarantee to the bookers. The Group's Revenue Management System now also covers the online bookings.

The Group is also in the process of completely revamping its website (www.shangri-la.com) to further strengthen its online brand image, and to make the online bookings process even easier. The new website is scheduled for launch in the first quarter of 2007.

Sales Force Automation

The roll-out of a new Group-wide Sales Force Automation System is in progress and scheduled for completion by the end of 2006. The System is being installed at the hotels as well as the Regional Sales Offices. A custom-developed Chinese enabled version is in progress. The Sales & Catering software fully interfaces with the hotel Property Management System for the exchange of Group bookings and customer profiles.

Other Management Systems

OPERA PMS, the new generation Property Management System, is being introduced to all new hotels. Migration of existing properties is targeted for completion in 2009. All key properties have been equipped with an electronic yield management system which exchanges last available rate / room data with the Central Reservation System including on-line reservations on the internet. This enables the Group to offer the best rate guarantee for the internet bookings. New software solutions in the areas of Materials Management and Human Resources, and upgraded systems for Restaurant Table Management are also being rolled out.

Data Warehouse

The Group has embarked on a Data Warehouse project, leveraging on the various central systems already installed. The first development is a Management Dashboard, a steering instrument for senior management to help analyse the on-book situation and business development opportunities. The tool was developed internally in 2005 and it will be deployed to the hotels in 2006.

IT Staff Training

The Group emphasises training for all IT staff, covering technical as well as managerial aspects. Specific training sessions and workshops have been organised on a regional basis. The Group has also made available a wide range of comprehensive training courses including the management program, eCornell, provided and conducted by Cornell University.

Broadband Internet Access

High speed internet access is a standard across the Group. This includes wired access in the guest rooms and wireless access in public areas. Wireless broadband access in the rooms is being rolled out as warranted in specific locations. These systems are also being enhanced to improve internet access performance and security.

Information Security

Information Security, especially customer data protection, remains a top priority. The Group has engaged security experts to conduct industry standard penetration tests on its internal systems to ensure they are sufficiently protected. The Systems tested include email, web-booking engine, Central Reservation System, the Shangri-La website and the Intranet. A new Anti-Virus and Anti-Spyware software is being deployed Groupwide which will provide centralized management ability to ensure complete Anti-Virus protection for the whole Group.

Business Continuity Plan

A Groupwide business continuity plan has been implemented for the hotels. This includes revamped operating procedures, formation of crisis management teams, greater emphasis on vital service redundancy, additional data protection measures and an enhanced understanding of the measures needed to quickly recover the operations from disaster situations.



CORPORATE GOVERNANCE REPORT


SALATHIP
HOTEL, BANGKOK

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure that it aligns with generally acceptable practices and standards.

During the year, the Company has met the code provisions (those which became effective for the accounting period commencing 1 January 2005) as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company has not appointed a chief executive officer since Mr Giovanni Angelini is already, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. It therefore considers it unnecessary to appoint a chief executive officer of the Company. As for the management of the Board of Directors of the Company, this is a function already performed by Mr Kuok Khoon Loong, Edward as the Chairman of the Board of Directors of the Company. The Board of Directors of the Company considers that this structure will not impair the balance of power and authority between the Board and the Management.

The Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr Angelini, being an Executive Director of the Company, reports to the Board of Directors of the Company on the Group's affairs. The Board of Directors of the Company believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

THE BOARD OF DIRECTORS

The Board of Directors is accountable to the shareholders for leading the Group in a responsible and effective manner. The Company's Board of Directors comprises 5 Executive Directors, 5 Non-Executive Directors (including one Alternate Director) and 3 Independent Non-Executive Directors (with at least one of the Independent Non-Executive Directors having appropriate professional qualifications or accounting or related financial management expertise), whose biographical details and relationship between members of the Board are set out on pages 30 to 33. The Board has a majority of Non-Executive Directors, thereby improving management control and ensuring that the Board takes into account the interests of all shareholders.

As mentioned above, the Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. At the board meetings, the Directors actively participate and hold informed discussions. The Board held four meetings in 2005 and meetings attended by each of the Directors during the year 2005 were as follows:

Name of Director	Meetings attended/ eligible to attend
Executive Directors	
Mr Kuok Khoon Loong, Edward (Chairman)	3/4
Mr Ye Longfei	3/4
Mr Giovanni Angelini	4/4
Mr Lui Man Shing	2/4
Mr Ng Si Fong, Alan	4/4
Non-Executive Directors	
Madam Kuok Oon Kwong	4/4
Mr Ho Kian Guan	4/4
Mr Lee Yong Sun	3/4
Mr Roberto V. Ongpin	4/4
Mr Alexander Reid Hamilton*	4/4
Mr Tow Heng Tan*	3/4
Mr Timothy David Dattels*	2/4

* *Independent Non-Executive Directors*

To facilitate the decision-making process, the Directors have unrestricted access to the management to make enquiries and obtain further information, when required. In addition, all Directors have unrestricted access to the advice and services of the Company Secretary to ensure that the Board procedures and all applicable rules and regulations are followed. The Board of Directors has adopted the procedures for the Directors to obtain independent professional advice at the Company's expense.

Board minutes kept by the Company Secretary are sent to the Directors for records and are open for inspection by the Directors.

The Company has arranged appropriate insurance cover for the Directors.

The Board has appointed Board committees to oversee particular aspects of the Company's affairs. Each Board committee is appointed with written terms of reference. However, certain matters are reserved to the full Board for decision including matters relating to the following:

- constitution and share capital
- corporate objectives and strategy
- corporate policies relating to securities transactions by Directors and senior management
- interim and annual results
- interim and annual reports
- budgets
- significant investments
- major financings, borrowings and guarantees
- corporate governance and internal controls
- risk management
- major acquisitions and disposals
- material contracts
- board members, auditors and employees
- any other significant matters that will affect the operations of the Group as a whole

The day-to-day running of the Company is delegated to the management, with divisional heads responsible for different aspects of the business.

DIRECTORS' APPOINTMENT, RE-ELECTION AND REMOVAL

The Company has not established a nomination committee. The Board as a whole is responsible for approving the appointment of its members and nominating them for election and re-election by the shareholders of the Company.

The Board of Directors has adopted the procedures for appointment of new Directors to ensure that the Board consists of members with the range of skills and qualities to meet its principal responsibilities in a way which ensures that the interests of shareholders are protected and promoted and the requirements of the HK Listing Rules are complied with. The procedures and criteria to select candidates are as follows:

1. The Company Secretary shall forthwith inform the Board as soon as the number of Directors (executive or non-executive) falls below the minimum required by the HK Listing Rules or the Company's Bye-Laws or if there are unfilled positions in any Board committees required to be constituted by the HK Listing Rules.

2. The Board identifies the need for a new Director based on whether or not the Company has an appropriate number of Directors to allow for effective decision-making.

3. The Board identifies potential candidates who may fill the role. Potential candidates should:

    a. complement the existing Board composition to ensure that there is an appropriate mix of Directors with different abilities and experiences;

    b. have the required skills, knowledge and expertise to add value to the Board; and

    c. be able to commit the necessary time to their position.

4. Suitable candidate(s) are appointed in accordance with the Company's Bye-Laws and the HK Listing Rules. All Directors should be appointed subject to re-election and to the HK Listing Rules, the Company's Bye-Laws and laws concerning removal of a Director.

All Non-Executive Directors are appointed for a term commencing from the date of their last re-election as Directors at the Annual General Meeting ("AGM") of the Company until the earlier of (a) the third year after their last re-election or (b) the third AGM after their last re-election. The Non-Executive Directors are subject to the retirement provision in accordance with the Company's Bye-Laws. Under the Company's Bye-Laws, every Director is subject to retirement no later than the third AGM after he was last elected or re-elected. Besides, one-third of the Directors shall retire from office at each AGM. The retiring Directors shall be eligible for re-election.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board has received from each of the Independent Non-Executive Directors confirmation of his independence according to the guidelines set out in Rule 3.13 of the HK Listing Rules. The Board is of the view that all Independent Non-Executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and for their participation in the Board committees.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration. The Committee comprises three members including the Chairman and two Independent Non-Executive Directors. The current Committee members are Messrs Kuok Khoon Loong, Edward (who acts as chairman of the Committee), Alexander Reid Hamilton and Tow Heng Tan. The Remuneration Committee met one time in 2005 and meeting attended by each of the members during the year 2005 was as follows:

Name of Member	Meeting attended/ eligible to attend
Mr Kuok Khoon Loong, Edward	1/1
Mr Alexander Reid Hamilton	1/1
Mr Tow Heng Tan	1/1

The Remuneration Committee assessed the performance of the Executive Directors in the context of the financial performance of the Group and its development strategy in the medium term. In approving the terms of remuneration of the Executive Directors, including the grant of share options, the Committee considered the financial results of the Group, its growth plans, the competitive environment in the hotel industry for obtaining competent management talent and the need to adequately reward outstanding performances.

The terms of reference of the Remuneration Committee are available in the Group's corporate website (www.shangri-la.com).

DIRECTORS' REMUNERATION

The remuneration for the Executive Directors comprises salary, annual bonus, pensions, housing and annual leave fare for expatriate Executive Directors. Salaries are reviewed annually. Salary increases are made where the Remuneration Committee believes that adjustments are appropriate to reflect performance, contribution, increased responsibilities and/or by reference to market/sector trends. In addition to salary, Executive Directors and employees of the Company and its subsidiaries are eligible to receive a discretionary bonus taking into consideration factors such as market conditions as well as corporate and individual performances. In order to attract, retain and motivate executives and key employees serving any member of the Group or other persons contributing to the Group, the Company has instituted share option schemes. Such incentive schemes enable the eligible persons to obtain an ownership interest in the Company and thus will motivate them to optimize their contributions to the Group.

The Directors' emoluments paid or payable to the Directors during the year are set out on an individual and named basis, in note 28 to the financial statements of this Annual Report and details of the share option schemes are set out in the Report of the Directors.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The current Committee members are Messrs Alexander Reid Hamilton (who acts as chairman of the Committee), Ho Kian Guan and Tow Heng Tan. The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The main duties of the Audit Committee include, inter alia, the following:

(i) reviewing the half-year and annual financial statements before they are submitted to the Board for approval;

(ii) making recommendations to the Board on, the appointment, reappointment and removal of the external auditor, and approving the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor;

(iii) reviewing and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards;

(iv) reviewing and monitoring the integrity of the interim and annual financial statements, reports and accounts of the Company, and reviewing significant financial reporting judgements contained in them, before submission to the Board;

(v) reviewing the Company's financial controls, internal control and risk management systems;

(vi) reviewing the Group's financial and accounting policies and practices;

(vii) reviewing the internal audit programme, ensuring co-ordination between the internal and external auditors, and reviewing and monitoring the effectiveness of the internal audit function.

The Audit Committee met four times in 2005 and meetings attended by each of the members during the year 2005 were as follows:

Name of Member	Meetings attended/ eligible to attend
Mr Alexander Reid Hamilton	4/4
Mr Ho Kian Guan	4/4
Mr Tow Heng Tan	3/4

Special meetings may be convened at the discretion of the chairman of the Committee to review significant control or financial issues.

The Audit Committee focussed on the review of the Group's financial controls and in particular the conduct of the internal audit at various operational units in the Group. They recommended the appointment and remuneration payable to the Company's external auditor and satisfied themselves on the external auditor's independence and objectivity. They also reviewed the half yearly and annual financial statements before these were submitted to the Board for approval and in the context of the new accounting and financial reporting standards introduced by the Hong Kong Institute of Certified Public Accountants effective 1 January 2005, they reviewed the effects of these new standards on the Group's financial statements.

The Audit Committee reviewed the financial statements of the Group for the year ended 31 December 2005 prior to recommending them to the Board for approval.

The terms of reference of the Audit Committee are available at the Group's corporate website.

FINANCIAL REPORTING

The Directors acknowledge their responsibility for the preparation of the financial statements of the Group. In preparing the financial statements, the generally accepted accounting standards in Hong Kong have been adopted, appropriate accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made.

The Board is not aware of any material uncertainties relating to events or conditions which may cast significant doubt over the Group's ability to continue as a going concern. Accordingly, the Board has continued to adopt the going concern basis in preparing the financial statements.

The statement of the auditors of the Company about their reporting responsibilities on the financial statements of the Group is set out in the Auditors' Report on page 101.

INTERNAL FINANCIAL CONTROLS

In performing its duties, the Board of Directors also acknowledges its responsibility for the Group's system of internal financial control. Internal financial systems have been designed to allow the Board to monitor the Group's overall financial position, to protect the Group's assets and to mitigate against material financial misstatement or loss.

INTERNAL AUDIT

The Board also monitors its internal financial control systems through management reviews and a programme of internal audits. The internal audit team reviews the major operational and financial systems of the Group on a continuing basis and aims to cover all major operations within every division on a rotational basis. The scope of its review and the audit programme is determined and approved by the Audit Committee at the beginning of each financial year in conjunction with the external auditors. The internal audit function reports directly to the Audit Committee and submits regular reports for its review in accordance with the approved programme.





HOTEL LOBBY
SHANGRI-LA HOTEL, FUZHOU

EXTERNAL AUDITORS

The Company's external auditors are PricewaterhouseCoopers, Hong Kong.

During the year, PricewaterhouseCoopers, Hong Kong and its other member firms provided the following audit and non-audit services to the Group:

Services	Fees charged US$'000
Audit services (including interim review)	463
Non-audit services	
(a) Tax services	59
(b) Other advisory services	4

Total fees for audit services provided by other external auditors to the subsidiaries of the Group were approximately US$272,000.

PricewaterhouseCoopers, Hong Kong will retire and offer themselves for re-appointment at the Annual General Meeting of the Company to be held in May 2006.

INVESTOR RELATIONS

The Board and senior management recognise their responsibility to look after the interests of the shareholders of the Company.

With a view to developing and maintaining continuing good relations with the Group's shareholders and investors, various communication channels have been established.

The Company reports on its financial and operating performance to shareholders through interim and annual reports. At the Annual General Meeting, shareholders can raise any questions relating to the performance and future direction of the Company with the Directors.

In addition, press conferences and analysts briefings are held at least twice a year subsequent to the interim and final results announcements at which the Executive Directors are available to answer queries on the Group. Shareholders and investors may visit our website for up-to-date financial and other information about the Group and its activities.

As at 31 December 2005, sufficient shares of the Company were on public float as required by the HK Listing Rules.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Directors' Securities Dealing Code").

The Directors who had securities transactions in the Company's shares during the year had informed the Chairman of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Directors' Securities Dealing Code. Interests in the Company's shares and share options held by the Directors as at 31 December 2005 are set out in the Report of Directors section of this Annual Report.

The Company has made specific enquiry of all the Directors who confirmed compliance with the required standard set out in the Directors' Securities Dealing Code throughout the year.

SECURITIES TRANSACTIONS BY RELEVANT EMPLOYEES

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Relevant Employees (the "Employees' Securities Dealing Code") setting out the guidelines for relevant employees (the "Relevant Employees") in respect of their dealings in the securities of the Company.

The Relevant Employees who had securities transactions in the Company's shares during the year had informed the Chairman or the Chief Financial Officer of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Employees' Securities Dealing Code.

The Company has made specific enquiry of all the Relevant Employees who confirmed compliance with the required standard set out in the Employees' Securities Dealing Code throughout the year.



CHAIRMAN'S STATEMENT



FACADE
PUTRAJAYA SHANGRI-LA, MALAYSIA

On behalf of the Board of Directors, I present the thirteenth Annual Report of Shangri-La Asia Limited.

GENERAL

The Group's hotels in the region continued to build on the growth momentum they experienced in 2004. Despite the devastating effects of the tsunami that hit the South East Asian region in December 2004, the hotel industry has shown remarkable resilience.

Commercial travel remained buoyant given the overall robustness of both the regional as well as the global economies. Yields of the Group's hotels registered a 16% year-on-year increase. The Group's profits for the year are the highest achieved in its history.

The Group's investment properties have also generally performed well in terms of yield improvement and profitability.

RESULTS

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2005 was US$151.0 million (earnings per share US6.14 cents) compared to US$113.5 million (earnings per share US4.85 cents) for the year 2004, based on restated results.

The Hong Kong Institute of Certified Public Accountants has issued new/revised Hong Kong Financial Reporting Standards (the "new HKFRS") to converge with the International Financial Reporting Standards. The financial statements have been drawn up in conformity with the applicable new HKFRS and the results for 2004 have been restated as prescribed by these new standards.

As detailed in the Management Discussion and Analysis Section, net operating profit before non-operating items increased from US$79.0 million in 2004 to US$108.4 million in 2005 supported by strong operating performance by the Group's hotels and investment properties. In addition, there was a net credit from non-operating items in 2005 of US$42.6 million compared to US$34.5 million in 2004.

DIVIDENDS

The Directors recommend a final dividend of HK10 cents per share. With the interim dividend of HK10 cents per share paid in October 2005, the total dividend for 2005 is HK20 cents per share.

DEVELOPMENT PROGRAMMES

Development work on the Group's hotel projects both within and outside Mainland China is progressing satisfactorily. There are 10 hotel projects currently underway in Mainland China (including a 190 rooms extension to the Shangri-La Hotel, Qingdao). These are expected to open for business progressively between late 2006 through mid 2008. In addition, the Group has commenced development work at its resorts in Chiangmai (Thailand), Boracay (Philippines) and the Maldives. These will open for business between mid 2007 through early 2008.

In July 2005, the Group successfully commissioned the 375 rooms extension to the Pudong Shangri-La, Shanghai.

The Group has made its foray into Europe by entering into an operating lease agreement in February 2005 for a 195 deluxe rooms Shangri-La hotel at the London Bridge Tower, an iconic 310 metre tall tower. The hotel is scheduled to open in 2010.

More recently, in January 2006, the Group acquired the entire interest in the historic palace of Prince Roland Bonaparte which it plans to convert into a 140 deluxe rooms Shangri-La Hotel, Paris by late 2008.

MANAGEMENT CONTRACTS

The Group has embarked on a rapid pace of expansion by also entering into management contracts for third-party-owned hotels that do not require capital commitment. Four new hotels opened for business in 2005 and the total number of operating hotels under management contracts increased to 11 with 3,614 rooms, after excluding the Shangri-La Dingshan, Nanjing the management contract in respect of which was terminated in January 2006.

In addition, the Group has contracts on hand for development of 15 new hotels as at the date of the report. These represent an inventory of 6,009 rooms. The development projects are located in Macau (2 hotels), Doha (Qatar), Kuala Lumpur, Vancouver, Chicago, Las Vegas, Seychelles, Bangalore (India) (3 hotels), Suzhou, Dongguan, Sunny Bay – Sanya, and Urumqi (all in Mainland China).

The Group continues to review proposals it receives for management opportunities and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

CORPORATE DEBT & FINANCIAL CONDITIONS

Taking advantage of the liquidity in the banking system and with a view to address its capital commitment requirements, the Group executed 8 unsecured bilateral Hong Kong dollars/US dollars dual currency corporate loan agreements with individual banks in 2005 in a total amount of equivalent US$744.5 million. These loans have a maturity of 5 years with an all-inclusive cost of 37 basis points over HIBOR/LIBOR. These loans give the Group the flexibility for shifting the currency of its borrowings from time to time considering financial market conditions. These new loans have also served to push out loan maturities and reduced the loan interest margin. With these facilities in place, the Group prepaid HK$2,080 million borrowings under loan agreements which carried a higher interest rate. Following the exercise of the conversion right by some of the convertible bonds holders, the outstanding aggregate principal amount of the zero coupon guaranteed convertible bonds due March 2009 with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment) reduced to US$61 million as at 31 December 2005.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

PROSPECTS

The operating performance of the Group's hotels and investment properties during the year has been encouraging. The weighted average RevPAR of the Group's hotels increased by 16% year on year on the back of improving average room rates. The pricing momentum witnessed in 2005 has been maintained in the first quarter of 2006. This expected to favourably impact operating profit margins.

Mainland China's economic fundamentals continue to be sound and the progressive relaxation of travel restrictions, coupled with rising urban incomes, is helping to create a boom in domestic and outbound travel. The Group's plans for expansion are therefore timed to capitalise fully on Mainland China's economic advancement. With a view to further diversifying its portfolio, improving the global awareness of the Group's brand name and improving returns to shareholders, the Group is also expanding into new markets in South Asia, the Middle East and more recently into gateway cities of Europe and North America. Barring any major adverse developments in the global or regional economic situation, the Group remain optimistic about its financial performance in 2006.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to thank the management team and all our staff members for their commitment and effort which has helped the Group achieve commendable financial results for the year.

KUOK Khoon Loong, Edward
Chairman

Hong Kong, 4 April 2006



TE BEDROOM
TEL, BEIJING



REPORT OF THE DIRECTORS



PITCH AND PUTT GOLF
SHANGRI-LA'S MACTAN ISLAND RESORT & SPA, CEBU



The Directors submit their report together with the audited accounts for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associated companies are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the Group's performance for the year by geographical and business segments is set out in note 5 to the financial statements.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated income statement on page 104.

The Directors have declared an interim dividend of HK10 cents per share for the year.

The details of dividends paid and proposed during the year are set out in note 33 to the financial statements.

RESERVES

The movements in reserves during the year are set out in notes 17 and 18 to the financial statements.

DONATIONS

Charitable donations and other donations made by the Group during the year amounted to US$758,000.

FIXED ASSETS

The details of movements in fixed assets during the year are set out in notes 6, 7 and 8 to the financial statements.

PRINCIPAL PROPERTIES

The details of the principal hotel properties and investment properties are set out in notes 39 and 40 to the financial statements respectively.

SHARE CAPITAL
The details of share capital are set out in note 17 to the financial statements.

SUBSIDIARIES AND ASSOCIATES
The details of the Company's principal subsidiaries and associates are set out in note 38 to the financial statements.

PARTICULARS OF BANK LOANS, OVERDRAFTS AND CONVERTIBLE BONDS
The particulars of bank loans, overdrafts and convertible bonds as at 31 December 2005 are set out in notes 19 and 20 to the financial statements respectively.

RESULTS, ASSETS AND LIABILITIES
The results, assets and liabilities of the Group for the last five financial years are set out on page 180.

DIRECTORS
The Directors who held office during the year and up to the date of this report were:

Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr YE Longfei *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
+ Mr Alexander Reid HAMILTON
+ Mr TOW Heng Tan
+ Mr Timothy David DATTELS
# Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

Non-Executive Directors
+ *Independent Non-Executive Directors*

Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing, Mr Ng Si Fong, Alan and Madam Kuok Oon Kwong retire by rotation in accordance with Bye-Law 99 of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2005, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares held: Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 31 December 2005
(i) The Company	Mr Kuok Khoon Loong, Edward	Ordinary	3,456	–	297,410 *(Note 2)*	–	300,866	0.01%
	Mr Giovanni Angelini	Ordinary	100,000	–	–	–	100,000	0.00%
	Madam Kuok Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	108,673 *(Note 5)*	–	452,063	0.02%
	Mr Ho Kian Guan	Ordinary	317,475	–	104,205,928 *(Note 4)*	–	104,523,403	4.14%
	Mr Ho Kian Hock (Alternate to Mr Ho Kian Guan)	Ordinary	–	–	104,205,928 *(Note 4)*	–	104,205,928	4.12%
(ii) Associated Corporation								
Shangri-La Hotels (Malaysia) Berhad	Madam Kuok Oon Kwong	Ordinary	–	–	10,000 *(Note 5)*	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr Lui Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. *These shares represent the interest of a controlled corporation.*

3. These shares were held by the spouse of the relevant Director.

4. 67,600,329 shares were held through companies which were controlled as to 33.33% *by each of Mr Ho Kian Guan and Mr Ho Kian Hock.*

   4,165,848 shares were held through a company which was controlled as to 21.88% by each of Mr Ho Kian Guan and Mr Ho Kian Hock.

   3,895,710 shares were held through companies which were controlled as to 13.30% and 7.08% by Mr Ho Kian Guan and Mr Ho Kian Hock respectively.

   28,544,041 shares were held through companies which were controlled as to 6.55% and 6.74% by Mr Ho Kian Guan and Mr Ho Kian Hock respectively.

5. These shares were held through a company which was owned as to 50% by Madam Kuok Oon Kwong.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 31 December 2005, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the section headed "Share Options" of this report.

Save as mentioned above, as at 31 December 2005, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam Kuok Oon Kwong is a Non-Executive Director of Allgreen Properties Limited ("Allgreen"), a company listed on the Singapore Exchange Securities Trading Limited.

Allgreen Group of companies ("Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly-owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- the serviced apartment business is an ancillary part of SHL's hotel business;
- the Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;
- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and
- Madam Kuok Oon Kwong is only a Non-Executive Director of Allgreen.

(ii) Messrs Ho Kian Guan and Ho Kian Hock are substantial shareholders and Directors of the company which holds River View Hotel, Singapore. Messrs Ho Kian Guan and Ho Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr Ho Kian Guan is a Director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition program; and/or
- the Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board of Directors of the Company is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

SHARE OPTIONS

Executive Share Option Scheme

The executive share option scheme of the Company was approved by the shareholders of the Company (the "Shareholders") on 16 December 1997 (the "Executive Option Scheme").

The Executive Option Scheme is designed to give Executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximising shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

A summary of the Executive Option Scheme has been disclosed in the Company's 2001 Annual Report.

In September 2001, HKSE amended the requirements for share option schemes under the HK Listing Rules. These new requirements make some of the provisions of the Executive Option Scheme no longer applicable.

At the Special General Meeting of the Company held on 24 May 2002 (the "Adoption Date"), the Shareholders approved the adoption of a new share option scheme (the "New Option Scheme") (details of which are set out below) and the termination of the operation of the Executive Option Scheme (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

New Option Scheme

The purpose of the New Option Scheme is to motivate Eligible Persons[Note 1] to optimise their future contribution to the Company, its Subsidiaries[Note 2] and Associates[Note 2], and Invested Entities[Note 2] (collectively referred to as the "Enlarged Group") and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Enlarged Group, and additionally in the case of Executives[Note 2], to enable the Enlarged Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the New Option Scheme (and under any other share option scheme) shall not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit"). Shares which may be issued upon the exercise of all options granted under the Executive Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date. The Company may from time to time as the Board may think fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Option Scheme (and any other share option scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders in the general meeting where such limit is refreshed. Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Option Scheme (and under any other share option scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

As at the date of this report, a total of 184,065,991 Shares (representing approximately 7.28% of the existing issued share capital thereof) are available for issue under the New Option Scheme.

The maximum number of Shares issued and to be issued upon exercise of the options granted to any one Eligible Person (including exercised and outstanding options) in any 12-month period shall not exceed one percent of the Shares in issue from time to time.

The period under which an option must be exercised shall be such period as the Board of Directors may in its absolute discretion determine at the time of grant, save that such period shall not be more than 10 years commencing on the date of grant of an option. The minimum period for which an option must be held before it can be exercised is determined by the Board of Directors upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares must be paid upon exercise of an option.

The exercise price for any particular option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of the Shares as stated in HKSE's daily quotation sheets on the date of the Board resolution approving the grant of options (the "Offer Date"), which must be a day on which HKSE is open for the business of dealing in securities (the "Business Day"); and (c) the average of the closing prices of the Shares as stated in HKSE's daily quotation sheets for the five Business Days immediately preceding the Offer Date.

The New Option Scheme will expire on 23 May 2012.

Notes:

1. "Eligible Person" means any of the following persons:

   (a) an Executive;

   (b) a Director or proposed Director (including an Independent Non-Executive Director) of any member of the Enlarged Group;

   (c) a direct or indirect shareholder of any member of the Enlarged Group;

   (d) a supplier of goods or services to any member of the Enlarged Group;

   (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Enlarged Group;

   (f) a person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Enlarged Group;

   (g) a landlord or tenant (including a sub-tenant) of any member of the Enlarged Group;

   (h) any person approved by the shareholders of the Company; and

   (i) an Associate of any of the foregoing persons.

2. The terms "Associates", "Executives", "Invested Entities" and "Subsidiaries" are defined under the circular to Shareholders dated 17 April 2002.

Details of the outstanding option shares as at 31 December 2005 which have been granted under the Executive Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 3)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr Ye Longfei	1 May 1998	I	96,760	–	–	–	(96,760)	–	–	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	96,760	–	–	–	(96,760)	–	–	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	96,760	–	–	–	(96,760)	–	–	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	193,822	–	–	–	(193,822)	–	–	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	193,822	–	–	–	(193,822)	–	–	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	339,606	–	–	–	–	–	339,606	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	339,606	–	–	–	–	–	339,606	8.18	15 January 2003 – 14 January 2011
Mr Giovanni Angelini	15 January 2000	I	266,505	–	–	–	–	–	266,505	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	266,505	–	–	–	–	–	266,505	8.82	15 January 2002 – 14 January 2010
2. Continuous Contract Employees	1 May 1998	I	387,040	–	48,380	–	(174,168)	–	261,252	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	387,040	–	48,380	–	(174,168)	–	261,252	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	387,040	–	48,380	–	(174,168)	–	261,252	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	789,825	–	72,683	–	(271,351)	–	591,157	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	896,710	–	72,683	–	(271,348)	–	698,045	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	295,945	–	–	–	(101,883)	–	194,062	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	295,938	–	–	–	(101,880)	–	194,058	8.18	15 January 2003 – 14 January 2011
3. Other Participants	1 May 1998	I	1,369,460	–	–	(48,380)	(537,322)	–	783,758	8.26	1 May 1999 – 30 April 2008
	1 May 1998	II	1,509,460	–	–	(48,380)	(677,040)	–	784,040	8.26	1 May 2000 – 30 April 2008
	1 May 1998	III	1,509,456	–	–	(48,380)	(125,918)	–	1,335,158	8.26	1 May 2001 – 30 April 2008
	15 January 2000	I	1,051,485	–	–	(72,683)	(48,456)	–	930,346	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	1,051,480	–	–	(72,683)	(48,455)	–	930,342	8.82	15 January 2002 – 14 January 2010
	15 January 2000	II	104,555	–	–	–	–	(104,555)	–	8.82	15 January 2002 – 31 December 2004
	15 January 2001	I	247,428	–	–	–	(33,961)	–	213,467	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	247,425	–	–	–	(33,960)	–	213,465	8.18	15 January 2003 – 14 January 2011
Total:			**12,420,433**	**–**	**290,506**	**(290,506)**	**(3,452,002)**	**(104,555)**	**8,863,876**		

Details of the outstanding option shares as at 31 December 2005 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2005	No. of option shares granted during the year (Notes 1, 2)	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 3)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr Kuok Khoon	28 April 2005	I	–	250,000	–	–	–	–	250,000	11.60	28 April 2006 – 27 April 2015
Loong, Edward	28 April 2005	II	–	250,000	–	–	–	–	250,000	11.60	28 April 2007 – 27 April 2015
Mr Ye Longfei	29 May 2002	II	150,000	–	–	–	–	–	150,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	–	250,000	–	–	–	–	250,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	250,000	–	–	–	–	250,000	11.60	28 April 2007 – 27 April 2015
Mr Giovanni Angelini	28 April 2005	I	–	500,000	–	–	–	–	500,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	500,000	–	–	–	–	500,000	11.60	28 April 2007 – 27 April 2015
Mr Lui Man Shing	29 May 2002	I	150,000	–	–	–	–	–	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	150,000	–	–	–	–	–	150,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	–	150,000	–	–	–	–	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	150,000	–	–	–	–	150,000	11.60	28 April 2007 – 27 April 2015
Mr Ng Si Fong, Alan	29 May 2002	I	60,000	–	–	–	–	–	60,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	60,000	–	–	–	–	–	60,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	–	150,000	–	–	–	–	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	150,000	–	–	–	–	150,000	11.60	28 April 2007 – 27 April 2015
Madam Kuok Oon Kwong	28 April 2005	I	–	150,000	–	–	–	–	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	150,000	–	–	–	–	150,000	11.60	28 April 2007 – 27 April 2015
Mr Ho Kian Guan	28 April 2005	I	–	75,000	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	75,000	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
Mr Lee Yong Sun	29 May 2002	I	75,000	–	–	–	–	–	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	–	75,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	–	75,000	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	75,000	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015

	Date of grant	Tranche	No. of option shares held as at 1 January 2005	No. of option shares granted during the year (Notes 1, 2)	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 3)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Exercisable Period
Mr Roberto V. Ongpin	28 April 2005	I	–	75,000	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	75,000	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
Mr Alexander Reid Hamilton	29 May 2002	I	75,000	–	–	–	(75,000)	–	–	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	(75,000)	–	–	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	–	75,000	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	75,000	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
Mr Tow Heng Tan	28 April 2005	I	–	75,000	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	75,000	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
Mr Timothy David Dattels	28 April 2005	I	–	75,000	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	75,000	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
2. **Continuous Contract Employees**	29 May 2002	I	1,178,500	–	–	–	(559,000)	–	619,500	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	1,178,500	–	–	–	(638,000)	–	540,500	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	–	6,590,000	–	–	–	(150,000)	6,440,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	6,590,000	–	–	–	(150,000)	6,440,000	11.60	28 April 2007 – 27 April 2015
3. **Other Participants**	29 May 2002	I	795,000	–	–	–	(550,000)	–	245,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	795,000	–	–	–	(580,000)	–	215,000	6.81	29 May 2004 – 28 May 2012
	29 May 2002	II	75,000	–	–	–	–	(75,000)	–	6.81	29 May 2004 – 22 May 2005
	28 April 2005	I	–	585,000	–	–	–	(15,000)	570,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	–	585,000	–	–	–	(15,000)	570,000	11.60	28 April 2007 – 27 April 2015
Total:			**4,892,000**	**18,150,000**	**-**	**-**	**(2,477,000)**	**(405,000)**	**20,160,000**		

Notes:

1. The closing price per share of the shares trading on The Stock Exchange of Hong Kong Limited on 27 April 2005 (*i.e.* the business day immediately before the grant on 28 April 2005) was HK$11.75.

2. Please refer to note 2.23 and note 17 of the consolidated financial statements included in this report for the accounting policy adopted for the share options and the fair value of the options.

3. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$11.68.

4. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the year and subsequent to 31 December 2005.

5. Options on 210,000 shares were lapsed under the New Option Scheme subsequent to 31 December 2005 and no options were lapsed under the Executive Option Scheme subsequent to 31 December 2005.

6. Options on 60,000 shares were exercised under the New Option Scheme and no options were exercised under the Executive Option Scheme subsequent to 31 December 2005.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 31 December 2005, details of options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the previous section headed "Share Options" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the financial year ended 31 December 2005 and in the normal course of business, the Company and its subsidiaries had various commercial transactions with certain connected persons. These transactions are considered to be connected transactions under the HK Listing Rules. Details of these transactions are as follows:

1. On 13 April 2004, the Company entered into with Kerry Properties Limited ("KPL"), a subsidiary of Kerry Group Limited ("KGL") which is a substantial shareholder of the Company, a Master Agreement relating to the joint acquisition, ownership and development of certain sites in Jingan District, Shanghai in which the Group will have a 48.5% interest and up to a maximum of 49% interest. Such transaction constituted a discloseable and connected transaction of the Company and was approved by the independent shareholders of the Company at the Special General Meeting held on 29 June 2004. Pursuant to the Master Agreement, Kerry Shanghai (Jingan Nanli) Ltd ("KSJN"), a wholly owned subsidiary of the Group, disposed 50.5% equity interest out of its 99% holding in Shanghai Ji Xiang Properties Co., Ltd. ("SJXP") to a wholly owned subsidiary of KPL in December 2005. The total cash consideration for this disposal and assignment of the proportionate share of amounts due by SJXP to KSJN was US$39,488,308.

   Pursuant to the Master Agreement, KSJN has also acquired 49% equity interest in each of Shanghai Jin Ci Hou Properties Company Limited ("SJC") and Shanghai Ming Cheng Real Estate Development Co., Ltd. ("SMC") during the year for a total consideration of RMB9,800,000 (equivalent to US$1,211,000) and US$2,450,000, respectively. Subsequent to the acquisitions, the Group contributed additional proportionate equity to SJC and SMC for the amount of US$36,766,660 and US$1,960,000, respectively. The Group also entered into two shareholder loan agreements in December 2005 with these two newly acquired associates pursuant to the terms of the Master Agreement. Details of these two shareholder loan agreements are provided under Notes iii and viii.

   As certain governmental approvals required to implement the relevant contracts are still pending, the Company and KPL agreed to further extend the deadline for the execution of all contracts and agreements contemplated under the underlying contracts to 30 June 2006 or such later date as the parties may agree.

2. On 20 July 2005, Seanoble Assets Limited ("Seanoble"), a wholly owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Greatmagic Investments Limited ("Greatmagic") in relation to the sale by Seanoble of its 5% attributable interest in a hotel development project situated in Ningbo, the People's Republic of China and known as Shangri-La Hotel, Ningbo ("Ningbo Hotel") to Greatmagic (the "Sale"). The Sale was effected through the sale of Seanoble's 5% equity interest in Shangri-La International Hotels (Ningbo) Ltd. ("Shangri-La Ningbo") and the assignment of 5% of the shareholder's loan due to Seanoble from Shangri-La Ningbo at a consideration of HK$5 and US$1,520,000 respectively. Shangri-La Ningbo holds 100% interest in Shangri-La Hotel (Ningbo) Co., Ltd. which is the owner and developer of the Ningbo Hotel. After completion of the Sale, Ningbo Hotel is beneficially owned as to 95% by Seanoble and 5% by Greatmagic.

   Greatmagic is owned as to 60% by Mr Chana Asdathorn (the spouse of a director of a subsidiary of the Company and hence, a connected person of the Company) and 40% by other family members of Mr Chana Asdathorn. Thus, Greatmagic is a connected person of the Company by virtue of its being an associate of Mr Chana Asdathorn.

   Mr Chana Asdathorn and his family members have been strategic investors of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company, which holds interest in an operating hotel in Bangkok and a resort under development in Chiangmai, Thailand. The aforesaid Sale to Mr Chana Asdathorn will strengthen the co-operation between the parties and will allow the Group to exploit more efficiently any development or expansion opportunities that may arise in Thailand.

3. A subsidiary of the Company entered into (1) a joint venture contract on 9 October 2005 with a subsidiary of KPL, a subsidiary of Allgreen Properties Limited ("Allgreen"), (collectively referred to as the "Parties") and an independent third party; and (2) a funding agreement on 30 November 2005 with the Parties relating to the establishment of a joint venture company to undertake a property development project in Pudong, Shanghai, the People's Republic of China (the "Project"). KPL, the Group, Allgreen and the independent third party would have 40.8%, 23.2%, 16% and 20% interest in the Project respectively. KPL is a subsidiary of Kerry Holdings Limited which is a substantial shareholder of the Company. Allgreen's subsidiary is a substantial shareholder of a subsidiary of the Company and therefore, Allgreen is a connected person of the Company at the subsidiaries' level. Accordingly, the transactions constituted connected transactions of the Company and approval was given by the independent shareholders of the Company at the Special General Meeting held on 17 February 2006.

4. Unsecured shareholders' loans and guarantees

   The Group provided financial assistance to certain companies in prior years. The balances of these financial assistance as at the respective year end date of 2005 and 2004 are listed below:

(A) Unsecured shareholders' loans[i]

	Loan balance 2005 US$'000	Loan balance 2004 US$'000
a. Non-wholly owned subsidiaries		
– Traders Yangon Company Limited		
: interest bearing portion[ii]	35,472	35,854
: non-interest bearing portion	34,021	34,021
– Shangri-La Yangon Company Limited		
: interest bearing portion[ii]	1,992	1,992
: non-interest bearing portion	23,732	23,732
– Traders Square Company Limited		
: non-interest bearing	4,406	4,406
b. Associates		
– Cuscaden Properties Pte Ltd ("CPPL")		
: interest bearing at 1.25%	32,012	32,581
– SMC		
: interest bearing at 6-month HIBOR + 2% per annum[iii]	4,110	–
c. Investee company		
– P.T. Saripuri Permai Hotel	1,030	1,230

(B) Guarantees executed in favour of banks for securing bank loans/ facilities granted [iv]

	Amount of guarantees given 2005 US$'000	2004 US$'000
a. Associates		
– CPPL[v]	10,886	1,965
– Beijing Jia Ao Real Estate Development Co., Ltd. [vi]	5,558	4,940
– Beijing Kerry Centre Hotel Co., Ltd. [vi]	2,874	4,726
– Shanghai Xin Ci Hou Properties Co., Ltd. ("SXCHP") [vii]	12,008	13,803

Notes:

i. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance (except those set out in Note *ii* below) remain unchanged as at year end of 2005.

ii. Under a supplementary agreement, the loan interest rate has been changed from 5% per annum to 2.5% per annum commencing 1 April 2002.

iii. The loan was granted pursuant to a shareholder loan agreement dated 1 December 2005 between, inter alia, SMC, 49% owned by the Group, and KSJN. The maximum amount of loan to be granted by KSJN under such facility is HK$34,153,000. The loan is unsecured, bearing interest at 6-month HIBOR plus 2% per annum and wholly repayable on 31 December 2015.

iv. The amount of guarantees disclosed is stated with reference to the utilised bank loans/facilities balance.

v. This guarantee was for securing certain banking facilities granted in 2001. Please refer to 2001 annual report for details. Terms of such financial assistance remain unchanged as at year end of 2005.

vi. Please refer to 2004 annual report for details of the guarantees provided. Terms of such financial assistance remain unchanged as at year end of 2005.

vii. On 17 March 2004, the Company executed a guarantee in favour of the China Construction Bank, Shanghai Jingan Sub-Branch ("CCB") guaranteeing the repayment of 24.75% of the monies (up to HK$123,750,000) owed by SXCHP to CCB under the loan facility of HK$500,000,000 made available by CCB to SXCHP and the related interests and expenses. The loan facility was granted to SXCHP for financing the repayment of shareholders' loans advanced to SXCHP.

viii. KSJN entered into a shareholder loan agreement with, inter alia, SJC, 49% owned by the Group, on 8 December 2005. The maximum amount of loan to be granted by KSJN under such facility is HK$245,000,000. The loan is unsecured, bearing interest at 6-month HIBOR plus 2% per annum and wholly repayable on 31 December 2015. KSJN has not granted any loan pursuant to this agreement as at 31 December 2005.

CONTINUING CONNECTED TRANSACTIONS

During the financial year ended 31 December 2005, there were continuing connected transactions of the Group in effect as set out below:

1. On 28 January 1995, the Company entered into a discloseable and connected transaction to acquire various hotel interests from certain parties, including connected persons. Included in these hotel interests are (i) Shangri-La's Edsa Plaza Hotel, Manila (now known as Edsa Shangri-La, Manila) ("Edsa Shangri-La Hotel"), and (ii) Shangri-La's Mactan Island Resort & Spa, Cebu ("Mactan Island Resort"). Edsa Shangri-La Hotel is built on land leased from Shangri-La Properties Inc. (now known as Edsa Properties Holdings Inc. ("EPHI")) (an associate of KPL) under a 25 years lease commencing in 1992, with an option to renew the lease for a further term of 25 years. Upon expiration of the further term, EPHI agrees to grant to Edsa Shangri-La Hotel & Resort, Inc. a new lease term of 25 years subject to the prevailing Philippine laws. Mactan Island Resort is built on land leased from Brown Swallow Development Corporation ("BSDC") and Green Mangrove Realty Inc. ("GMRI") (both of which are associates of KGL and of the spouse of a past director of a wholly owned subsidiary of the Company) under a 25 years lease commencing in 1990, with an option to renew the lease for an additional 25 years. Further information regarding these leases are set out in the Company's circular dated 13 February 1995.

EPHI, BSDC and GMRI are connected persons of the Company by virtue of their being associates of KGL, a substantial shareholder of the Company, and/or of a family member of a past director of the Company's subsidiary. Accordingly, these leases constitute continuing connected transactions of the Company under the HK Listing Rules.

For the year ended 31 December 2005, an aggregate amount of US$1,052,000 (2004: US$1,001,000) was paid to EPHI and an aggregate amount of US$1,090,000 (2004: US$882,000) was paid to BSDC and GMRI.

2. Shangri-La International Hotel Management Limited ("SLIM") and its fellow subsidiaries provided hotel management, marketing, communication and reservation services ("Hotel Management Services") to five hotels/club which are owned by certain connected persons of the Company (as set out in the table below) pursuant to the hotel management, marketing and related agreements entered into between various SLIM entities and the relevant connected persons of the Company. SLIM is an indirect wholly owned subsidiary of the Company.

   Cuscaden Properties Pte Ltd ("CPPL") is the owner of Traders Hotel, Singapore. CPPL is owned as to 55.4% by Allgreen and as to 40.75% by the Group. As CPPL is a substantial shareholder of a subsidiary of the Company, both CPPL and Allgreen (being the holding company of CPPL) are regarded as connected persons of the Company at the subsidiaries' level under the HK Listing Rules.

   Traders Yangon Company Limited ("TYCL") is the owner of Traders Hotel, Yangon. TYCL is owned as to 11.76% by Kuok (Singapore) Limited ("KSL"), as to 11.76% by Jenko Properties Limited ("JPL") and as to 59.16% by the Group. KSL is a substantial shareholder of certain subsidiaries of the Company and is regarded as a connected person of the Company at the subsidiaries' level. JPL is an indirect wholly owned subsidiary of KGL, a substantial shareholder of the Company, and is regarded as a connected person of the Company at the issuer's level. By virtue of the interest of JPL in TYCL (a 59.16% owned subsidiary of the Company), TYCL is also regarded as a connected person of the Company.

   P.T. Saripuri Permai Hotel ("PTSPH") is the owner of Shangri-La Hotel, Surabaya. PTSPH is indirectly owned as to 30% by KGL and is an associate of the Company's substantial shareholder. Hence, PTSPH is regarded as a connected person of the Company under the HK Listing Rules.

   Beijing Kerry Centre Hotel Co., Ltd. ("BKC") is the owner of The Kerry Centre Hotel, Beijing. BKC is a connected person of the Company by virtue of its being a subsidiary of KPL which, in turn, is a subsidiary of KGL, a substantial shareholder of the Company.

   Aberdeen Marina Holdings Limited ("AMHL") is the owner of Aberdeen Marina Club, Hong Kong. It is an indirect 79.17% owned subsidiary of KGL and is regarded as a connected person of the Company by virtue of its being a subsidiary of the substantial shareholder of the Company.

   Accordingly, the provision of the Hotel Management Services constitutes continuing connected transactions of the Company under the HK Listing Rules.

Details of these hotels/club are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by SLIM and its fellow subsidiaries for the year ended 31 December 2005 (US$)	2004 (US$)
Traders Hotel, Singapore	Principal agreement signed on 1 March 1994. Various related agreements signed on various dates in 1994.	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	CPPL	939,000	852,000
Traders Hotel, Yangon	24 June 1995	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	TYCL	206,000	214,000
Shangri-La Hotel, Surabaya	27 October 1994	Management Agreement, Marketing and Reservations Agreement and Licence Agreement	PTSPH	468,000	471,000
The Kerry Centre Hotel, Beijing	30 June 1998	Management and Marketing Services Agreement	BKC	1,684,000	1,384,000
Aberdeen Marina Club, Hong Kong	20 February 1993	Operators Agreement	AMHL	190,000	193,000

3. Central Laundry Pte Ltd ("CLPL"), a 75% owned subsidiary of the Company in Singapore, operates a commercial laundry. The other 25% of CLPL is owned by CPPL which is, in turn, 55.4% owned by Allgreen and 40.75% owned by the Group.

As CPPL is a substantial shareholder of CLPL, both CPPL and Allgreen are regarded as connected persons of the Company at the subsidiaries' level. Accordingly, the provision of commercial laundry services by CLPL to those properties owned by CPPL and Allgreen pursuant to Master Agreements signed between CLPL and the relevant entities owning or operating those properties constitutes continuing connected transactions of the Company under the HK Listing Rules.

On 15 April 2005, the Company entered into a separate Supplemental Agreement with CLPL and each of the relevant counterparties of the Master Agreements to bring the Master Agreements in line with the requirements of the HK Listing Rules relating to continuing connected transactions.

Details of the transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by CLPL for the year ended 31 December 2005 (US$)	2004 (US$)
Great World Serviced Apartments#	(a) 15 October 1997 and (b) 16 October 1997, in each case, as supplemented by the Supplemental Agreement dated 15 April 2005	Master Agreement for laundry services	(a) Great World Serviced Apartments and (b) Worldwide Apartment Services Pte Ltd	250,000	225,000
Traders Hotel, Singapore##	1 April 1995, as supplemented by the Supplemental Agreement dated 15 April 2005	Master Agreement for laundry services	Traders Hotel, Singapore	660,000	652,000

Owned by a member of the Allgreen group
Owned by CPPL

Taking into account (i) the historical amounts received by CLPL in respect of each of these properties, (ii) the likely and potentially achievable occupancy and utilisation projections in respect of these properties, (iii) adjustments for inflation and buffer for unexpected price hikes, and (iv) the possibility of Asian currencies appreciating against the US Dollar if the Chinese Renmenbi were to be revalued, the Company has set the following annual caps for each of the years ending respectively 31 December 2005, 2006 and 2007:

Property	**1/1/2005 to 31/12/2005** (US$)	**1/1/2006 to 31/12/2006** (US$)	**1/1/2007 to 31/12/2007** (US$)
Great World Serviced Apartments	300,000	400,000	510,000
Traders Hotel, Singapore	900,000	1,200,000	1,600,000

4. On 27 June 2005, Addu Investments Private Limited ("AIPL"), which is 70% owned by the Company and 30% owned by the Government of the Republic of Maldives (the "Maldivian Government"), entered into a lease agreement (the "Lease") with the Maldivian Government for the lease of the whole of an island located in Villingili, Addu Atoll, Republic of Maldives (the "Island") for 25 years. The Lease was entered into to enable AIPL to construct, develop, own and operate a luxury tourist resort on the Island (the "Resort"). The Maldivian Government is a connected person of the Company by virtue of its being a substantial shareholder of AIPL. Hence, the execution of the Lease constitutes a non-exempt continuing connected transaction of the Company under the HK Listing Rules.

During the first ten years of the term of the Lease, starting from the date of commencement of the operation of the Resort or 18 months from the date of approval by all the relevant Maldivian Government departments of all detailed drawings, designs and work plan with respect to the Resort, whichever is the earlier, annual rent shall be paid as agreed between the parties with reference to the number of beds available in the Resort. The annual rent payable on a per bed basis has been agreed between the parties. In accordance with the method of calculation as set out in the Lease and with reference to the anticipated number of beds to be built in the Resort, the amount of annual rent payable during the first ten years of the Lease is expected to be less than US$4,050,000. The annual rent for the second ten years and the annual rent for the last five years of the Lease shall be determined by the Maldivian Government, in consultation with AIPL, six months prior to the commencement of the respective periods. In determining the annual rent for the subsequent periods, the Maldivian Government shall take into account the factors as mentioned in the Lease. The annual rent shall be paid upon commencement of operation of the Resort by quarterly installments in advance before the commencement of the quarter for which such payment is due. Accordingly, no lease rental was paid for the year ended 31 December 2005.

The continuing connected transactions mentioned in (1) to (4) above have been reviewed by the Independent Non-Executive Directors of the Company. The Independent Non-Executive Directors of the Company have confirmed that the transactions have been entered into:

a. in the ordinary and usual course of business of the Company;

b. either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties;

c. in accordance with the relevant agreements governing such transactions; and

d. on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Based on the work performed, the auditors have confirmed that:

A. In relation to the transactions set out in (1) to (4) above, the transactions:

   a. have received the approval of the Company's Board of Directors;

   b. involving the provision of goods and services by the Group, are in accordance with the pricing policies of the Group; and

   c. have been entered into in accordance with the relevant agreements governing the transactions.

B. In relation to the transactions set out in (3) and (4) above, the transactions have not exceeded the relevant annual caps.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2005, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Long positions in shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 31 December 2005
Substantial Shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,087,719,468	43.04%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Interest of controlled corporations	1,087,719,468	43.04%
Caninco Investments Limited ("Caninco") *(Notes 2 and 3)*	Beneficial owner	479,424,818	18.97%
	Interest of a controlled corporation	96,330,633	3.81%
Persons other than Substantial Shareholders			
Darmex Holdings Limited ("Darmex") *(Notes 2 and 3)*	Beneficial owner	239,302,975	9.47%
Temasek Holdings (Private) Limited ("Temasek")	Interest of a controlled corporation	166,284,498	6.58%
Cress Limited ("Cress") *(Note 4)*	Beneficial owner	166,284,498	6.58%
The Capital Group Companies, Inc.	Investment manager	203,919,181	8.07%

Notes:

1. Out of KHL's interest in 1,087,719,468 shares, 1,062,254,890 shares were held through its wholly-owned subsidiaries, 13,659,523 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 11,805,055 shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. Cress is a wholly-owned subsidiary of Temasek and its interest in the shares of the Company is included in the interest held by Temasek.

Save as mentioned above, as at 31 December 2005, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year and up to the date of this report, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

SERVICE CONTRACTS

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming annual general meeting.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the HK Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997. The Committee currently comprises three members including the Chairman and two Independent Non-Executive Directors. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Kuok Khoon Loong, Edward, Mr Alexander Reid Hamilton and Mr Tow Heng Tan.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid Hamilton, Mr Ho Kian Guan and Mr Tow Heng Tan. The Committee reviewed the Group's 2005 audited financial statements before they were tabled for the Board's review and approval.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board of Directors

KUOK Khoon Loong, Edward
Director

YE Longfei
Director

Hong Kong, 4 April 2006

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

Auditors' Report to the Shareholders of Shangri-La Asia Limited

(incorporated in Bermuda with limited liability)

We have audited the financial statements set out on pages 102 to 179 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors of the Company are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 4 April 2006

	Note	As at 31 December 2005 US$'000	As at 31 December 2004 US$'000 Restated
ASSETS			
Non-current assets			
Property, plant and equipment	6	2,155,403	1,986,414
Investment properties	7	353,159	407,291
Leasehold land and land use rights	8	375,143	379,516
Intangible assets	9	86,692	(109,047)
Interest in associates	11	790,466	626,434
Deferred income tax assets	23	5,179	5,995
Available-for-sale financial assets	12	1,422	1,570
Other receivables	13	3,522	4,818
		3,770,986	3,302,991
Current assets			
Inventories		20,711	18,926
Accounts receivables, prepayments and deposits	14	131,162	75,510
Due from associates	11	26,364	84,901
Due from minority shareholders		–	13,873
Financial assets held for trading	15	37,770	37,066
Cash and cash equivalents	16	276,074	186,874
		492,081	417,150
Total assets		4,263,067	3,720,141

	Note	As at 31 December 2005 US$'000	As at 31 December 2004 US$'000 Restated
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	17	1,181,117	1,029,599
Other reserves	18	940,569	948,550
Retained earnings			
– Proposed final dividend	33	32,639	30,861
– Others		226,712	(31,285)
		2,381,037	1,977,725
Minority interests	22	249,177	187,719
Total equity		2,630,214	2,165,444
LIABILITIES			
Non-current liabilities			
Bank loans	19	931,209	768,509
Convertible bonds	20	59,166	184,173
Derivative financial instruments	21	1,299	–
Due to minority shareholders	22	20,539	92,485
Deferred income tax liabilities	23	202,225	189,536
		1,214,438	1,234,703
Current liabilities			
Accounts payable and accruals	24	231,796	195,431
Due to minority shareholders	22	18,557	11,918
Current income tax liabilities		15,186	8,700
Bank loans and overdrafts	19	152,644	103,945
Derivative financial instruments	21	232	–
		418,415	319,994
Total liabilities		1,632,853	1,554,697
Total equity and liabilities		4,263,067	3,720,141
Net current assets		73,666	97,156
Total assets less current liabilities		3,844,652	3,400,147

KUOK Khoon Loong, Edward
Director

YE Longfei
Director

	Note	As at 31 December 2005 US$'000	As at 31 December 2004 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	50	75
Investments in subsidiaries	10	2,252,768	2,281,009
Amounts due from subsidiaries	10	70,875	3,120
		2,323,693	2,284,204
Current assets			
Amounts due from subsidiaries	10	328,810	201,204
Dividend receivable, prepayments and deposits		148,612	186,763
Cash and cash equivalents	16	16,108	24,022
		493,530	411,989
Total assets		2,817,223	2,696,193

KUOK Khoon Loong, Edward
Director

YE Longfei
Director

	Note	As at 31 December 2005 US$'000	As at 31 December 2004 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	17	1,181,117	1,029,599
Other reserves	18	1,538,365	1,534,897
Retained earnings			
– Proposed final dividend	33	32,639	30,861
– Others		9,121	60,704
Total equity		2,761,242	2,656,061
LIABILITIES			
Non-current liabilities			
Derivative financial instruments	21	1,299	–
		1,299	–
Current liabilities			
Derivative financial instruments	21	232	–
Accounts payable and accruals		6,273	4,247
Amounts due to subsidiaries	10	48,177	35,885
		54,682	40,132
Total liabilities		55,981	40,132
Total equity and liabilities		2,817,223	2,696,193
Net current assets		438,848	371,857
Total assets less current liabilities		2,762,541	2,656,061

	Note	Year ended 31 December 2005 US$'000	2004 US$'000 Restated
Sales	5	842,003	725,523
Cost of goods sold	25	(345,616)	(308,510)
Gross profit		496,387	417,013
Other gains-net	26	44,743	26,026
Marketing costs	25	(34,575)	(31,523)
Administrative expenses	25	(79,759)	(58,933)
Other operating expenses	25	(238,427)	(209,862)
Operating profit		188,369	142,721
Finance costs	29	(32,851)	(48,322)
Share of profit of associates		64,317	41,029
Profit before income tax		219,835	135,428
Income tax expense	30	(52,304)	(12,905)
Profit for the year		167,531	122,523
Attributable to:			
Equity holders of the Company		150,990	113,518
Minority interests		16,541	9,005
		167,531	122,523
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
– basic	32	6.14	4.85
– diluted	32	6.13	4.84
Dividends	33	65,251	58,159

	Note	Attributable to equity holders of the Company				
		Share capital US$'000	Other reserves US$'000	Retained earnings/ (accumulated losses) US$'000	Minority interests US$'000	Total US$'000
Balance at 1 January 2004, as previously reported as equity		815,240	1,516,097	292,664	–	2,624,001
Balance at 1 January 2004, as previously separately reported as minority interests		–	–	–	305,515	305,515
Currency translation differences arising from adjustment of depreciation for hotel properties and amortisation of leasehold land	2(a)(i)	–	38,601	–	397	38,998
Depreciation for hotel properties and amortisation of leasehold land, net of deferred income tax liabilities	2(a)(i)	–	–	(486,086)	(37,636)	(523,722)
Revaluation surplus of investment properties to be recognised in income statement, net of deferred income tax liabilities	2(a)(i)	–	(131,064)	131,064	–	–
Reversal of revaluation reserves for hotel properties, net of deferred income tax liabilities	2(a)(i)	–	(519,382)	–	(79,123)	(598,505)
Balance at 1 January 2004, as restated		815,240	904,252	(62,358)	189,153	1,846,287
Currency translation differences		–	24,195	–	1,262	25,457
Net expenses recognised directly in equity		–	24,195	–	1,262	25,457
Profit for the year		–	–	113,518	9,005	122,523
Total recognised income for the year ended 31 December 2004		–	24,195	113,518	10,267	147,980
Issue of convertible bonds – equity component	2(a)(iii)	–	20,075	–	–	20,075
Issue of shares upon share placement	17	174,110	–	–	–	174,110
Allotment of shares upon exercise of share options	17	22,195	–	–	–	22,195
Allotment of shares upon issue of scrip dividend	17	18,054	–	–	–	18,054
Payment of 2003 final dividend		–	–	(24,258)	–	(24,258)
Payment of 2004 interim dividend		–	–	(27,298)	–	(27,298)
Dividend paid to and equity acquired from minority interests		–	–	–	(8,119)	(8,119)
Disposal of partial interest in a subsidiary		–	–	–	4,133	4,133
Reclassification from minority interests to loans from minority shareholders		–	–	–	(7,715)	(7,715)
Transfer from retained earnings to other reserve		–	28	(28)	–	–
		214,359	20,103	(51,584)	(11,701)	171,177
Balance at 31 December 2004, as restated		1,029,599	948,550	(424)	187,719	2,165,444
The Group's retained earnings/(accumulated losses) comprised:						
Company and subsidiaries				(271,002)		
Associates				270,578		
				(424)		

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005

	Note	Attributable to equity holders of the Company				
		Share capital US$'000	Other reserves US$'000	Retained earnings/ (accumulated losses) US$'000	Minority interests US$'000	Total US$'000
Balance at 1 January 2005, as previously reported as equity		1,029,599	1,696,818	382,566	–	3,108,983
Balance at 1 January 2005, as previously separately reported as minority interests		–	–	–	324,000	324,000
Currency translation differences arising from adjustment of depreciation for hotel properties and amortisation of leasehold land	2(a)(i)	–	36,698	–	102	36,800
Depreciation for hotel properties and amortisation of leasehold land, net of deferred income tax liabilities	2(a)(i)	–	–	(520,192)	(40,360)	(560,552)
Revaluation surplus of investment properties to be recognised in income statement, net of deferred income tax liabilities	2(a)(i)	–	(139,693)	139,693	–	–
Reversal of revaluation reserves for hotel properties, net of deferred income tax liabilities	2(a)(i)	–	(665,348)	–	(96,023)	(761,371)
Issue of convertible bonds – equity component	2(a)(iii)	–	20,075	–	–	20,075
Increase in finance costs of convertible bonds	2(a)(iii)	–	–	(2,491)	–	(2,491)
Opening adjustment for adoption of HKAS 38	2(a)(iv)	–	–	184,471	–	184,471
Opening adjustment for adoption of HKAS 39	2(a)(v)	–	–	(12,196)	–	(12,196)
Balance at 1 January 2005, as restated		1,029,599	948,550	171,851	187,719	2,337,719
Currency translation differences		–	2,504	–	(2,297)	207
Net expenses recognised directly in equity		–	2,504	–	(2,297)	207
Profit for the year		–	–	150,990	16,541	167,531
Total recognised income for the year ended 31 December 2005		–	2,504	150,990	14,244	167,738
Issue of shares upon conversion of convertible bonds – equity component	17	145,627	(13,953)	–	–	131,674
Allotment of shares upon exercise of share options	17	5,891	–	–	–	5,891
Granting of option shares – value of employee service	2(a)(ii)	–	3,468	–	–	3,468
Payment of 2004 final dividend		–	–	(30,878)	–	(30,878)
Payment of 2005 interim dividend		–	–	(32,612)	–	(32,612)
Dividend paid to and equity acquired from minority interests		–	–	–	(11,437)	(11,437)
Equity injected from minority interests		–	–	–	282	282
Net change in equity loans from minority interests		–	–	–	58,369	58,369
		151,518	(10,485)	(63,490)	47,214	124,757
Balance at 31 December 2005		1,181,117	940,569	259,351	249,177	2,630,214
The Group's retained earnings/(accumulated losses) comprised:						
Company and subsidiaries				(18,883)		
Associates				278,234		
				259,351		

Included in the retained profits of subsidiaries and associates are statutory funds of approximately US$259,000 and US$18,756,000 respectively (2004: US$243,000 and US$18,545,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

Consolidated Cash Flow Statement

	Note	Year ended 31 December 2005 US$'000	2004 US$'000
Cash flows from operating activities			
Cash generated from operations	34	288,221	248,814
Interest paid		(44,153)	(44,097)
Hong Kong profits tax paid		(8,830)	(696)
Overseas tax paid		(22,545)	(15,076)
Net cash generated from operating activities		212,693	188,945
Cash flows from investing activities			
Purchase of property, plant and equipment		(177,838)	(60,187)
Expenditure on properties under development		(94,656)	(96,009)
Purchase of leasehold land and land use rights		(3,585)	(69,102)
Purchase of investment properties		(114)	(838)
Proceeds from sale of property, plant and equipment; leasehold land and land use rights; investment properties		10,133	7,436
Proceeds from disposal of financial assets held for trading		6,790	33,053
Purchase of trademark		(10,000)	–
Proceeds from disposal of partial interest in a subsidiary		–	2,097
Acquisition of additional interest in a subsidiary		(480)	–
Proceeds from disposal of interest in an associate		14,341	–
Acquisition of associates	11	(42,388)	–
Net decrease in loans to associates		1,426	10,104
Increase in *available-for-sale financial* assets		–	(4,678)
Repayment of loans from an investee company		200	240
Interest received		5,235	4,662
Dividends received from associates		24,550	6,814
Dividends received from financial assets held for trading		1,008	1,023
Net cash used *in investing* activities		(265,378)	(165,385)

	Note	Year ended 31 December 2005 US$'000	2004 US$'000
Cash flows from financing activities			
Dividends paid		(63,490)	(33,502)
Dividends paid to minority shareholders		(9,916)	(3,882)
Proceeds from issuance of convertible bonds		–	200,000
Expenses on issuance of convertible bonds		–	(3,590)
Proceeds from issuance of ordinary shares		5,891	196,305
Net increase in loan from minority shareholders		2,046	397
Capital injection from minority shareholders		282	–
Proceed from assignment of shareholder loan on disposal of interest in a subsidiary		1,520	–
Repayment of bank loans		(315,136)	(448,708)
Bank loans raised		511,746	106,317
Net cash generated from financing activities		132,943	13,337
Net increase in cash and bank overdrafts		80,258	36,897
Cash and bank overdrafts at *beginning* of the year		186,727	149,830
Cash and bank overdrafts at end of the year	16	266,985	186,727

1 GENERAL INFORMATION

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") owns and operates hotels and associated properties; and provides hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Stock Exchange.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standard ("HKFRS") and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, financial assets (excluding available-for-sale financial assets) and financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

(a) Effect of adopting new HKFRS

In 2005, the Group adopted the following new/revised HKFRS, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciated Assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 21, 23, 24, 27, 28, 31, 33 and HKAS-Ints 12 and 15 did not result in substantial changes to the Group's accounting policies. In summary:

– HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures.

– HKASs 2, 7, 8, 10, 23, 27, 28, 31, 33 and HKAS-Ints 12 and 15 had no material effect on the Group's policies

– HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group's principal subsidiaries have the same functional currency as the presentation currency for respective entity financial statements.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Effect of adopting new HKFRS (continued)

– HKAS 24 has affected the identification of related parties and some other related-party disclosures.

As specified by HKAS 40, hotel properties were no longer to be accounted for as investment properties but should adopt HKAS 16. The adoption of HKAS 16 has resulted in a change in accounting policy relating to hotel properties and retrospective application is required. Hotel properties were previously classified under investment properties and the changes in the valuation were dealt with in the investment properties revaluation reserves. In accordance with the provisions of HKAS 16, the underlying buildings and integral plant and machinery of a hotel property have been classified under property, plant and equipment and carried at cost less accumulated depreciation and impairment. The underlying freehold land of a hotel property has also been classified as property, plant and equipment and carried at cost less impairment while the underlying leasehold land of a hotel property is accounted for in accordance with the provisions of HKAS 17.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases and retrospective application is required. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. A lease of land and building is split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease of land is stated at cost and amortised over the period of the lease whereas the building is stated at cost less accumulated depreciation. In prior years, the leasehold land of a hotel property was included as part of the hotel property while other leasehold land was classified under property, plant and equipment at cost less impairment.

The adoption of HKAS 32 and HKAS 39 has resulted in a change in the accounting policy for recognition, measurement, derecognition and disclosure of financial instruments.

Under HKAS 32, convertible bonds issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value which is determined using a market interest rate for equivalent non-convertible bonds and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the convertible bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings). In prior years, convertible bonds were stated at face value plus the accrued redemption premium. The redemption premium was accrued using effective interest rate method. The issuance costs incurred for the arrangement of convertible bonds were capitalised and amortised on a straight-line basis over the period of the convertible bonds. Retrospective application is required for adoption of HKAS 32.

Under HKAS 39, equity investments held on a continuing basis for an identifiable long-term purpose are classified as available-for-sale financial assets and are continued to be stated at cost less impairment as the fair value cannot be reliably measured. If there is objective evidence that an individual investment has been impaired, such impairment would be recognised in the income statement. Listed equity securities held for trading purpose are classified as financial assets held for trading and are continued to be stated at closing price with all realised and unrealised gains or losses to be recognised in the income statement. Long term receivables are classified as other receivables and are recognised initially at cost and subsequently measured at amortised cost using the effective interest method, less provision for impairment with changes in carrying value to be recognised in the income statement. All non-hedging derivative financial instruments entered are stated at fair value with changes recognised in the income statement. In prior years, equity investments for long term purpose were disclosed as long term investments and stated at cost less impairment through profit or loss. Listed equity securities held for trading purpose were disclosed as other investments and were stated at market value with changes to such value accounted through profit or loss. Long term receivables were stated at cost less impairment which, if any, was accounted through profit or loss. Derivative financial instruments entered were recognised on a cash basis. Prospective application is required for adoption of HKAS 39 by way of adjustments to the opening balance of retained earnings as at 1 January 2005. Comparative amounts have not been restated.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Effect of adopting new HKFRS (continued)

The adoption of revised HKAS 40 has resulted in a change in the accounting policy for investment properties of which the changes in fair values are recorded in the income statement as part of other income and retrospective application is required. In prior years, the increases in fair value were credited to the investment properties revaluation reserves. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

The adoption of HKAS-Int 21 has resulted in a change in accounting policy relating to the measurement of deferred income tax liabilities arising from the revaluation of investment properties. Such deferred income tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use except for those under investment properties held on freehold land. In prior years, the carrying amount of all the investment properties were expected to be recovered through sale.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. With effect from 1 January 2005, the Group recognises the fair value of share options granted as an expense in the income statement over the vesting period with a corresponding increase being recognised in an option reserve. The related option reserve is transferred to share capital and share premium, together with the exercise price, when the option holder exercises its rights. In prior years, no amount was recognised when options were granted. If the option holders chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable. The Group has taken advantage of the transitional provisions in HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted on or before 7 November 2002 as all the outstanding options as at 31 December 2004 were granted before 7 November 2002. Accordingly, only the cost of new share options granted in 2005 will be expensed in the income statement (Note 2.23).

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for positive goodwill and negative goodwill and prospective application is required. Until 31 December 2004,

- positive goodwill was amortised on a straight line basis over its useful life of 15 years and was subject to impairment testing when there were indications of impairment; and

- negative goodwill was amortised over the weighted average useful life of 15 years of the non– monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred.

In accordance with the provisions of HKFRS 3 (Note 2.7):

- the Group ceased amortisation of positive goodwill from 1 January 2005;

- accumulated amortisation as at 31 December 2004 has been deducted from the cost of positive goodwill;

- from the year ending 31 December 2005 onwards, positive goodwill will be tested annually for impairment, as well as when there is indication of impairment.

- in accordance with the transitional provisions in HKFRS 3, all negative goodwill was derecognised at 1 January 2005 with a corresponding increase in retained earnings.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Effect of adopting new HKFRS (continued)

(i) The adoption of HKAS 16, revised HKAS 17, HKAS 40 and HKAS-Int 21 resulted in a decrease in opening retained earnings and other reserves at 1 January 2004 by US$355,022,000 and US$611,845,000, respectively.

	As at 31 December 2005 US$'000	As at 31 December 2004 US$'000
Increase in property, plant and equipment	1,337,670	1,399,304
Increase in leasehold land and land use rights	371,129	379,516
Decrease in investment properties	3,129,401	3,129,401
Decrease in interest in associates	141,591	136,990
Increase in deferred income tax assets	2,389	2,389
Decrease in deferred income tax liabilities	200,671	200,059
Decrease in investment properties revaluation reserve	599,555	579,732
Decrease in share of investment properties revaluation reserves in associates	241,572	225,309
Increase in exchange fluctuation reserve	36,698	36,698
Decrease in minority interests	141,467	136,281
Decrease in retained earnings	393,237	380,499

	For the year ended 31 December 2005 US$'000	For the year ended 31 December 2004 US$'000
Increase/(decrease) in other gains	26,410	(2,319)
Increase in other operating expenses	70,021	50,345
Increase in share of profit of associates (net of tax)	11,731	11,060
Decrease in deferred income tax	15,219	14,067
Decrease in profit attributable to minority interests	3,923	2,060
Decrease in basic earnings per share (in US cents)	0.518	1.088
Decrease in diluted earnings per share (in US cents)	0.517	1.086

(ii) The adoption of HKFRS 2 resulted in:

	As at 31 December 2005 US$'000
Increase in other reserves	3,468
Decrease in retained earnings	3,468

For the year ended 31 December 2005

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Effect of adopting new HKFRS (continued)

	For the year ended 31 December 2005 US$'000
Increase in other operating expenses	3,468
Decrease in basic earnings per share (in US cents)	0.141
Decrease in diluted earnings per share (in US cents)	0.141

There was no impact on opening retained earnings at 1 January 2004 and 1 January 2005 from the adoption of HKFRS 2.

(iii) The adoption of HKAS 32 resulted in a decrease in retained earnings and an increase in other reserves as at 1 January 2005 by US$2,491,000 and US$20,075,000, respectively:

	As at 31 December 2005 US$'000	As at 31 December 2004 US$'000
Increase in convertible bonds reserve	6,122	20,075
Decrease in retained earnings	2,929	2,491
Decrease in convertible bonds	4,885	20,199
Decrease in accounts receivables, prepayments and deposits	639	2,615
Increase in share capital	1,053	–

	For the year ended 31 December 2005 US$'000	For the year ended 31 December 2004 US$'000
Increase in finance costs	438	2,491
Decrease in basic earnings per share (in US cents)	0.018	0.106
Decrease in diluted earnings per share (in US cents)	–	–

(iv) The adoption of HKFRS 3 and HKAS 38 resulted in an increase in opening retained earnings at 1 January 2005 by US$184,471,000 and the details of the adjustments to the balance sheet at 31 December 2005 and profit and loss for the year ended 31 December 2005 are as follows:

	As at 31 December 2005 US$'000
Increase in intangible assets	179,059
Increase in retained earnings	179,059

	For the year ended 31 December 2005 US$'000
Increase in other operating expenses	5,412
Decrease in basic earnings per share (in US cents)	0.220
Decrease in diluted earnings per share (in US cents)	0.220

There was no impact on opening retained earnings at 1 January 2004 from the adoption of HKFRS 3.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Effect of adopting new HKFRS (continued)

(v) The adoption of HKAS 39 resulted in a decrease in opening retained earnings at 1 January 2005 by US$12,196,000 and the details of the adjustments to the balance sheet at 31 December 2005 and profit and loss for the year ended 31 December 2005 are as follows:

	As at 31 December 2005 US$'000
Decrease in other receivables	883
Decrease in accounts payable and accruals	3,512
Increase in derivative financial instruments (liabilities)	1,531
Increase in retained earnings	1,098

	For the year ended 31 December 2005 US$'000
Increase in other gains – net	3,657
Decrease in finance costs	9,637
Increase in basic earnings per share (in US cents)	0.540
Increase in diluted earnings per share (in US cents)	0.539

The Group believes that the following Standards or Interpretations which will become effective for accounting periods commencing on or after 1 January 2006 will not apply to the Group or will not result in substantial changes to the Group's accounting policies.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS-Int 3	Emission Rights
HKFRS-Int 4	Determining whether an Arrangement contains a Lease
HKFRS-Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

(b) The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 Consolidation

The consolidated financial statements included the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiary

Subsidiaries are entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Consolidation (continued)

(a) Subsidiary (continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 2.7).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.2 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash, and mainly exclude intangible assets and investments in securities. Segment liabilities comprise operating liabilities and exclude items such as taxation and all borrowings. Capital expenditure comprises additions to fixed assets.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's principal subsidiaries are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as financial assets held for trading held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the exchange fluctuation reserve in the equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4 Property, plant and equipment

Buildings comprise mainly hotel properties. All other property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Depreciation is calculated to write off the cost on a straight-line basis over the expected useful lives. The useful lives or principal annual rates used are:

Hotel buildings and other buildings	Lower of underlying land lease term or 50 years
Furniture, fixtures and equipment	10% to $33^1/_3$%
Motor vehicles	25%
Plant and machinery	5% to 10%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4 Property, plant and equipment (continued)

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

No depreciation is provided on freehold land for hotel properties and such land is stated at cost less accumulated impairment, if any.

2.5 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating lease or freehold and buildings.

Land held under operating leases are classified and accounted for as investment property without amortisation when the rest of the definition of investment property is met.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value reviewed annually by external professional valuers. Changes in fair values are recognised in the income statement.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

2.6 Leasehold land and land use rights

Prepaid leasehold land premiums or land use rights for hotel properties or for development of hotel properties are classified and accounted for as leasehold land and land use rights and are stated at cost and amortised over the period of the lease on a straight line basis to the income statement.

2.7 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences

Trademarks and licences are shown at historical cost. Trademarks and licences have a definite useful life and are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of 20 years.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, but are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.9 Investments

From 1 January 2004 to 31 December 2004:

The Group classified its investments in securities, other than subsidiaries and associates, as long-term investments and receivables and other investments.

(a) Long-term investments and receivables

Investments which were held for non-trading purpose were stated at cost less impairment, if any, at the balance sheet date.

(b) Other investments

Trading securities were carried at market closing price. At each balance sheet date, the net unrealised gains or losses arising from the changes in value of other investments were recognised in the income statement. Profits or losses on disposal of these investments, representing the difference between the net sales proceeds and the carrying amounts, were recognised in the income statement as they arose.

From 1 January 2005 onwards:

The Group classifies its investments in the following categories: financial assets held for trading, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this classification at every reporting date.

(a) Financial assets held for trading

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2.11).

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9 Investments (continued)

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date and are stated at cost less impairment as the fair value of these unlisted financial assets cannot be reliably measured

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at cost plus transaction costs for all financial assets. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets held for trading are subsequently carried at fair value based on current market closing prices with realised and unrealised gains and losses arising from changes in the fair value included in the income statement in the period in which they arise. Loans and receivables are carried at amortised cost using the effective interest method less impairment with changes in carrying value to be recognised in the income statement. Available-for-sale financial assets are stated at cost less impairment (which is charged to the income statement) as the fair value cannot be reliably measured.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of loans and receivables and available-for-sale financial assets, a significant or prolonged decline in the expected recoverable value of the asset below its cost is considered in determining whether the asset is impaired. If any such evidence exists, the carrying value is reduced to its estimated recoverable amount.

2.10 Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost, being cost of purchase, is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expense.

2.11 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within bank loans in current liabilities on the balance sheet.

2.13 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.15 Convertible bonds

Convertible bonds issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value which is determined using a market interest rate for equivalent non-convertible bonds and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the convertible bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings).

2.16 Pre-operating expenditure

Pre-operating expenditure is charged to income statement in the year in which it is incurred.

2.17 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18 Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18 Employee benefits (continued)

(ii) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, most of the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries for defined benefit plans.

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions, whenever applicable.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

For defined benefit plans, pension costs are assessed using the project unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans at least every 3 years. The pension obligation is measured as the present value of the estimated future cash outflows. Actuarial gains and losses arising from funded plans are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

The Group's contributions to defined benefits pension plans are charged to the income statement in the period to which the contributions relate.

2.19 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of an amount can be made. Provisions are not recognised for future operating losses.

2.20 Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sales:

(i) Hotel revenue from rooms rental, food and beverage sales and other ancillary services is recognised when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognised when the services are rendered.

(iii) Rental revenue from properties is recognised on a straight-line basis over the periods of the respective leases.

Other revenue:

(iv) Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

(v) Dividend income from other investments is recognised when the right to receive payment is established.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the leases.

2.22 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23 Share-based compensation

The Group operates two equity-settled, share-based compensation plans. For options granted after 7 November 2002, the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.24 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury under guidance of the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides principles for overall risk management and covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group has investments in different foreign operations, whose net assets are exposed to foreign currency translation risk.

The Group has an economic hedge in terms of currency risk to the extent that all the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

3 FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

(a) Market risk (continued)

(i) Foreign exchange risk (continued)

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the general expectations about the strengthening of the Renminbi and in compliance with directives issued by the foreign exchange regulatory authorities, some subsidiaries in Mainland China have contracted bank loan facilities partly in Renminbi and partly in Hong Kong dollars. The Group has secured new corporate bank loans in dual-currencies (Hong Kong dollars/US dollars) to provide flexibility depending on the relative weakness of either currency. Moving forward, the Group plans to selectively increase the funding assistance provided to its subsidiaries in Mainland China in order to reduce their Renminbi borrowings.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risk involved and the cost of obtaining such cover.

(ii) *Price risk*

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets held for trading and are stated at fair value through profit or loss. The Group is not exposed to commodity price risk.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sale of rooms to wholesalers are made to customers with an appropriate credit history. Sales to retail customers are made via credit cards to a significant extent. The Group has policies that limit the amount of global credit exposure to any customer.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash inflows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. Group policy is to maintain not less than 50% of its borrowings in fixed rate instruments. At the year end, 67% of borrowings were at fixed rates.

The Group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swaps. Such interest-rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term borrowings at floating rate. The Group closely monitors the movement of interest rate from time to time and enters into interest-rate swaps. Under the interest-rate swaps, the Group agrees with other parties to exchange, at monthly intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

3 FINANCIAL RISK MANAGEMENT (continued)

3.2 Accounting for interest rate swap contracts

The Group has sought to reduce its interest rate exposure by entering into interest rate swap contracts.

From 1 January 2004 to 31 December 2004:

Interest rate swap contracts, a kind of derivative financial instruments, are set up for the purpose of managing risk (since the Group's policy does not permit speculative transactions). The difference between contract rates to be received and paid is recorded in the income statement under financial income and expenses in accordance with the accrual method.

From 1 January 2005 onwards:

Interest rate swap contracts are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at their fair value.

The Group's interest rate swap contracts do not qualify for hedge accounting. Changes in the fair value of any contracts that do not qualify for hedge accounting are recognised immediately in the income statement.

3.3 Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.7. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due in accordance with local tax practise and professional advice. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Estimate of fair value of investment properties

The best evidence of fair value is current prices in an active market for similar lease and other contracts or valuation carried out by independent firms of valuers annually. The Group's investment properties are stated at professional valuations at year end.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

4.2 Critical judgements in applying the entity's accounting policies

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property. In making its judgement, the Group considers whether the property generates cash flows largely independently of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions can be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgement is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgement.

5 SALES AND SEGMENT INFORMATION

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognised during the year are as follows:

	2005 US$'000	2004 US$'000
Sales		
Hotel operation:		
Room rentals	430,897	364,219
Food and beverage sales	316,954	280,022
Rendering of ancillary services	59,062	50,855
Hotel management and related service fees	16,444	12,351
Property rentals	18,646	18,076
	842,003	725,523

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation – ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

5 SALES AND SEGMENT INFORMATION (continued)

Primary reporting format – geographical segments

Segment income statement

For year ended 31 December 2005 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	182.0	266.5	104.3	120.1	49.3	74.6	45.2	–	842.0
Inter-segment sales	5.5	12.1	6.1	3.0	2.7	2.2	1.1	(32.7)	–
Total	187.5	278.6	110.4	123.1	52.0	76.8	46.3	(32.7)	842.0
Result									
Segment results	9.0	50.6	18.5	32.3	19.0	13.1	15.8	–	158.3
Interest income									4.9
Dividend income									1.0
Net realised and unrealised gains on financial assets held for trading									7.5
Fair value gains on investment properties									26.4
Fair value gains on derivative financial instruments									3.5
Unallocated corporate expenses									(13.0)
Loss on disposal of associates									(2.9)
Gain on disposal of interest in subsidiaries									0.3
Gain on disposal of a hotel									2.4
Operating profit									188.4
Finance costs									(32.9)
Share of profit of associates	–	59.2	–	3.9	–	1.5	(0.3)	–	64.3
Profit before income tax									219.8
Depreciation of property, plant and equipment	(13.1)	(42.8)	(17.0)	(11.5)	(7.5)	(9.3)	(3.3)	–	(104.5)
Amortisation of leasehold land and land use rights	(1.9)	(5.3)	–	(0.6)	–	(0.3)	(0.3)	–	(8.4)
Capital expenditures for fixed assets	17.3	201.3	30.4	5.2	5.3	9.8	14.0	–	283.3

For the year ended 31 December 2005

5 SALES AND SEGMENT INFORMATION (continued)

Primary reporting format – geographical segments (continued)

Segment balance sheet

As at 31 December 2005 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	291.1	1,362.7	413.3	634.1	167.0	336.6	114.1	(16.3)	3,302.6
Interest in associates	–	669.7	–	62.7	–	23.3	34.8	–	790.5
Unallocated assets									83.3
Intangible assets									86.7
Total assets									4,263.1
Segment liabilities	(63.4)	(94.2)	(26.4)	(20.5)	(10.7)	(16.1)	(17.9)	16.3	(232.9)
Unallocated liabilities									(1,400.0)
Total liabilities									(1,632.9)

5 SALES AND SEGMENT INFORMATION (continued)

Primary reporting format – geographical segments (continued)

Segment income statement

For the year ended 31 December 2004 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	155.2	219.2	88.4	102.1	46.9	82.7	31.0	–	725.5
Inter-segment sales	5.3	10.4	4.8	2.5	2.1	2.4	0.8	(28.3)	–
Total	160.5	229.6	93.2	104.6	49.0	85.1	31.8	(28.3)	725.5
Result									
Segment results	5.7	49.7	13.5	25.3	17.1	5.6	5.4	–	122.3
Interest income									4.7
Dividend income									1.4
Net realised and unrealised gains on financial assets held for trading									20.9
Fair value losses on investment properties									(1.4)
Unallocated corporate expenses									(9.8)
Amortisation of negative goodwill									5.5
Loss on disposal of interest in a subsidiary									(0.9)
Operating profit									142.7
Finance costs									(48.3)
Share of profit of associates	–	35.0	–	3.8	–	2.9	(0.7)	–	41.0
Profit before income tax									135.4
Depreciation of property, plant and equipment	(10.9)	(33.6)	(15.1)	(12.1)	(7.1)	(9.2)	(2.9)	–	(90.9)
Amortisation of leasehold land and land use rights	(1.9)	(4.2)	–	(0.1)	–	(0.3)	(0.3)	–	(6.8)
Capital expenditures for fixed assets	20.1	169.3	14.2	5.7	6.0	4.3	11.0	–	230.6

For the year ended 31 December 2005

5 SALES AND SEGMENT INFORMATION (continued)

Primary reporting format – geographical segments (continued)

Segment balance sheet

As at 31 December 2004 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	280.0	1,228.9	393.3	628.0	165.2	334.5	101.1	(10.0)	3,121.0
Interest in associates	–	492.6	–	59.8	–	39.0	35.0	–	626.4
Unallocated assets									81.7
Intangible assets									(109.0)
Total assets									3,720.1
Segment liabilities	(55.5)	(66.9)	(20.2)	(22.9)	(9.9)	(18.6)	(18.5)	10.0	(202.5)
Unallocated liabilities									(1,352.2)
Total liabilities									(1,554.7)

5 SALES AND SEGMENT INFORMATION (continued)

Secondary reporting format – business segments

For the year ended/as at 31 December 2005 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	430.9			
– Food and beverage sales	317.0			
– Renderings of ancillary services	59.1			
	807.0	153.6	2,861.2	281.1
Hotel management	49.1	(1.7)	38.9	2.1
Property rentals	18.6	6.4	418.8	0.1
Elimination	(32.7)	–	(16.3)	–
	842.0	158.3	3,302.6	283.3
Interest in associates			790.5	–
Unallocated assets			83.3	–
Intangible assets			86.7	–
Total			4,263.1	283.3

For the year ended/as at 31 December 2004 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	364.2			
– Food and beverage sales	280.0			
– Renderings of ancillary services	50.9			
	695.1	112.0	2,686.3	227.6
Hotel management	40.6	3.4	28.1	2.3
Property rentals	18.1	6.9	416.6	0.7
Elimination	(28.3)	–	(10.0)	–
	725.5	122.3	3,121.0	230.6
Interest in associates			626.4	–
Unallocated assets			81.7	–
Intangible assets			(109.0)	–
Total			3,720.1	230.6

For the year ended 31 December 2005

6 PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
At 1 January 2004, as restated					
Cost	2,153,194	121,368	388,737	123,752	2,787,051
Accumulated depreciation	(513,921)	(74,936)	(276,352)	-	(865,209)
Net book amount	1,639,273	46,432	112,385	123,752	1,921,842
Year ended 31 December 2004, as restated					
Opening net book amount	1,639,273	46,432	112,385	123,752	1,921,842
Exchange differences	15,095	198	177	1,260	16,730
Transfer	71,532	3,887	16,421	(91,840)	-
Additions	19,355	6,215	33,313	101,782	160,665
Disposals	(10,936)	(790)	(3,517)	(6,606)	(21,849)
Depreciation	(53,613)	(10,854)	(26,507)	-	(90,974)
Closing net book amount	1,680,706	45,088	132,272	128,348	1,986,414
At 31 December 2004, as restated					
Cost	2,244,331	126,695	391,300	128,348	2,890,674
Accumulated depreciation	(563,625)	(81,607)	(259,028)	-	(904,260)
Net book amount	1,680,706	45,088	132,272	128,348	1,986,414

Group	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
Year ended 31 December 2005					
Opening net book amount	1,680,706	45,088	132,272	128,348	1,986,414
Exchange differences	892	(910)	740	2,149	2,871
Additions	101,525	22,286	48,702	107,107	279,620
Disposals	(4,763)	(738)	(2,753)	(603)	(8,857)
Transfer	55,918	4,511	16,698	(77,127)	-
Depreciation	(58,569)	(16,124)	(29,952)	-	(104,645)
Closing net book amount	1,775,709	54,113	165,707	159,874	2,155,403
At 31 December 2005					
Cost	2,395,964	140,349	439,513	159,874	3,135,700
Accumulated depreciation	(620,255)	(86,236)	(273,806)	-	(980,297)
Net book amount	1,775,709	54,113	165,707	159,874	2,155,403

(a) All depreciation expenses (net of amount capitalised) in 2005 and 2004 have been included as part of the other operating expenses.

(b) Banking borrowings are secured on certain vehicles with closing net book amount of US$93,000 (2004: US$112,000) (Note 19).

(c) Buildings comprise mainly hotel properties. Details of the hotel properties of the Company's subsidiaries are summarised in note 39(a).

(d) Properties under development included construction work in progress in respect of the renovation of certain hotel properties.

6 PROPERTY, PLANT AND EQUIPMENT (continued)

(e) Details of movements in property, plant and equipment of the Company are as follows:

	Furniture, fitting & equipment US$'000	Motor vehicles US$'000	Total US$'000
At 1 January 2004			
Cost	794	221	1,015
Accumulated depreciation	(748)	(157)	(905)
Net book amount	46	64	110
Year ended 31 December 2004			
Opening net book amount	46	64	110
Additions	14	–	14
Depreciation	(22)	(27)	(49)
Closing net book amount	38	37	75
At 31 December 2004			
Cost	808	221	1,029
Accumulated depreciation	(770)	(184)	(954)
Net book amount	38	37	75
Year ended 31 December 2005			
Opening net book amount	38	37	75
Additions	26	–	26
Depreciation	(24)	(27)	(51)
Closing net book amount	40	10	50
At 31 December 2005			
Cost	834	221	1,055
Accumulated depreciation	(794)	(211)	(1,005)
Net book amount	40	10	50

7 INVESTMENT PROPERTIES

	2005 US$'000	2004 US$'000
At 1 January, as restated	407,291	399,846
Exchange differences	(1,933)	8,058
Additions	114	838
Disposal through selling of partial interest in a subsidiary (Note 34)	(78,319)	–
Other disposals	(404)	(58)
Fair value gains/(losses) (included in other gains – net) (Note 26)	26,410	(1,393)
At 31 December	353,159	407,291

(a) The investment properties were revalued at 31 December 2005 by independent professionally qualified valuers on the basis of their market value as a fully operational entity for existing use.

(b) The fair values of investment properties comprised:

	2005 US$'000	2004 US$'000
Outside Hong Kong, held on:		
Freehold	261,502	258,798
Leases of between 10 to 50 years	91,657	148,493
	353,159	407,291

(c) Details of investment properties of the Company's subsidiaries are summarised in note 40(a).

8 LEASEHOLD LAND AND LAND USE RIGHTS

	2005 US$'000	2004 US$'000
At 1 January		
Cost	447,816	378,205
Accumulated amortisation	(68,300)	(61,449)
Net book amount	379,516	316,756
Opening net book amount	379,516	316,756
Exchange differences	4,228	483
Additions	3,585	69,102
Disposal	(3,799)	–
Amortisation of prepaid operating lease payment	(8,387)	(6,825)
Closing net book value	375,143	379,516
At 31 December		
Cost	451,681	447,816
Accumulated depreciation	(76,538)	(68,300)
Net book amount	375,143	379,516

All amortisation expenses in 2005 and 2004 have been included as part of the other operating expenses.

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2005 US$'000	2004 US$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	87,205	88,570
Outside Hong Kong, held on:		
Leases of over 50 years	79,995	132,363
Leases of between 10 to 50 years	207,943	158,583
	375,143	379,516

9 INTANGIBLE ASSETS

	(Negative Goodwill) US$'000	Goodwill US$'000	Trademark & licences US$'000	Total US$'000
At 1 January 2004				
Cost	(261,394)	161,624	-	(99,770)
Accumulated amortisation	58,930	(75,425)	-	(16,495)
Net book amount	(202,464)	86,199	-	(116,265)
Year ended 31 December 2004				
Opening net book amount	(202,464)	86,199	-	(116,265)
Exchange differences	(105)	-	-	(105)
Additions	522	-	-	522
Release upon disposal of partial interest in a subsidiary	1,295	-	-	1,295
Amortisation expenses	16,281	(10,775)	-	5,506
Closing net book amount	(184,471)	75,424	-	(109,047)
At 31 December 2004				
Cost	(259,083)	161,624	-	(97,459)
Accumulated amortisation	74,612	(86,200)	-	(11,588)
Net book amount	(184,471)	75,424	-	(109,047)
Year ended 31 December 2005				
Opening net book amount	(184,471)	75,424	-	(109,047)
Opening adjustment on adoption of HKAS 38	184,471	-	-	184,471
Additions	-	1,393	10,000	11,393
Amortisation expenses	-	-	(125)	(125)
Closing net book amount	-	76,817	9,875	86,692
At 31 December 2005				
Cost	-	76,817	10,000	86,817
Accumulated amortisation	-	-	(125)	(125)
Net book amount	-	76,817	9,875	86,692

The principal component of goodwill represented the excess of cost of acquisition of the hotel management group, SLIM International Limited, over the fair value of the identified net assets acquired. Due to the synergies of the combination of the hotel operation and hotel management sub-groups, the goodwill impairment assessment is based on the future cashflows generated from these sub-groups. In view of the overall performance of the Group, provision for impairment losses is not considered necessary.

10 INVESTMENTS IN AND AMOUNTS DUE FROM SUBSIDIARIES

	2005 US$'000	2004 US$'000
Company		
Investments, at cost		
Unlisted shares	1,698,370	1,698,358
Equity loans	554,398	582,651
	2,252,768	2,281,009

Equity loans are unsecured, interest free with no fixed repayment terms.

(a) Amounts due from subsidiaries

	2005 US$'000	2004 US$'000
Non-current	70,875	3,120
Current	328,810	201,204
	399,685	204,324

10 INVESTMENTS IN AND AMOUNTS DUE FROM SUBSIDIARIES (continued)

(a) Amounts due from subsidiaries (continued)

Non-current balance comprised:

	2005 US$'000	2004 US$'000
Interest bearing at		
– HIBOR plus 1% per annum effective 1 January 2006 with no fixed repayment terms	70,875	–
– HIBOR plus 1% per annum with fixed repayment term	–	3,120
	70,875	3,120

Current balance comprised:

	2005 US$'000	2004 US$'000
Interest bearing at		
– HIBOR plus 1% per annum with fixed repayment term	3,120	6,240
– 4% per annum repayable on demand	–	640
Interest free repayable on demand	325,690	194,324
	328,810	201,204

Amounts due from subsidiaries are unsecured.

(b) Amounts due to subsidiaries as at 31 December 2005 and 2004 are unsecured, interest-free and repayable on demand.

(c) Details of principal subsidiaries are set out in note 38(a).

11 INTEREST IN ASSOCIATES AND DUE FROM ASSOCIATES

	2005 US$'000	2004 US$'000
Interest in associates		
At 1 January, as restated	517,948	486,155
Share of associates' results		
– profit before taxation	95,361	63,413
– taxation	(31,044)	(22,384)
	64,317	41,029
Exchange difference	803	3,188
Acquisition of associates	42,388	–
Dividend declared by associates	(37,153)	(12,424)
Disposal of partial interest in a subsidiary (Note 34)	36,860	–
Disposal of interest in associates	(17,266)	–
Investment in associates under equity method	607,897	517,948
Equity loans (a)	128,804	52,799
Other long term shareholder loans (b)	53,765	55,687
	790,466	626,434

11 INTEREST IN ASSOCIATES AND DUE FROM ASSOCIATES (continued)

Notes:

(a) Equity loans are unsecured, interest-free and with no fixed repayment terms.

(b) Other long term shareholder loans are interest bearing at

	2005 US$'000	2004 US$'000
– HIBOR plus 2% per annum	9,769	11,123
– SIBOR plus 0.217% per annum	11,983	–
– SIBOR plus 0.55% per annum	–	11,983
– 1.25% per annum	32,013	32,581
	53,765	55,687

Other long term shareholder loans are unsecured and with no fixed repayment terms except for a loan to an associate of US$4,110,000 (2004: nil) which will be wholly repayable by 31 December 2015.

(c) Due from associates are unsecured, interest free and repayable within one year.

(d) The Group's interest in its associates, all of which are unlisted, pursuant to HKAS 28 "Investments in Associates", after making appropriate adjustments to conform with the Group's accounting policies, were as follows:

Name	Paid up capital US$'000	Country of incorporation	Assets US$'000	Liabilities US$'000	Revenues US$'000	Profit/ (loss) US$'000	% interest held
2005							
China World Trade Center Ltd.	240,000	The People's Republic China	764,909	329,515	95,735	39,815	50
Others	–	–	486,794	131,722	106,223	24,502	–
			1,251,703	461,237	201,958	64,317	
2004							
China World Trade Center Ltd.	240,000	The People's Republic China	659,301	310,131	81,778	19,964	50
Others	–	–	425,622	148,358	97,206	21,065	–
			1,084,923	458,489	178,984	41,029	

12 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2005 US$'000	2004 US$'000
Equity securities:		
Overseas unlisted shares, at cost	1,916	1,916
– Exchange differences	(175)	(101)
– Provision for impairment losses	(319)	(245)
	1,422	1,570

13 OTHER RECEIVABLES

	2005 US$'000	2004 US$'000
Loan to an investee company (note (a))	–	140
Loans to a managed hotel (note (b))	3,522	4,678
	3,522	4,818

Notes:

(a) The loan is unsecured, interest-free and with no fixed repayment terms.

(b) The loans were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent US$1,468,000) which is interest bearing at LIBOR plus 1% per annum.

The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion is 5.74% per annum.

14 ACCOUNTS RECEIVABLES, PREPAYMENTS AND DEPOSITS

	2005 US$'000	2004 US$'000
Trade receivables	43,294	37,732
Prepayments and deposits	30,579	16,910
Account receivables	17,801	20,868
Consideration receivables from disposed of partial interest in a subsidiary (Note 34)	39,488	–
	131,162	75,510

(a) The fair value of the trade and other receivables are not materially different from their carrying value.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	2005 US$'000	2004 US$'000
0 – 3 months	40,755	35,013
4 – 6 months	1,495	1,418
Over 6 months	1,044	1,301
	43,294	37,732

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

15 FINANCIAL ASSETS HELD FOR TRADING

	2005 US$'000	2004 US$'000
Equity securities, at market value		
Shares listed in Hong Kong	35,829	33,143
Shares listed outside Hong Kong	1,941	3,923
	37,770	37,066

Equity securities listed in Hong Kong included 11,805,055 (31 December 2004: 11,805,055) ordinary shares in the Company ("such SA shares") with a carrying value of US$19,726,000 (31 December 2004: US$16,875,000) held by Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such SA shares, representing approximately 0.5% (31 December 2004: 0.5%) of the issued share capital of the Company as at 31 December 2005, were held by SHPCL before the Company acquired the controlling interests in SHPCL in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to independent parties. In view of the temporary nature of this holding in such SA shares, they have been classified as financial assets held for trading in these financial statements.

16 CASH AND CASH EQUIVALENTS

	Group		Company	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Cash at bank and in hand	125,522	89,362	292	5,022
Short-term bank deposits	150,552	97,512	15,816	19,000
	276,074	186,874	16,108	24,022

The effective interest rate on short-term bank deposits was 3.2% (2004: 1.5%); these deposits have an average maturity of 30 days.

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
Cash and cash equivalents	276,074	186,874	16,108	24,022
Bank overdrafts (Note19)	(9,089)	(147)	–	–
	266,985	186,727	16,108	24,022

17 SHARE CAPITAL

	No. of shares ('000)	Amount: Ordinary shares US$'000	Amount: Share premium US$'000	Total US$'000
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2004 and 31 December 2005	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2005	2,404,292	310,588	719,011	1,029,599
Allotment of shares upon exercise of share options (note (a))	5,929	760	5,131	5,891
Issue of shares upon conversion of convertible bonds (note (b))	117,218	15,029	130,598	145,627
At 31 December 2005	2,527,439	326,377	854,740	1,181,117
At 1 January 2004	2,181,329	282,003	533,237	815,240
Issue of shares upon share placement (note (c))	183,832	23,568	150,542	174,110
Allotment of shares upon exercise of share options (note (a))	22,754	2,917	19,278	22,195
Issue of scrip dividend shares (note (d))	16,377	2,100	15,954	18,054
At 31 December 2004	2,404,292	310,588	719,011	1,029,599

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued: At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	Total consideration US$'000
In year 2005					
January	232,224	204,439	203,763	1,284,000	1,813
February	–	163,821	–	380,000	517
March	127,084	96,911	–	152,000	377
April	–	96,911	–	398,000	457
May	800,000	–	–	–	847
June	180,000	–	67,921	113,000	361
July	290,280	387,644	–	150,000	877
August	233,196	77,528	–	–	335
September	290,280	–	–	–	307
For the year ended 31 December 2005	2,153,064	1,027,254	271,684	2,477,000	5,891
In year 2004					
May	–	–	–	100,000	87
October	–	–	97,030	3,750,000	3,376
November	1,992,654	969,108	1,736,837	6,327,000	10,551
December	4,011,010	1,881,824	892,676	996,000	8,181
For the year ended 31 December 2004	6,003,664	2,850,932	2,726,543	11,173,000	22,195

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$11.68 (2004: HK$9.59).

17 SHARE CAPITAL (continued)

(b) During the year, the following convertible bonds issued by a wholly owned subsidiary of the Company (Note 20) have been converted by the bondholders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	Face value of convertible bonds US$'000	Number of new ordinary shares issued
February 2005	100	84,324
June 2005	37,743	31,826,521
July 2005	45,100	38,030,266
August 2005	54,365	45,842,906
September 2005	1,700	1,433,512
	139,008	117,217,529

(c) In February 2004, the Company under an arrangement involving placement of existing shares and subscription top-up for new shares issued 183,832,000 new shares at HK$7.4 per share to certain related companies. The associated issuing expenses were US$295,000. The net proceeds from such issue were approximately HK$1,358 million (US$174.1 million).

(d) The Company offered to its shareholders a scrip dividend alternative under which the shareholders could elect to receive ordinary shares of HK$1 each in lieu of a cash dividend during the following dividend declaration and ordinary shares were issued under these schemes:

	Number of new ordinary shares issued	Issue price per ordinary share	Issue date
Interim dividend for the year ended 31 December 2004	15,809,483	HK$8.63	7 December 2004
Final dividend for the year ended 31 December 2003	567,268	HK$7.73	28 July 2004
	16,376,751		

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

17 SHARE CAPITAL (continued)

Share options (continued)

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2005		For the year ended 31 December 2004	
	Average exercise price in HK$ per option share	Number of option shares	Average exercise price in HK$ per option share	Number of option shares
At 1 January	8.00	17,312,433	7.78	41,127,845
Granted	11.60	18,150,000	–	–
Exercised	7.75	(5,929,002)	7.61	(22,754,139)
Lapsed	10.32	(509,555)	7.90	(1,061,273)
At 31 December	10.26	29,023,876	8.00	17,312,433

Outstanding option shares at the end of the year have the following expiry dates and exercise prices:

Expiry date	Exercise price in HK$ per option share	Number of option shares as at 31 December 2005	Number of option shares as at 31 December 2004
Executive Option Scheme			
31 December 2004	8.82	–	104,555
30 April 2008	8.26	3,686,712	5,839,776
14 January 2010	8.82	3,682,900	4,710,154
14 January 2011	8.18	1,494,264	1,765,948
		8,863,876	12,420,433
New Option Scheme			
22 May 2005	6.81	–	75,000
28 May 2012	6.81	2,340,000	4,817,000
27 April 2015	11.60	17,820,000	–
		20,160,000	4,892,000

The fair value of each option granted during the year ended 31 December 2005 determined using the Black-Scholes valuation model was HK$3.0 (year ended 31 December 2004: nil). The significant inputs into the model were share price of HK$11.60 at the grant date, exercise price shown above, standard deviation of expected share price returns of 29.59%, expected life of options of 5 years, expected dividend yield of 1.84% and annual risk-free interest rate of 3.16%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last year.

According to the terms of the two option schemes, options on 60,000 shares with exercise price per share of HK$6.81, have been exercised subsequent to 31 December 2005 and up to the date of these financial statements. Options on 210,000 shares with exercise price of HK$11.60 have lapsed subsequent to 31 December 2005 and up to the date of these financial statements.

18 OTHER RESERVES

	Option US$'000	Convertible bonds US$'000	Capital redemption US$'000	Investment properties revaluation US$'000	Share of investment properties revaluation reserves in associates US$'000	Exchange fluctuation US$'000	Capital US$'000	Other US$'000	Contributed surplus US$'000	Total US$'000
Group										
Balance at 1 January 2004, as previously reported	–	–	10,666	456,368	194,078	(137,586)	601,490	1,340	389,741	1,516,097
Currency translation differences arising from adjustment of depreciation for hotel properties and amortisation of leasehold land	–	–	–	–	–	38,601	–	–	–	38,601
Revaluation surplus of investment properties to be recognised in income statement, net of deferred income tax liabilities	–	–	–	10,865	(141,929)	–	–	–	–	(131,064)
Reversal of revaluation reserves for hotel properties, net of deferred income tax liabilities	–	–	–	(467,233)	(52,149)	–	–	–	–	(519,382)
Balance at 1 January 2004, as restated	–	–	10,666	–	–	(98,985)	601,490	1,340	389,741	904,252
Issue of convertible bonds – equity component	–	20,075	–	–	–	–	–	–	–	20,075
Currency translation differences	–	–	–	–	–	24,195	–	–	–	24,195
Other movement	–	–	–	–	–	–	–	28	–	28
Balance at 31st December 2004	–	20,075	10,666	–	–	(74,790)	601,490	1,368	389,741	948,550
Company										
Balance at 1 January and 31 December 2004	–	–	10,666	–	–	–	–	–	1,524,231	1,534,897

For the year ended 31 December 2005

18 OTHER RESERVES (continued)

	Option US$'000	Convertible bonds US$'000	Capital redemption US$'000	Investment properties revaluation US$'000	Share of investment properties revaluation reserves in associates US$'000	Exchange fluctuation US$'000	Capital US$'000	Other US$'000	Contributed surplus US$'000	Total US$'000
Group										
Balance at 1 January 2005, as restated	–	20,075	10,666	–	–	(74,790)	601,490	1,368	389,741	948,550
Currency translation differences	–	–	–	–	–	2,504	–	–	–	2,504
Issue of shares upon conversion of convertible bonds – equity component	–	(13,953)	–	–	–	–	–	–	–	(13,953)
Granting of option shares	3,468	–	–	–	–	–	–	–	–	3,468
Balance at 31 December 2005	3,468	6,122	10,666	–	–	(72,286)	601,490	1,368	389,741	940,569
Company										
Balance at 1 January 2005	–	–	10,666	–	–	–	–	–	1,524,231	1,534,897
Granting of option shares	3,468	–	–	–	–	–	–	–	–	3,468
Balance at 31 December 2005	3,468	–	10,666	–	–	–	–	–	1,524,231	1,538,365

(a) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve until the reserve reaches 10 percent of its registered share capital. This reserve is not available for dividend distribution.

(b) The contributed surplus of the Company arises when the Company issues shares in exchange for the share of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At the Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, whenever appropriate.

18 OTHER RESERVES (continued)

(c) As at 31 December 2005, the Group's distributable reserves comprised:

	2005 US$'000	2004 US$'000
The Company		
Distributable retained earnings	41,760	91,565
Contributed surplus	1,524,231	1,524,231
	1,565,991	1,615,796
Subsidiaries (notes (i) and (ii))		
Distributable retained earnings	549,586	522,747
Associates (notes (i) and (ii))		
Distributable retained earnings	162,122	241,313

Notes:

(i) The distributable profits of subsidiaries and associates are the corresponding share of profits which are distributable as shown in the statutory financial statements of those companies after deducting appropriate withholding tax.

(ii) There are differences between the profits included in the Group financial statements of certain subsidiaries and associates, and those in their statutory financial statements, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

19 BANK LOANS AND OVERDRAFTS

	2005 US$'000	2004 US$'000
Overdrafts – unsecured (Note 16)	9,089	147
Bank loans – secured (Note 6(b))	36	68
Bank loans – unsecured	1,074,728	872,239
	1,083,853	872,454

The maturity of bank loans and overdrafts is as follows:

	2005 US$'000	2004 US$'000
Within 1 year	152,644	103,945
Between 1 and 2 years	407,422	221,994
Between 2 and 5 years	509,806	507,844
Wholly repayable within 5 years	1,069,872	833,783
Over 5 years	13,981	38,671
	1,083,853	872,454

In 2005, the Group refinanced part of the borrowings that fell due between one and five years, by entering into new loan agreements at lower interest cost.

The effective interest rates at the balance sheet date were as follows:

	31 December 2005					31 December 2004				
	HK$	RMB	MYR	US$	Baht	HK$	RMB	MYR	US$	Baht
Bank overdrafts	–	–	6.50%	–	6.75%	–	–	6.50%	–	6.00%
Bank borrowings	4.49%	5.49%	3.74%	4.7%	–	0.67%	5.16%	3.55%	3.54%	–

For the year ended 31 December 2005

19 BANK LOANS AND OVERDRAFTS (continued)

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	2005 US$'000	2004 US$'000
Hong Kong dollars	897,481	800,503
Renminbi	47,261	24,396
Malaysian Ringgit	36,034	42,525
US dollars	103,031	4,980
Baht	46	50
	1,083,853	872,454

The Group has the following undrawn borrowing facilities:

	2005 US$'000	2004 US$'000
Floating rate		
– expiring within one year	158,711	470,276
– expiring beyond one year	482,173	37,928
Fixed rate		
– expiring within one year	4,873	–
– expiring beyond one year	46,679	76,214
	692,436	584,418

As at 31 December 2005, an undrawn floating rate borrowing facility of Baht 800 million (US$19,484,000) expiring beyond one year is secured by a freehold land with net book value of US$6,040,000.

20 CONVERTIBLE BONDS

On 15 March 2004, a wholly owned subsidiary of the Company issued zero coupon guaranteed convertible bonds due March 2009 (the "Maturity Date"), in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per ordinary share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the Maturity Date.

The fair values of the liability component and the equity conversion component were determined at issuance of the bonds.

The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves (Note 18).

The convertible bonds recognised in the balance sheet is calculated as follows:

	2005 US$'000	2004 US$'000
Face value of convertible bonds issued on 15 March 2004	200,000	200,000
Issuing expenses	(3,185)	(3,185)
Equity component	(20,075)	(20,075)
Liability component on initial recognition at 15 March 2004	176,740	176,740
Accumulated interest expense (Note 29)	14,100	7,433
Amount converted to ordinary shares of the Company	(131,674)	–
Liability component	59,166	184,173

20 CONVERTIBLE BONDS (continued)

The face value of the outstanding bonds at 31 December 2005 amounted to US$60,992,000. The carrying value of the liability component is calculated using cash flows discounted at an effective borrowing rate of 5.27% per annum. The fair value of the liability component as at 31 December 2005 amounted to US$57,204,000 and it is calculated using cash flows discounted at a rate based on the borrowing rate of 4.844%.

Subsequent to 31 December 2005 and up to the date of these financial statements, bond holders have served conversion notices and convertible bonds with face value of US$2,400,000 have been converted to 2,023,782 ordinary shares of the Company.

21 DERIVATIVE FINANCIAL INSTRUMENTS

	2005 US$'000
Liabilities	
Interest-rate swaps contracts – non hedging	1,531
Less: current portion of interest – rate swaps contracts	(232)
Non-current portion	1,299

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 31 December 2005 were HK$4,360,000,000 and US$100,000,000, respectively (31 December 2004: HK$2,716,000,000).

At 31 December 2005, the fixed interest rates vary from 4.335% to 5.29% (31 December 2004: 4.69% to 5.74%).

22 MINORITY INTERESTS AND BALANCES WITH MINORITY SHAREHOLDERS

	2005 US$'000	2004 US$'000
Minority interests		
Share of equity	190,808	187,719
Equity loans (a)	58,369	–
	249,177	187,719

Notes:

(a) Equity loans are unsecured, with no fixed repayment terms and bearing interest at:

	2005 US$'000	2004 US$'000
– 2.5% per annum	11,681	–
– interest free	46,688	–
	58,369	–

22 MINORITY INTERESTS AND BALANCES WITH MINORITY SHAREHOLDERS (continued)

(b) Due to minority interest (non-current portion) are unsecured and with the following terms:

	2005 US$'000	2004 US$'000
– HIBOR plus 1% effective 1 January 2006 with no fixed repayment terms	17,719	–
– LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	651	–
– 6% per annum and wholly repayable on 31 December 2015	2,169	–
– HIBOR plus 1% per annum and wholly repayable on 30 June 2006	–	780
– 2.5% per annum with no fixed repayment terms	–	11,798
– interest free with no fixed repayment terms	–	79,907
	20,539	92,485

(c) Due to minority interest (current portion) are unsecured and with the following terms:

	2005 US$'000	2004 US$'000
– HIBOR plus 1% per annum and wholly repayable on 30 June 2006	780	1,560
– Interest free with no fixed repayment terms	17,777	10,358
	18,557	11,918

23 DEFERRED INCOME TAX

Deferred income tax are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2004: 17.5%) for subsidiaries operating in Hong Kong. Deferred income tax of overseas subsidiaries are calculated at the rates of taxation prevailing in the countries in which the respective subsidiaries operate.

The movement on the deferred income tax account is as follows:

	Group	
	2005 US$'000	2004 US$'000
At 1 January	183,541	195,446
Exchange differences	(1,198)	770
Deferred taxation charged/(credited) to income statement (Note 30)	14,703	(12,675)
At 31 December	197,046	183,541

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31 December 2005, the Group has the following unrecognised tax losses to carry forward against future taxable income.

	Group	
	2005 US$'000	2004 US$'000
With no expiry date	8,848	8,303
Lapsed within the next five years	42,942	22,922
	51,790	31,225

23 DEFERRED INCOME TAX (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred income tax liabilities

	Accelerated tax depreciation		Properties valuation surplus/(deficit)		Dividend withholding tax		Total	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
At 1 January	175,641	180,839	1,807	1,984	14,743	21,445	192,191	204,268
Charged/(credited) to income statement	6,665	(5,867)	5,584	(177)	1,857	(6,812)	14,106	(12,856)
Exchange differences	(1,005)	669	–	–	(193)	110	(1,198)	779
At 31 December	181,301	175,641	7,391	1,807	16,407	14,743	205,099	192,191

Deferred income tax assets

	Tax losses		Others		Total	
	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000	2005 US$'000	2004 US$'000
At 1 January	(2,215)	(1,939)	(6,435)	(6,883)	(8,650)	(8,822)
Charged/(credited) to income statement	1,135	(276)	(538)	457	597	181
Exchange differences	(4)	–	4	(9)	–	(9)
At 31 December	(1,084)	(2,215)	(6,969)	(6,435)	(8,053)	(8,650)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

23 DEFERRED INCOME TAX (continued)

	2005 US$'000	2004 US$'000
Deferred income tax assets	(5,179)	(5,995)
Deferred income tax liabilities	202,225	189,536
	197,046	183,541

24 ACCOUNTS PAYABLE AND ACCRUALS

	2005 US$'000	2004 US$'000
Trade payables	41,738	35,026
Construction cost payable and accrued expenses	190,058	160,405
	231,796	195,431

At 31 December 2005, the ageing analysis of the trade payables were as follows:

	2005 US$'000	2004 US$'000
0 – 3 months	39,066	33,213
4 – 6 months	1,195	708
Over 6 months	1,477	1,105
	41,738	35,026

25 EXPENSES BY NATURE

Expenses included in cost of sales, marketing expenses, administrative expenses and other operating expenses are analysed as follows:

	2005 US$'000	2004 US$'000
Depreciation of property, plant and equipment (net of amount capitalised of US$124,000 (2004: US$71,000)) (Note 6)	104,521	90,903
Amortisation of leasehold land and land use rights (Note 8)	8,387	6,825
Amortisation of trademark and licences (Note 9)	125	–
Amortisation of negative goodwill	–	(5,506)
Employee benefit expenses (Note 27)	228,850	204,413
Cost of inventories sold or consumed in operation	104,747	92,923
Discarding of fixed assets due to redevelopment of a resort	–	5,187
Loss on disposal of fixed assets	2,492	1,706
Discarding of fixed assets due to renovation of hotels	2,642	6,913
Expenses on share options granted	3,468	–
Auditors' remuneration	735	663

26 OTHER GAINS – NET

	2005 US$'000	2004 US$'000
Fair value gains/(losses) on investment properties (Note 7)	26,410	(1,393)
Available-for-sale financial assets:		
– (impairment losses)/reversal of impairment	(74)	87
Gains (realised and unrealised) on financial assets held for trading	7,494	20,902
Derivative financial instruments:		
– interest-rate swap contracts: transactions not qualifying as hedges	3,539	–
Loss on disposal of associates	(2,925)	–
Gains/(losses) on disposal of partial interests in subsidiaries (Note 34)	340	(926)
Gain on disposal of a hotel	2,389	–
Interest income	4,940	4,662
Dividend income	1,008	1,446
Others	1,622	1,248
	44,743	26,026

27 EMPLOYEE BENEFIT EXPENSES

(excluding directors' emoluments)

	2005 US$'000	2004 US$'000
Wages and salaries (including unutilised annual leave)	178,718	157,204
Pension costs	12,028	11,797
Other welfare	38,104	35,412
	228,850	204,413

Pension Scheme Arrangement

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the PRC, Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of these schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of their monthly gross earnings with a ceiling of HK$1,000 (equivalent US$129) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilised by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilised by employers during the year and available for the future reduction of employers' contributions as at 31 December 2005 were not material.

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in these countries. Contributions are made based on a percentage, ranging from 7% to 26%, of the employee's salaries and bonus, if applicable, and were charged to the profit and loss account as incurred. The maximum contributions by the subsidiaries for each employee for the Group's subsidiaries in Singapore are fixed by the Singapore government at S$650 (equivalent to US$391) per month for monthly salaries and bonus payment. The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 11% of their gross salaries and bonus, if applicable, to such fund respectively.

27 EMPLOYEE BENEFIT EXPENSES (continued)

Pension Scheme Arrangement (continued)

The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employees' final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary at 22 September 2003 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 7% per annum and salary will increase by 5% per annum. According to this report, both Edsa Shangri-La Hotel & Resort, Inc. and Mactan Shangri-La Hotel & Resort, Inc. can suspend contributions until another valuation is done within the next three years as the total funded assets of these two subsidiaries exceeded the actuarial accrued liability and the 2003 normal cost by Peso 10,750,000 (equivalent to US$202,000) and Peso 5,411,700 (equivalent to US$102,000) respectively while Makati Shangri-La Hotel & Resort, Inc. had an unfunded actuarial liability of Peso 8,369,000 (equivalent to US$158,000) and required normal cost contribution of Peso 5,542,000 (equivalent to US$104,000) for the period 1 July 2003 to 30 June 2004 and an annual contribution of Peso 1,908,000 (equivalent to US$36,000) in the next 5 years.

Total pension cost including charges for directors charged to the income statement for the year under all pension schemes was US$12,110,000 (2004: US$11,874,000).

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2005 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[6] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr Kuok Khoon Loong, Edward	–	323	2,571	–	225	8	–	3,127
Mr Ye Longfei	–	348	643	–	4	1	–	996
Mr Giovanni Angelini	145	335	3,213	–	186	62	–	3,941
Mr Lui Man Shing	4	–	–	–	–	–	–	4
Mr Ng Si Fong, Alan	–	153	223	–	125	8	–	509
Madam Kuok Oon Kwong	23	155	142	–	5	3	–	328
Mr Ho Kian Guan	46	–	–	–	–	–	–	46
Mr Lee Yong Sun	19	–	–	–	–	–	–	19
Mr Roberto V. Ongpin	19	–	–	–	–	–	–	19
Mr Alexander Reid Hamilton	39	–	–	–	–	–	–	39
Mr Tow Heng Tan	37	–	–	–	–	–	–	37
Mr Timothy David Dattels	19	–	–	–	–	–	–	19
Mr Ho Kian Hock[1]	–	–	–	–	–	–	–	–

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2004 is set out below:

Name of Director	Fees US$'000	Salary US$'000	*Discretionary* bonuses US$'000	*Inducement* fees US$'000	Other benefits[6] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr Kuok Khoon Loong, Edward	–	298	641	–	224	8	–	1,171
Mr Ye Longfei	–	136	241	–	4	–	–	381
Mr Giovanni Angelini	158	282	1,026	–	138	58	–	1,662
Mr Lui Man Shing	4	–	–	–	–	–	–	4
Mr Ng Si Fong, Alan	–	130	136	–	123	8	–	397
Madam Kuok Oon Kwong	23	144	102	–	10	3	–	282
Mr Ho Kian Guan	57	–	–	–	–	–	–	57
Mr Lee Yong Sun	19	–	–	–	–	–	–	19
Mr Roberto V. Ongpin	19	–	–	–	–	–	–	19
Mr Alexander Reid Hamilton	32	–	–	–	–	–	–	32
Mr Tow Heng Tan	38	–	–	–	–	–	–	38
Mr Timothy David Dattels[2]	18	–	–	–	–	–	–	18
Mr Ho Kian Hock[1]	–	–	–	–	–	–	–	–
Mr Kuok Khoon Ho[3]	6	–	–	–	–	–	–	6
Mr John David Hayden[4]	2	–	–	–	–	–	–	2
Mr Ho Kian Cheong[5]	–	–	–	–	–	–	–	–

Notes:

(1) Mr Ho Kian Hock was appointed as Alternate Director to Mr Ho Kian Guan on 4 November 2004.

(2) Mr Timothy David Dattels was appointed as Director on 1 February 2004.

(3) Mr Kuok Khoon Ho resigned as Director on 1 February 2004.

(4) Mr John David Hayden resigned as Director on 1 February 2004.

(5) Mr Ho Kian Cheong resigned as Alternate Director to Mr Ho Kian Guan on 29 October 2004.

(6) Other benefits include leave pay, housing, holiday warrant, medical expenses and insurance premium. Pursuant to the Executive Option Scheme and the New Option Scheme of the Company (Note 17), the Company granted to the Directors options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair value of option shares granted to the Directors in 2005 was included in the total expenses on share options granted (Note 25).

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Movement of options shares granted to the Directors for the year ended 31 December 2005 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Ye Longfei	1 May 1998	I	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 1999 – 30 April 2008
	1 May 1998	II	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 2000 – 30 April 2008
	1 May 1998	III	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 2001 – 30 April 2008
	15 January 2000	I	8.30	193,822	–	–	(193,822)	–	8.82	3.83	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	193,822	–	–	(193,822)	–	8.82	3.83	15 January 2002 – 14 January 2010
	15 January 2001	I	7.80	339,606	–	–	–	339,606	8.18	–	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	339,606	–	–	–	339,606	8.18	–	15 January 2003 – 14 January 2011
Mr Giovanni Angelini	15 January 2000	I	8.30	266,505	–	–	–	266,505	8.82	–	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	266,505	–	–	–	266,505	8.82	–	15 January 2002 – 14 January 2010

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Kuok Khoon	28 April 2005	I	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
Loong, Edward	28 April 2005	II	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
Mr Ye Longfei	29 May 2002	II	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
Mr Giovanni Angelini	28 April 2005	I	11.75	–	500,000	–	–	500,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	500,000	–	–	500,000	11.60	–	28 April 2007 – 27 April 2015
Mr Lui Man Shing	29 May 2002	I	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
Mr Ng Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
Madam Kuok	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
Oon Kwong	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Ho Kian Guan	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Lee Yong Sun	29 May 2002	I	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Roberto V. Ongpin	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Alexander Reid Hamilton	29 May 2002	I	6.80	75,000	–	–	(75,000)	–	6.81	5.09	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	(75,000)	–	6.81	5.09	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Tow Heng Tan	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Timothy David Dattels	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Movement of option shares granted to the Directors for the year ended 31 December 2004 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2004	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2004	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Ye Longfei	1 May 1998	I	5.60	96,760	-	-	-	96,760	8.26	-	1 May 1999 – 30 April 2008
	1 May 1998	II	5.60	96,760	-	-	-	96,760	8.26	-	1 May 2000 – 30 April 2008
	1 May 1998	III	5.60	96,760	-	-	-	96,760	8.26	-	1 May 2001 – 30 April 2008
	15 January 2000	I	8.30	193,822	-	-	-	193,822	8.82	-	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	193,822	-	-	-	193,822	8.82	-	15 January 2002 – 14 January 2010
	15 January 2001	I	7.80	339,606	-	-	-	339,606	8.18	-	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	339,606	-	-	-	339,606	8.18	-	15 January 2003 – 14 January 2011
Mr Kuok Khoon Ho	1 May 1998	I	5.60	387,041	-	(387,041)	-	-	8.26	-	1 May 1999 – 30 April 2008
	1 May 1998	II	5.60	387,041	-	(387,041)	-	-	8.26	-	1 May 2000 – 30 April 2008
	1 May 1998	III	5.60	387,041	-	(387,041)	-	-	8.26	-	1 May 2001 – 30 April 2008
	15 January 2000	I	8.30	242,278	-	(242,278)	-	-	8.82	-	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	242,277	-	(242,277)	-	-	8.82	-	15 January 2002 – 14 January 2010
	15 January 2001	I	7.80	145,545	-	(145,545)	-	-	8.18	-	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	145,545	-	(145,545)	-	-	8.18	-	15 January 2003 – 14 January 2011
Mr Giovanni Angelini	1 May 1998	I	5.60	145,141	-	-	(145,141)	-	8.26	0.84	1 May 1999 – 30 April 2008
	1 May 1998	II	5.60	145,141	-	-	(145,141)	-	8.26	0.84	1 May 2000 – 30 April 2008
	1 May 1998	III	5.60	145,139	-	-	(145,139)	-	8.26	1.34	1 May 2001 – 30 April 2008
	15 January 2000	I	8.30	266,505	-	-	-	266,505	8.82	-	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	266,505	-	-	-	266,505	8.82	-	15 January 2002 – 14 January 2010
	15 January 2001	I	7.80	145,545	-	-	(145,545)	-	8.18	1.07	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	145,545	-	-	(145,545)	-	8.18	1.07	15 January 2003 – 14 January 2011
Mr John David Hayden	1 May 1998	I	5.60	387,041	-	(387,041)	-	-	8.26	-	1 May 1999 – 30 April 2008
	1 May 1998	II	5.60	387,041	-	(387,041)	-	-	8.26	-	1 May 2000 – 30 April 2008
	1 May 1998	III	5.60	387,041	-	(387,041)	-	-	8.26	-	1 May 2001 – 30 April 2008

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2004	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2004	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Ye Longfei	29 May 2002	I	6.80	500,000	–	–	(500,000)	–	6.81	2.79	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	500,000	–	–	(350,000)	150,000	6.81	2.79	29 May 2004 – 28 May 2012
Mr Kuok Khoon Ho	29 May 2002	I	6.80	500,000	–	(500,000)	–	–	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	500,000	–	(500,000)	–	–	6.81	–	29 May 2004 – 28 May 2012
Mr Giovanni Angelini	29 May 2002	I	6.80	600,000	–	–	(600,000)	–	6.81	1.89	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	600,000	–	–	(600,000)	–	6.81	2.14	29 May 2004 – 28 May 2012
Mr Lui Man Shing	29 May 2002	I	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2004 – 28 May 2012
Mr Ng Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
Madam Kuok Oon Kwong	29 May 2002	I	6.80	150,000	–	–	(150,000)	–	6.81	2.99	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	150,000	–	–	(150,000)	–	6.81	2.99	29 May 2004 – 28 May 2012
Mr John David Hayden	29 May 2002	I	6.80	75,000	–	(75,000)	–	–	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	(75,000)	–	–	6.81	–	29 May 2004 – 28 May 2012
Mr Ho Kian Guan	29 May 2002	I	6.80	75,000	–	–	(75,000)	–	6.81	1.79	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	(75,000)	–	6.81	1.79	29 May 2004 – 28 May 2012
Mr Lee Yong Sun	29 May 2002	I	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2004 – 28 May 2012
Mr Alexander Reid Hamilton	29 May 2002	I	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2004 – 28 May 2012

28 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2004: four) directors whose emoluments are reflected in the anlaysis presented above. The emoluments payable to the remaining two (2004: one) individuals during the year are as follows:

	2005 US$'000	2004 US$'000
Basic, salaries, housing allowances, other allowances and benefits in kind	852	460
Employer's contribution to pension schemes	52	21
Discretionary bonuses	488	197
Inducement fee to join the Group	–	–
Compensation for loss of office	–	–
	1,392	678

Pursuant to the Executive Option Scheme and the New Option Scheme of the Company (Note 17), the Company granted to these two individuals (2004: one) options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair value of option shares granted to the two individuals in 2005 was included in the total expense on share options granted (Note 25).

The emoluments fell within the following bands:

	Number of individuals	
	2005	2004
Emolument bands		
HK$5,500,001 – HK$6,000,000	1	–
HK$5,000,001 – HK$5,500,000	1	1

29 FINANCE COSTS

	2005 US$'000	2004 US$'000
Interest expense:		
– interest-rate swap contracts	–	28,553
– bank loans and overdrafts	34,880	14,397
– interest on other borrowings wholly repayable within five years	–	1,148
– convertible bonds wholly repayable within five years (Note 20)	6,667	7,433
	41,547	51,531
Less: amount capitalised	(7,002)	(4,398)
	34,545	47,133
Net foreign exchange transaction (gains)/losses	(1,694)	1,189
	32,851	48,322

The effective capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 3.7% per annum (2004: 4.6%).

30 INCOME TAX EXPENSE

	2005 US$'000	2004 US$'000
Current income tax		
– Hong Kong profits tax	8,679	4,962
– Overseas taxation	28,922	20,618
Deferred income tax (Note 23)	14,703	(12,675)
	52,304	12,905

Share of associates' taxation for the year ended 31 December 2005 of US$31,044,000 (2004: US$22,384,000) is included in the income statement as share of profits of associates.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2005 US$'000	2004 US$'000
Profit before income tax	219,835	135,428
Calculated at a taxation rate of 17.5%	38,471	23,700
Effect of different taxation rates of subsidiaries operating in other countries	16,326	4,964
Income not subject to taxation	(28,532)	(22,112)
Expenses not deductible for taxation purposes	21,888	16,861
Tax effect on unrecognised tax losses	3,005	2,372
Utilisation of previously unrecognised tax losses	(5,016)	(2,688)
Effect on opening net deferred taxation resulting from an increase/(decrease) in tax rate	3,909	(1,301)
Under/(over) provision in prior year	204	(1,282)
Withholding tax	3,713	(3,750)
Reversal of deferred taxation by a subsidiary upon satisfying certain local tax laws	–	(4,140)
Tax incentive	(1,960)	–
Others	296	281
Taxation charge	52,304	12,905

(a) Hong Kong profits tax is provided at a rate of 17.5% (2004: 17.5%) on the estimated assessable profit of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

31 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS AND RETAINED EARNINGS OF THE COMPANY

The profit attributable to equity holders is dealt with in the financial statements of the Company to the extent of US$28,358,000 (2004: US$113,733,000).

Movement of retained earnings of the Company

	2005 US$'000	2004 US$'000
Retained earnings		
Balance at 1 January, as previously reported	91,565	29,388
Opening adjustment for the adoption of HKAS 39	(14,673)	–
Balance at 1 January, as restated	76,892	29,388
Profit for the year	28,358	113,733
2004/2003 final dividend paid	(30,878)	(24,258)
2005/2004 interim dividend paid (Note 33)	(32,612)	(27,298)
Balance at 31 December	41,760	91,565
Representing		
2005/2004 final dividend proposed (Note 33)	32,639	30,861
Retained earnings	9,121	60,704
Balance at 31 December	41,760	91,565

32 EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005 US$'000	2004 US$'000
Profit attributable to equity holders of the Company	150,990	113,518
Weighted average number of ordinary shares in issue (thousands)	2,460,837	2,342,637
Basic earnings per share (US cents per share)	6.14	4.85

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

32 EARNINGS PER SHARE (Continued)

Diluted (continued)

For the year ended 31 December 2005, all the share options issued under the Executive Option Scheme and all the share options under the New Option Scheme have the greatest dilution effect. For the year ended 31 December 2004, only the share options at exercise price of HK$6.81 per option share issued under the New Option Scheme have the greatest dilution effect.

	2005 US$'000	2004 US$'000
Profit attributable to equity holders of the Company	150,990	113,518
Weighted average number of ordinary shares in issue (thousands)	2,460,837	2,342,637
Adjustments for – share options (thousands)	4,305	2,392
Weighted average number of ordinary shares for diluted earnings per share (thousands)	2,465,142	2,345,029
Diluted earnings per share (US cents per share)	6.13	4.84

33 DIVIDENDS

	2005 US$'000	2004 US$'000
Interim dividend paid of HK10 cents (2004: HK9 cents) per ordinary share	32,612	27,298
Proposed final dividend of HK10 cents (2004: HK10 cents) per ordinary share	32,639	30,861
	65,251	58,159

At a meeting held on 4 April 2006, the directors proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2005, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Cash generated from operations

	2005 US$'000	2004 US$'000
Profit before income tax	219,835	135,428
Share of results of associates	(64,317)	(41,029)
Fair value (gains)/losses on investment properties	(26,410)	1,393
Depreciation	104,521	90,903
Amortisation of leasehold land and land use rights and trademark	8,512	6,825
Amortisation of negative goodwill	–	(5,506)
Interest on bank loans and overdrafts, other borrowings and convertible bonds	34,545	47,133
Interest income	(4,940)	(4,662)
Dividend income	(1,008)	(1,446)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations and redevelopment	5,134	13,806
Gain on disposal of a hotel	(2,389)	–
Realised and unrealised gains on financial assets held for trading	(7,494)	(20,902)
Impairment losses/(reversal of impairment) on available-for-sale financial assets	74	(87)
Expenses on share option granted	3,468	–
Gain on interest-rate swap contracts – not qualifying as hedges	(3,539)	–
(Gains)/losses on disposal of partial interest in subsidiaries	(340)	926
Losses on disposal of associates	2,925	–
Operating profit before working capital changes	268,577	222,782
Increase in inventories	(1,785)	(1,562)
Increase in accounts receivable, prepayments and deposits	(16,661)	(15,375)
Increase in amount due from associates	(3,703)	–
Increase in accounts payable and accruals	41,793	42,939
Increase in amounts due to minority shareholders	–	30
Net cash generated from operations	288,221	248,814

(b) Disposal of partial interests in subsidiaries

(i) In December 2005, the Group disposed 50.5% equity interest out of its 99% holding in Shanghai Ji Xiang Properties Co., Ltd., an investment holding company incorporated in The People's Republic of China (the "PRC") which currently owns a piece of land for property development in Shanghai. This disposal was part of the discloseable and connected transactions relating to the joint acquisition, ownership and development of four connected sites in Shanghai as approved by the independent shareholders of the Company in 2004.

The total cash consideration for the disposal of the 50.5% equity interest and assignment of proportionate share of amounts due to the Group was US$39,488,308.

	US$'000
Details of the disposal:	
Cash consideration to be received in January 2006 (Note 14)	39,488
Less : fair value of effective interest of net assets disposed	(38,380)
: fair value of amount due to the Group disposed	(756)
: other expenses	(55)
Gain on disposal	297

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(b) Disposal of partial interests in subsidiaries (continued)

The assets and liabilities disposed are as follows:

	Fair value and carrying amount US$'000
Investment properties (Note 7)	78,319
Cash and cash equivalent	11
Amount due to a shareholder	(1,481)
Other liabilities	(849)
Net assets	76,000
1% minority interests	(760)
The Group's share of net assets	75,240
Share of net assets disposed	(38,380)
Share of net assets owned by the Group after disposal (Note 11)	36,860

(ii) In July 2005, the Group also disposed 5% equity interest in a wholly owned subsidiary and assigned 5% of the outstanding shareholder loan to the buyer at face value for a cash consideration of HK$5 and US$1,520,000, respectively. This subsidiary holds 100% interest in a project company in Ningbo, PRC for development of the Shangri-La Hotel, Ningbo. The Group recorded a gain on disposal of US$43,000.

(iii) Total gains on disposal of partial interests in subsidiaries during the year were US$340,000 (Note 26).

35 CONTINGENCIES AND CHARGES OVER ASSETS

(a) Contingent liabilities

As at 31 December 2005, contingent liabilities of the Group were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associates. The utilised amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company at the balance sheet date amounts to US$1,009,813,000 (2004: US$801,543,000) for the subsidiaries and US$20,439,000 (2004: US$23,469,000) for associates.

(ii) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$30,385,000 (2004: US$25,265,000).

(iii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$7,432,000) (2004: A$10,000,000).

(b) Charges over assets

As at 31 December 2005, bank loans of a subsidiary amounting to US$36,000 (2004: US$68,000) were secured by charges over certain motor vehicles of the subsidiary with net book values totalling US$93,000 (2004: US$112,000).

36 COMMITMENTS

(a) The Group's capital expenditure committed at the balance sheet date but not yet incurred is as follows:

	2005 US$'000	2004 US$'000
Property, plant and equipment		
at existing properties		
Contracted but not provided for	28,693	32,009
Authorised but not contracted for	36,771	52,297
Development projects		
Contracted but not provided for	324,531	76,430
Authorised but not contracted for	1,502,325	1,155,190
	1,892,320	1,315,926

(b) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2005 US$'000	2004 US$'000
Not later than one year	10,136	6,458
Later than one year and not later than five years	24,866	19,077
Later than five years	118,752	108,648
	153,754	134,183

(c) At 31 December 2005, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases in respect of land and buildings as follows:

	2005 US$'000	2004 US$'000
Not later than one year	10,268	7,894
Later than one year and not later than five years	7,212	2,162
Later than five years	36	–
	17,516	10,056

(d) The Company had entered into HIBOR and LIBOR interest rate swap contracts for an aggregate principal amount of HK$4,360,000,000 and US$100,000,000 at fixed interest rates between 4.335% to 5.29% per annum to reduce its interest rate exposure. These contracts will be maturing between May 2006 through November 2012.

37 RELATED PARTY TRANSACTIONS

Kerry Group Limited ("KGL"), which owns approximately 43.04% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 31 December 2005, has significant influence over the Company.

The following transactions were carried out with related parties:

	2005 US$'000	2004 US$'000
(a) Transactions with subsidiaries of KGL during the year (other than subsidiaries of the Company)		
Receipt of hotel management and related services and royalty fees	1,874	1,577
Reimbursement of office expenses and payment of administration and related expenses	1,754	1,633
Payment of office rental, management fees and rates	329	332
Purchase of edible oil	519	523
(b) Transactions with associates of the Group during the year (other than a subsidiary of KGL included under item (a) above)		
Receipt of hotel management and related services and royalty fees	7,106	5,460
Receipt for laundry services	660	660

	2005 US$'000	2004 US$'000
(c) Financial assistance provided to subsidiaries of KGL as at 31 December (other than subsidiaries of the Company)		
Balance of loan to associates of the Group	53,447	54,187
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	20,440	23,469
(d) Financial assistance provided to associates of the Group as at 31 December (excluding item (c) above)		
Balance of loan to associates of the Group	53,730	54,298
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to an associate of the Group	10,886	1,965

There are no material changes to the terms of the above transactions during the year.

	2005 US$'000	2004 US$'000
(e) Key management compensation		
Fees, salaries and other short-term employee benefits	8,823	3,820
Post employment benefits	82	77

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES

(a) At 31 December 2005, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	–	Investment holding	1
Shangri-La Asia Treasury Limited	The British Virgin Islands	Ordinary HK$780	100	–	Group financing	1
Shangri-La Finance Limited	The British Virgin Islands	Ordinary US$1,000	100	–	Group financing	1
Kerry Industrial Company Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Investment holding	1
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Hotel ownership and operation	1
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	–	80	Hotel ownership and operation	1
Shenzhen Shangri-La Hotel Limited	The People's Republic of China	US$32,000,000	–	51.30	Hotel ownership and operation	2, 5, 7
Beihai Shangri-La Hotel Ltd.	The People's Republic of China	US$16,000,000	–	97	Hotel ownership and operation	5, 7

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2005, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Shanghai Pu Dong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$47,000,000	–	100	Hotel ownership and operation	2, 4, 7
Shenyang Traders Hotel Ltd.	The People's Republic of China	US$28,334,000	–	100	Hotel ownership and operation	6, 7
Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	RMB167,000,000	–	90	Hotel ownership and operation and real estate operation	5, 7
Jilin Province Kerry Real Estate Development Ltd	The People's Republic of China	RMB25,000,000	–	90	Real estate development and operation	5, 7
Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$22,184,000	–	100	Hotel ownership and operation and real estate development and operation	6, 7
Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$51,666,670	–	100	Hotel ownership and operation and real estate development and operation	6, 7
Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	US$12,000,000	–	100	Hotel ownership and operation	4, 7
Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$20,767,000	–	100	Hotel ownership and operation	6, 7

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2005, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	US$6,000,000	–	92	Real estate development and operation	5, 7
Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$26,667,000	–	92	Hotel ownership and operation	5, 7
Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	HK$94,860,051	–	100	Real estate development	3, 6, 7
Fuzhou Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$22,200,000	–	100	Hotel ownership and operation	6, 7
Zhongshan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$16,310,000	–	51	Hotel ownership and operation	5, 7
Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	US$11,707,000	–	90	Real estate development and operation	3, 5, 7
Shangri-La Hotel (Chengdu) Co, Ltd.	The People's Republic of China	US$27,340,000	–	80	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd.	The People's Republic of China	US$28,340,000	–	100	Hotel ownership and operation	3, 6, 7

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2005, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	Notes
Shangri-La Hotel (Shenzhen Futian) Co., Ltd.	The People's Republic of China	US$20,000,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Ningbo) Co., Ltd.	The People's Republic of China	US$37,400,500	–	95	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Wenzhou) Co., Ltd.	The People's Republic of China	US$11,200,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Xian) Co., Ltd.	The People's Republic of China	US$12,501,753	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Guilin) Co., Ltd.	The People's Republic of China	US$4,250,500	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Baotou) Co., Ltd.	The People's Republic of China	US$15,500,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Huhhot) Co., Ltd.	The People's Republic of China	US$21,670,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Manzhouli) Co., Ltd.	The People's Republic of China	US$2,000,000	–	100	Hotel ownership and operation	3, 6, 7

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2005, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	Notes
Makati Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 921,948,400	–	100	Hotel ownership and operation	
Edsa Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 792,128,700	–	100	Hotel ownership and operation	
Mactan Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	–	100	Hotel ownership and operation	
Boracay Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 10,825,000	–	100	Hotel ownership and operation	3
Addu Investments Private Limited	Maldives	Rufiyaa 12,000,000	–	70	Hotel ownership and operation	3
Yanuca Island Limited	Fiji	Ordinary F$1,262,196	–	71.64	Hotel ownership and operation	2
Shangri-La Hotel Limited	Singapore	Ordinary S$164,663,560	–	100	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments	

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2005, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	–	100	Hotel ownership and operation	
Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	–	52.78	Investment holding and hotel ownership and operation	
Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	–	52.78	Hotel ownership and operation	
Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	52.78	Hotel ownership and operation	
Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	31.67	Hotel ownership and operation	
Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	–	64.59	Hotel and golf club ownership and operation	
UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	–	52.78	Property investment and office management	
UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	–	52.78	Investment holding and property investment	
Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	–	59.16	Hotel ownership and operation	

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(a) At 31 December 2005, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	Notes
Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	–	73.61	Hotel, serviced apartments and office ownership and operation	
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	–	Investment holding	1
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Hotel management, marketing, consultancy and reservation services	1
Shangri-La Hotel Management (Shanghai) Co., Ltd	The People's Republic of China	US$140,000	–	100	Hotel management, marketing and consultancy services	6, 7
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary EUR18,151	–	100	Licensing use of intellectual property rights	

Notes:

1 Subsidiaries audited by PricewaterhouseCoopers, Hong Kong.

2 Subsidiaries audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

4 Co-operative Joint Venture

5 Equity Joint Venture

6 Wholly Foreign Owned Enterprise

7 The amount of paid up/issued capital for subsidiaries incorporated in The People's Republic of China represented the amount of paid in registered capital.

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(b) At 31 December 2005, the Group held interests in the following principal associates:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	Notes
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment	2
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	38	Hotel ownership and operation	
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation	
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment	1
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation	2
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation	2
Shanghai Xin Ci Hou Properties Co., Ltd.	The People's Republic of China	24.75	Real estate development and operation	2
Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	48.5	Real estate development and operation	2
Shanghai Jin Ci Hou Properties Company Limited	The People's Republic of China	49	Real estate development and operation	

38 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

(b) At 31 December 2005, the Group held interests in the following principal associates: (continued)

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	Notes
Shanghai Ming Cheng Real Estate Development Co., Ltd.	The People's Republic of China	49	Real estate development and operation	
Cuscaden Properties Pte Ltd	Singapore	40.75	Hotel ownership and operation and property investment	
Tanjong Aru Hotel Sdn. Bhd.	Malaysia	40	Hotel ownership and operation	
PT Swadharma Kerry Satya	Indonesia	25	Hotel ownership and operation	

Notes:

1 Associates audited by PricewaterhouseCoopers, Hong Kong.

2 Associates audited by other member firms of PricewaterhouseCoopers, Hong Kong.

(c) The above tables list out the subsidiaries and associates of the Company as at 31 December 2005 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

39 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES

(a) Details of hotel properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Medium lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen Shenzhen East Side, Railway Station, Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease

Address	Existing use	Lease term
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 569 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Medium lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease

39 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Zhongshan 16 Qi Wan Road North, Eastern Area, Zhongshan 528403, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Fuzhou 9 Xin Quan Nan Road, Fuzhou 350005 The People's Republic of China	Hotel operation	Long lease
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease

Address	Existing use	Lease term
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease
Shangri-La's Mactan Island Resort & Spa, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort, Yanuca Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur UBN Complex, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold

39 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Shangri-La Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation, residential and office rental	Freehold

(b) Details of hotel properties of the operating associates are as follows:

Address	Existing use	Lease term
China World Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
The Kerry Centre Hotel, Beijing 1 Guanghua Road, Chaoyang District, Beijing 100020 The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease

39 HOTEL PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(b) Details of hotel properties of the operating associates are as follows: (continued)

Address	Existing use	Lease term
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Shangri-La's Tanjung Aru Resort, Kota Kinabalu 88995 Kota Kinabalu, Sabah, Malaysia	Hotel operation	Long lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1 Jakarta 10220, Indonesia	Hotel operation	Medium lease

40 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATES

(a) Details of investment properties of the subsidiaries are as follows:

Address	Existing use	Lease term
Shangri-La Residences, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold
Shangri-La Residences, Singapore No. 1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

40 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATES (continued)

(b) Details of investment properties of the operating associates are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Office and commercial rental	Freehold

41 EVENTS AFTER THE BALANCE SHEET DATE

(a) The Company issued the following new ordinary shares to holders of convertible bonds who have exercised the right of conversion at conversion price of HK$9.25 per ordinary share subsequent to 31 December 2005 and up to the date of these financial statements:

Issue date of ordinary shares	Face value of convertible bonds US$'000	Number of new ordinary shares issued
Jan 2006	1,000	843,243
Feb 2006	400	337,296
Mar 2006	1,000	843,243
	2,400	2,023,782

(b) The Company issued a total of 60,000 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 31 December 2005 and up to the date of these financial statements.

42 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 4 April 2006.

The financial summary of the Group for the last five years are as follows:

	2005 US$'000	Restated 2004 US$'000	Restated 2003 US$'000	Restated 2002 US$'000	Restated 2001 US$'000
Results					
Profit/(loss) attributable to:					
Equity holders	150,990	113,518	7,198	34,568	(12,389)
Minority interests	16,541	9,005	4,767	6,675	5,445
Assets and liabilities					
Total assets	4,263,067	3,720,141	3,504,622	3,395,546	3,351,371
Total liabilities	1,632,853	1,554,697	1,658,336	1,562,688	1,543,382
Total equity	2,630,214	2,165,444	1,846,286	1,832,858	1,807,989

The consolidated financial statements for the years ended 31 December 2004, 2003, 2002 and 2001 have been restated as a result of the prior year adjustments in respect of the adoption of the new/revised Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants effective for the financial year commencing on or after 1 January 2005. Details of the effect of adoption the new/revised HKFRS are provided in note 2 to the consolidated financial statements.

SHANGRI-LA ASIA LIMITED
21/F, CITIC Tower, No. 1 Tim Mei Avenue
Central, Hong Kong

www.shangri-la.com